
11006462

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-16751

WELLPOINT, INC.
(Exact name of registrant as specified in its charter)

Indiana	**35-2145715**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
120 Monument Circle Indianapolis, Indiana	**46204**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: **(317) 488-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (assuming solely for the purposes of this calculation that all Directors and executive officers of the Registrant are "affiliates") as of June 30, 2010 was approximately $19,672,596,508.

As of February 9, 2011, 375,511,311 shares of the Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information from the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 17, 2011.



WELLPOINT®

120 Monument Circle
Indianapolis, IN 46204
Tel (317) 488-6562
Fax (317) 488-6616

Kathleen S. Kiefer
Vice President and
Assistant Corporate Secretary

April 1, 2011

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Filing Desk

Re: WellPoint, Inc.
Commission File No. 001-16751
Annual Report to Shareholders

Dear Sir or Madam:

On behalf of WellPoint, Inc. (the "Company"), enclosed are seven copies of the Company's Form 10-K, which is its Annual Report to Shareholders for the Securities and Exchange Commission's information pursuant to Rule 14a-3(c). The Notice of Annual Meeting, Proxy Statement and Proxy Card were filed on April 1, 2011 via direct transmission to the EDGAR system of the Commission. The Form 10-K, Notice of Annual Meeting, Proxy Statement and Proxy Card are being mailed or otherwise made available to the Company's shareholders beginning on or about April 1, 2011.

Please acknowledge receipt of the enclosed materials by file-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Kathy Kiefer

Kathleen S. Kiefer
Vice President and Assistant Corporate Secretary

Enclosures

WELLPOINT, INC.
Indianapolis, Indiana

Annual Report to Securities and Exchange Commission
December 31, 2010

TABLE OF CONTENTS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our views about future events and financial performance. When used in this report, the words "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "feel," "predict," "project," "potential," "intend" and similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. You are also urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the factors that affect our business, including "Risk Factors" set forth in Part I, Item 1A. hereof and our reports filed with the Securities and Exchange Commission, or SEC, from time to time. Except to the extent otherwise required by federal securities laws, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References in this Annual Report on Form 10-K to the terms "we," "our," "us," "WellPoint" or the "Company" refer to WellPoint, Inc., an Indiana corporation, and its direct and indirect subsidiaries, as the context requires.

PART I

ITEM 1. BUSINESS.

General

We are the largest health benefits company in terms of medical membership in the United States, serving 33.3 million medical members through our affiliated health plans and a total of 69.2 million individuals through all subsidiaries as of December 31, 2010. We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as BCBS in 10 New York city metropolitan and surrounding counties, and as Blue Cross or BCBS in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.), and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). We also serve customers throughout the country as UniCare. We are licensed to conduct insurance operations in all 50 states through our subsidiaries.

Our mission is to improve the lives of the people we serve and the health of our communities. We strive to achieve our mission by creating the best health care value in our industry, excelling at day-to-day execution, and capitalizing on new opportunities to drive growth. By delivering on our mission, we expect to create greater value for our customers and shareholders.

We offer a broad spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets. Our managed care plans include: preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; point-of-service plans, or POS plans; traditional indemnity plans and other hybrid plans, including consumer-driven health plans, or CDHPs; and hospital only and limited benefit products. In addition, we provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. We also provide an array of specialty and other products and services including life and disability insurance benefits, dental, vision, behavioral health benefit services, radiology benefit management, analytics-driven personal health care guidance, long-term care insurance and flexible spending accounts.

For our fully-insured products, we charge a premium and assume all of the health care risk. Under self-funded and partially-insured products, we charge a fee for services, and the employer or plan sponsor reimburses us for all or most of the health care costs. Approximately 93% of our 2010 operating revenue was derived from premium income, while approximately 7% was derived from administrative fees and other revenues.

Through December 31, 2010, our medical membership customer base primarily included Local Group (including UniCare) (those with less than 5% of eligible employees located outside of the headquarter state, as well as customers with more than 5% of eligible employees located outside of the headquarter state with up to 5,000 eligible employees, accounting for 46% of our medical members at December 31, 2010) and Individuals under age 65 (including UniCare) and their covered dependents (6% of our medical members as of December 31, 2010). Other major customer types included National Accounts (generally multi-state employer groups primarily headquartered in a WellPoint service area with at least 5% of the eligible employees located outside of the headquarter state and with more than 5,000 eligible employees, accounting for 21% of our medical members at December 31, 2010), BlueCard Host (enrollees of Blue Cross and/or Blue Shield plans not owned by WellPoint who receive health care services in our BCBSA licensed markets, accounting for 14% of our medical members at December 31, 2010), Senior (Medicare-eligible individual members age 65 and over who have enrolled in

Medicare Advantage, a managed care alternative for the Medicare program, or who have purchased Medicare Supplement benefit coverage, accounting for 4% of our medical members at December 31, 2010), State-Sponsored Programs (primarily state-sponsored managed care alternatives in Medicaid and State Children's Health Insurance programs, accounting for 5% of our medical members at December 31, 2010) and the Federal Employee Program, or FEP (United States government employees and covered family members, accounting for 4% of our medical members at December 31, 2010).

We market our products through an extensive network of independent agents and brokers for Individual and Senior customers, as well as certain Local Group customers with a smaller employee base. Products for National Accounts and Local Group customers with a larger employee base are generally sold through independent brokers or consultants retained by the customer and working with industry specialists from our in-house sales force.

The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Our managed care plans and products are designed to encourage providers and members to participate in quality, cost-effective health benefit plans by using the full range of our innovative medical management services, quality initiatives and financial incentives. Our leading market share and high business retention rates enable us to realize the long-term benefits of investing in preventive and early detection programs. Our ability to provide cost-effective health benefits products and services is enhanced through a disciplined approach to internal cost containment, prudent management of our risk exposure and successful integration of acquired businesses. In addition, our ability to manage selling, general and administrative costs continues to be an increasing driver of our overall profitability.

Our results of operations depend in large part on accurately predicting health care costs and our ability to manage future health care costs through adequate product pricing, medical management, product design and negotiation of favorable provider contracts.

Our future results of operations may also be impacted by certain external forces and resulting changes in our business model and strategy. During the first quarter of 2010, the U.S. Congress passed and the President signed into law the Patient Protection and Affordable Care Act, or PPACA, as well as the Health Care and Education Reconciliation Act of 2010, or HCERA, which represent significant changes to the current U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and that certain large employers offer coverage to their employees or they will be required to pay a financial penalty. In addition, the new laws encompass certain new taxes and fees, including an excise tax on high premium insurance policies, limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for health plans participating in the Medicare Advantage program over time.

These and other provisions of the new law are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets. We will continue to evaluate the impact of this legislation as additional guidance is made available. For additional discussion, see Part I, Item 1A. "Risk Factors" in this Form 10-K.

Also, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

In addition to external forces discussed in the preceding paragraphs, our results of operations are impacted by levels and mix of membership. In recent years, we have experienced membership declines due to unfavorable economic conditions. We expect unemployment levels will remain high throughout 2011, which may impact our ability to increase or maintain current membership levels. In addition, we believe the self-insured portion of our group membership base will continue to increase. These membership trends could have a material adverse effect on our future results of operations. For additional discussion, see "Regulation," herein and Part I, Item 1A. "Risk Factors" in this Form 10-K.

We continue to believe health care is local and feel that we have the strong local presence required to understand and meet local customer needs. We believe we are well-positioned to deliver what customers want: innovative, choice-based and affordable products; distinctive service; simplified transactions; and better access to information for quality care. Our local presence combined with our national expertise have created opportunities for collaborative programs that reward physicians and hospitals for clinical quality and excellence. We feel that our commitment to health improvement and care management provides added value to customers and health care professionals.

We believe that an essential ingredient for practical and sustainable improvements in health care is raising health care quality while managing costs for total cost affordability. We have identified solutions that we believe will deliver better health care while reducing costs. These include driving innovation in paying and partnering with providers to compel improved cost, quality and health along with finding new, effective ways to manage risk and engage the member as a consumer. In addition, we seek to achieve efficiencies from our national scale while optimizing service performance for our customers. Finally, we seek to continue to rationalize our portfolio of businesses and products, and align our investment to capitalize on new opportunities to drive growth in both our existing and new markets in the future.

In addition, we continue to enhance interactions with customers, brokers, agents, employees and other stakeholders through web-enabled technology and improving internal operations. Our approach includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced capabilities that improve service benefiting customers, agents, brokers, and providers while optimizing administrative costs. These enhancements will also help improve the quality, coordination and safety of health care through increased communications between patients and their physicians.

We intend to continue to drive growth in both current and new markets and will focus on earnings per share, or EPS, growth through organic membership gains, improvements in our operating cost structure, strategic acquisitions and capital transactions, while pursuing our mission to improve the lives of the people we serve and the health of our communities.

We are a large accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or Exchange Act) and are required, pursuant to Item 101 of Regulation S-K, to provide certain information regarding our website and the availability of certain documents filed with or furnished to the SEC. Our Internet website is www.wellpoint.com. We make available, free of charge or through our Internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. We also include on our Internet website our Corporate Governance Guidelines, our Standards of Ethical Business Conduct and the charter of each standing committee of our Board of Directors. In addition, we intend to disclose on our Internet website any amendments to, or waivers from, our Standards of Ethical Business Conduct that are required to be publicly disclosed pursuant to rules of the SEC and the New York Stock Exchange, or NYSE. WellPoint, Inc. is an Indiana corporation incorporated on July 17, 2001.

Significant Events

Listed below are the more significant events that have occurred over the last five years:

- We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock are at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically our common stock repurchase program, discussed below, has been our primary use of capital, and we have not previously paid any cash dividends on our common stock through December 31, 2010.

  Under our Board of Directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing market prices, subject to certain restrictions on volume, pricing and timing. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Exchange Act, as amended. During the year ended December 31, 2010, we repurchased and retired approximately 76.7 million shares at an average per share price of $56.86, for an aggregate cost of $4.4 billion. On January 26, October 29 and December 9, 2010, our Board of Directors increased the share repurchase authorization by $3.5 billion, $500.0 million and $125.0 million, respectively. As of December 31, 2010, $148.5 million remained authorized for future repurchases. On February 3, 2011, our Board of Directors increased the share repurchase authorization by $375.0 million. Subsequent to December 31, 2010, we repurchased and retired approximately 2.6 million shares for an aggregate cost of approximately $162.7 million, leaving approximately $360.8 million for authorized future repurchases at February 9, 2011. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares when we believe it is a prudent use of capital.

- On September 30, 2010, we entered into a senior credit facility, or the facility, with certain lenders. The borrowings from the facility, if any, will be used for general corporate purposes. The facility provides credit up to $2.0 billion and matures on September 30, 2013. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. This facility replaced our previous senior credit facility, which provided credit up to $2.4 billion.

- On August 12, 2010, we issued $700.0 million of 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 under our shelf registration statement. We used the proceeds from this debt issuance to repay the remaining outstanding balance of our variable rate senior term loan and for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

- On December 1, 2009, we sold our pharmacy benefits management, or PBM, business to Express Scripts, Inc., or Express Scripts, and received $4.7 billion in cash. The pre-tax and after-tax gains on the sale were $3.8 billion and $2.4 billion, respectively. We also entered into a ten-year contract for Express Scripts to provide PBM services to our members. We expect this alliance to provide our members with more cost effective solutions as well as access to state-of-the-art PBM services. The results of operations of our PBM business have been included in our consolidated results through November 30, 2009.

- On October 28, 2009, we announced that we entered into a member transition agreement with Health Care Service Corporation, or HCSC, which operates as Blue Cross and Blue Shield in Illinois and Texas. Under this agreement, HCSC offered guaranteed replacement coverage to our UniCare commercial group and individual members in those states. Starting on January 1, 2010, certain of our membership began transitioning to HCSC as a result of this agreement. The member transition agreement did not have a material effect on our consolidated cash flows, financial condition or results of operations.

- On April 9, 2009, we completed our acquisition of DeCare Dental, LLC, or DeCare, a wholly-owned subsidiary of DeCare International. DeCare is one of the country's largest administrators of dental benefit plans and provides services directly and through partnerships and administrative agreements with ten dental insurance brands, primarily as a third party administrator. DeCare manages dental benefits and provides our customers with innovative dental products and enhanced customer service.

- During 2008 and 2009, we worked with The Centers for Medicare and Medicaid Services, or CMS, to resolve issues identified as a result of our internal compliance audits and findings from a 2008 CMS audit. Our work included detailed action plans to remediate such findings. In addition, we engaged an independent third party to provide CMS with on-going assessments regarding our compliance, including verification of systems, processes and procedures.

  On January 12, 2009, CMS notified us that we were suspended from marketing to and enrolling new members in our Medicare Advantage and Medicare Part D health benefit products until remediation efforts had been fully implemented and confirmed. On September 9, 2009, CMS notified us that the sanctions had been lifted as a result of our remediation efforts. We began marketing our Medicare Advantage and Medicare Part D products on October 1, 2009 and began enrolling new members on November 15, 2009 for the 2010 contract year. We were not allowed to participate in the auto-enrollment or reassignment of Medicare Part D Low Income Subsidy, or LIS, beneficiaries beginning on October 1, 2008. We worked with CMS to demonstrate that our agreed corrective action plans related to the Medicare Part D and LIS programs had been completed. CMS notified us on June 15, 2010 that we were again eligible to enroll LIS beneficiaries beginning July 1, 2010 with an effective date of September 1, 2010.

- During the year ended December 31, 2008, we settled disputes with the IRS relating to certain tax years and involving industry issues which we had been discussing with the IRS for several years. For certain years, tax positions have been resolved but the overall tax year may require additional approval from the Joint Committee on Taxation before it can be finalized in total. In addition, tax litigation in the U.S. Tax Court concluded adversely to us during 2008. This adverse decision was appealed. In March, 2010 the Court of Appeals in the Seventh Circuit issued a decision ruling that various payments made to several states in prior years should be deferred tax assets and not a current tax deduction for the year being litigated. The Company is in discussions with the IRS as to the appropriate treatment of the deferred tax assets.

- On August 1, 2007, we completed our acquisition of Imaging Management Holdings, LLC, whose sole business is the holding company parent of American Imaging Management, Inc., or AIM. AIM is a leading radiology benefit management and technology company and provides services to us as well as other customers nationwide, including several other Blue Cross and Blue Shield licensees. The acquisition supports our strategy to become the leader in affordable quality care by incorporating AIM's services and technology for more effective and efficient use of radiology services by our members. The purchase price for the acquisition was approximately $300.0 million in cash.

Industry Overview

Passage during 2010 of PPACA and HCERA represent significant changes to the current U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over the next several years as the legislative provisions are enacted, a primary goal of which is to provide health insurance coverage to all U.S. citizens. The legislation also imposes new regulations on the health insurance sector, many details of which require additional guidance and specificity from several governing organizations.

While it is too early to fully understand the effects of the legislation on our industry and overall business, certain provisions of the new law are likely to have a significant impact on our industry and our future operations, and could result in a changing business model in the future. Such provisions include, but are not limited to, guaranteed insurability of members, whereby individual members will no longer be subject to underwriting standards, establishment of health insurance exchanges that will alter the manner in which health insurance is marketed, fees assessed against health insurance companies, and minimum medical loss ratios that require health insurance companies to pay a specified percentage of premiums in medical claims costs. For additional discussion, see Part I, Item 1A. "Risk Factors" in this Form 10-K.

In addition to the new legislation, the health benefits industry has experienced significant change in the last decade. The increasing focus on health care costs by employers, the government and consumers that prompted the new legislation has also led to the growth of alternatives to traditional indemnity health insurance. HMO, PPO and hybrid plans, such as POS plans and CDHPs, are among the various forms of managed care products that have been developed. Through these types of products, insurers attempt to contain the cost of health care by negotiating contracts with hospitals, physicians and other providers to deliver health care to members at favorable rates. These products usually feature medical management and other quality and cost optimization measures such as pre-admission review and approval for certain non-emergency services, pre-authorization of outpatient surgical procedures, network credentialing to determine that network doctors and hospitals have the required certifications and expertise, and various levels of care management programs to help members better understand and navigate the medical system. In addition, providers may have incentives to achieve certain quality measures, may share medical cost risk or have other incentives to deliver quality medical services in a cost-effective manner. Also, certain plans offer members incentives for healthy behaviors, such as smoking cessation and weight management. Members are charged periodic, pre-paid premiums and generally pay co-payments, coinsurance and deductibles when they receive services. While the distinctions between the various types of plans have lessened over recent years, PPO, POS and CDHP products generally provide reduced benefits for out-of-network services, while traditional HMO products generally provide little to no reimbursement for non-emergency out-of-network utilization. An HMO plan may also require members to select one of the network primary care physicians to coordinate their care and approve any specialist or other services.

Economic factors and greater consumer awareness have resulted in the increasing popularity of products that offer larger, more extensive networks, more member choice related to coverage, physicians and hospitals, and a desire for greater flexibility for customers to assume larger deductibles and co-payments in return for lower premiums. CDHPs, which are relatively high deductible PPO products and which are often paired with some type of member health care expenditure account that can be used at the member's discretion to help fund member out-of-pocket costs, help to meet this demand. CDHPs also usually incorporate member education, wellness, and care management programs, to help customers make better informed health care decisions. We believe we are well-positioned in each of our regions to respond to these market preferences.

Each of the BCBS companies, of which there were 39 independent primary licensees as of December 31, 2010, works cooperatively in a number of ways that create significant market advantages, especially when competing for very large multi-state employer groups. As a result of this cooperation, each BCBS company is able to take advantage of other BCBS licensees' substantial provider networks and discounts when any BCBS member works or travels outside of the state in which their policy is written. This program is referred to as BlueCard®, and is a source of revenue for providing member services in our states for individuals who are customers of BCBS plans not affiliated with us.

Competition

The managed care industry is highly competitive, both nationally and in our regional markets. Competition continues to be intense due to aggressive marketing, business consolidations, a proliferation of new products and increased quality awareness and price sensitivity among customers.

Health benefits industry participants compete for customers mainly on the following factors:

- quality of service;
- access to provider networks;
- access to care management and wellness programs, including health information;
- innovation, breadth and flexibility of products and benefits;
- reputation (including National Committee on Quality Assurance, or NCQA, accreditation status);
- brand recognition;
- price; and
- financial stability.

Over the last few years, a health plan's ability to interact with employers, members and other third parties (including health care professionals) via the Internet has become a more important competitive factor and we have made significant investments in technology to enhance our electronic interaction with providers, employers, members and third parties.

We believe our exclusive right to market products under the most recognized brand in the industry, BCBS, in our most significant markets provides us with an advantage over our competition. In addition, our provider networks in our regions enable us to achieve cost-efficiencies and service levels enabling us to offer a broad range of health benefits to our customers on a more cost-effective basis than many of our competitors. We strive to distinguish our products through provider access, service, care management, product value and brand recognition.

To build our provider networks, we compete with other health benefits plans for the best contracts with hospitals, physicians and other providers. We believe that physicians and other providers primarily consider member volume, reimbursement rates, timeliness of reimbursement and administrative service capabilities along with the reduction of non-value added administrative tasks when deciding whether to contract with a health benefits plan.

At the sales and distribution level, we compete for qualified agents and brokers to recommend and distribute our products. Strong competition exists among insurance companies and health benefits plans for agents and brokers with demonstrated ability to secure new business and maintain existing accounts. We believe that quality and price of our products, support services, reputation and prior relationships, along with a reasonable commission structure are the factors agents and brokers consider in choosing whether to market our products. We believe that we have good relationships with our agents and brokers, and that our products, support services and commission structure compare favorably to our competitors in all of our regions. Typically we are the lead competitor in each of our markets and thus a closely watched target by other insurance competitors.

Reportable Segments

We manage our operations through three reportable segments: Commercial, Consumer, and Other.

Our Commercial and Consumer segments both offer a diversified mix of managed care products, including PPOs, HMOs, traditional indemnity benefits and POS plans, as well as a variety of hybrid benefit plans including CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services.

Our Consumer segment includes Senior, State-Sponsored and Individual businesses. Senior business includes services such as Medicare Advantage, Medicare Part D, and Medicare Supplement, while State-Sponsored business includes our managed care alternatives for Medicaid and State Children's Health Insurance Plan programs.

Our Other segment includes the Comprehensive Health Solutions Business unit, or CHS, that brings together our resources focused on optimizing the quality of health care and cost of care management. CHS included our PBM business until its sale to Express Scripts on December 1, 2009, and also includes provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven personal health care guidance. Our Other segment also includes results from our Federal Government Solutions, or FGS, business. FGS business includes the Federal Employee Program, or FEP, and National Government Services, Inc., or NGS, which acts as a Medicare contractor in several regions across the nation. The Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment as defined in Financial Accounting Standards Board, or FASB, segment reporting guidance, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

For additional information regarding the operating results of our segments, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 20, "Segment Information," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

Products and Services

A general description of our products and services is provided below:

Preferred Provider Organization. PPO products offer the member an option to select any health care provider, with benefits reimbursed by us at a higher level when care is received from a participating network provider. Coverage is subject to co-payments or deductibles and coinsurance, with member cost sharing usually limited by out-of-pocket maximums.

Consumer-Driven Health Plans. CDHPs provide consumers with increased financial responsibility, choice and control regarding how their health care dollars are spent. Generally, CDHPs combine a high-deductible PPO plan with an employer-funded and/or employee-funded personal care account, which may result in tax benefits to the employee. Some or all of the dollars remaining in the personal care account at year-end can be rolled over to the next year for future health care needs.

Traditional Indemnity. Indemnity products offer the member an option to select any health care provider for covered services. Coverage is subject to deductibles and coinsurance, with member cost sharing usually limited by out-of-pocket maximums.

Health Maintenance Organization. HMO products include comprehensive managed care benefits, generally through a participating network of physicians, hospitals and other providers. A member in one of our HMOs must typically select a primary care physician, or PCP, from our network. PCPs generally are family practitioners, internists or pediatricians who provide necessary preventive and primary medical care, and are generally responsible for coordinating other necessary health care services. We offer HMO plans with varying levels of co-payments, which result in different levels of premium rates.

Point-of-Service. POS products blend the characteristics of HMO, PPO and indemnity plans. Members can have comprehensive HMO-style benefits through participating network providers with minimum out-of-pocket expenses (co-payments) and also can go directly, without a referral, to any provider they choose, subject to, among other things, certain deductibles and coinsurance. Member cost sharing is limited by out-of-pocket maximums.

Administrative Services. In addition to fully-insured products, we provide administrative services to large group employers that maintain self-funded health plans. These administrative services include underwriting, actuarial services, medical management, claims processing and other administrative services for self-funded employers. Self-funded health plans are also able to use our provider networks and to realize savings through our negotiated provider arrangements, while allowing employers the ability to design certain health benefit plans in accordance with their own requirements and objectives. We also underwrite stop loss insurance for self-funded plans.

BlueCard. BlueCard host members are generally members who reside in or travel to a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer sponsored health plan serviced by a non-WellPoint controlled BCBS licensee, who is the "home" plan. We perform certain administrative functions for BlueCard host members, for which we receive administrative fees from the BlueCard members' home plans. Other administrative functions, including maintenance of enrollment information and customer service, are performed by the home plan.

Senior Plans. We offer a wide variety of senior plans, products and options such as Medicare supplement plans, Medicare Advantage (including private fee-for-service plans) and Medicare Part D Prescription Drug Plans, or Medicare Part D. Medicare supplement plans typically pay the difference between health care costs incurred by a beneficiary and amounts paid by Medicare. Medicare Advantage plans provide Medicare beneficiaries with a managed care alternative to traditional Medicare and often include a Medicare Part D benefit. Medicare Part D offers a prescription drug plan to Medicare and dual eligible (Medicare and Medicaid) beneficiaries. We offer these plans to customers through our health benefit subsidiaries throughout the country.

Individual Plans. We offer a full range of health insurance plans with a variety of options and deductibles for individuals under age 65 who are not covered by employer-sponsored coverage. Some of our products target certain demographic populations such as the uninsured, "young invincibles," (individuals between the ages of 19 and 29), families and those transitioning between jobs or early retirees.

Medicaid Plans and Other State-Sponsored Programs. We have contracts to serve members enrolled in Medicaid, State Children's Health Insurance programs and other publicly funded health care programs for low income and/or high medical risk individuals. We provide services in California, Indiana, Kansas, Massachusetts, New York, South Carolina, Texas, Virginia, West Virginia and Wisconsin.

Pharmacy Products. Until December 1, 2009, we offered pharmacy and PBM services directly to our members through our PBM subsidiaries. Subsequent to the December 1, 2009 sale of our PBM subsidiaries, these services are now managed for us by Express Scripts under our ten-year contract. Pharmacy services incorporate features such as drug formularies, a pharmacy network and maintenance of a prescription drug database and mail order capabilities. PBM services include management of drug utilization through outpatient prescription drug formularies, retrospective review and drug education for physicians, pharmacists and members. Two of our PBM subsidiaries were licensed pharmacies and made prescription dispensing services available through mail order for PBM clients. Our PBM companies also included Precision Rx Specialty Solutions, a full service specialty pharmacy designed to help improve quality and cost of care by coordinating a relatively new class of prescription medications commonly referred to as biopharmaceuticals, also known as specialty medications.

Life Insurance. We offer an array of competitive individual and group life insurance benefit products to both large and small group customers in conjunction with our health plans. The life products include term life and accidental death and dismemberment.

Disability. We offer short-term and long-term disability programs, usually in conjunction with our health plans.

Behavioral Health. We offer specialized behavioral health plans and benefit management. These plans cover mental health and substance abuse treatment services on both an inpatient and an outpatient basis. We have implemented employee assistance and behavioral managed care programs for a wide variety of businesses throughout the United States. These programs are offered through our subsidiaries.

Radiology Benefit Management. We offer outpatient diagnostic imaging management services to health plans. These services include utilization management for advanced diagnostic imaging procedures, network development and optimization, patient safety, claims adjudication and provider payment.

Personal Health Care Guidance. We offer leading analytics-driven personal health care guidance. These services help improve the quality, coordination and safety of health care, enhance communications between patients and their physicians, and reduce medical costs.

Dental. Our dental plans include networks in certain states in which we operate. Many of the dental benefits are provided to customers enrolled in our health plans and are offered on both a fully-insured and self-funded basis. Additionally, we offer managed dental services to other health care plans to assist those other health care plans in providing dental benefits to their customers.

Vision Services. Our vision plans include networks within the states where we operate. Many of the vision benefits are provided to customers enrolled in our health plans and are offered on both a fully-insured and self-funded basis.

Long-Term Care Insurance. We offer long-term care insurance products to our California members through a subsidiary. The long-term care products include tax-qualified and non-tax qualified versions of a skilled nursing home care plan and comprehensive policies covering skilled, intermediate and custodial long-term care and home health services.

Medicare Administrative Operations. Through our subsidiary, NGS, we serve as a fiscal intermediary, carrier and Medicare administrative contractor providing administrative services for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons who are disabled or with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers, as well as certain durable medical equipment and medical supplies. CMS is currently conducting competitive procurements to replace the current fiscal intermediary and carrier contracts with contracts that conform to the Federal Acquisition Regulations. These new contracts, referred to as Medicare Administrative Contracts, or MACs, will combine most of the administrative activities currently performed by the existing intermediaries and carriers. At year end 2010, NGS held two MACs as a prime contractor and supported two MACs as a subcontractor. Compensation under the MACs is on a cost plus award fee basis while compensation under the fiscal intermediary and carrier contracts is on a cost reimbursement basis.

Customer Types

Our products are generally developed and marketed with an emphasis on the differing needs of our various customers. In particular, our product development and marketing efforts take into account the differing characteristics between the various customers served by us, including individuals, employers, seniors and Medicaid recipients, as well as the unique needs of educational and public entities, labor groups, federal employee health and benefit programs, national employers and state-run programs servicing low-income, high-risk and under-served markets. Each business unit is responsible for product design, pricing, enrolling, underwriting and servicing customers in specific customer types. We believe that one of the keys to our success has been our focus on distinct customer types, which better enables us to develop benefit plans and services that meet our customers' unique needs.

Overall, we seek to establish pricing and product designs to achieve an appropriate level of profitability for each of our customer categories balanced with competitive objectives. As of December 31, 2010, our medical membership customer types included the following categories:

- Local Group consists of those employer customers with less than 5% of eligible employees located outside of the headquarter state, as well as customers with more than 5% of eligible employees located outside of the headquarter state with up to 5,000 eligible employees. In addition, Local Group includes UniCare local group members. These groups are generally sold through brokers or consultants working with industry specialists from our in-house sales force. Local Group insurance premiums may be based on claims incurred by the group or sold on a self-insured basis. The customer's buying decision is typically based upon the size and breadth of our networks, customer service, the quality of our medical management services, the administrative cost included in our quoted price, our financial stability, reputation and our ability to effectively service large complex accounts. Local Group accounted for 46% of our medical members at December 31, 2010.
- Individual consists of individual customers under age 65 (including UniCare) and their covered dependents. Individual policies are generally sold through independent agents and brokers, our in-house sales force or via the Internet. Individual business is sold on a fully-insured basis and is usually medically underwritten at the point of initial issuance. Individual customers are generally more sensitive to product pricing and, to a lesser extent, the configuration of the network, and the efficiency of administration. Account turnover is generally higher with Individual as compared to Local Groups. Individual business accounted for 6% of our medical members at December 31, 2010.
- National Accounts generally consist of multi-state employer groups primarily headquartered in a WellPoint service area with at least 5% of the eligible employees located outside of the headquarter state and with more than 5,000 eligible employees. Some exceptions are allowed based on broker relationships. Service area is defined as the geographic area in which we are licensed to sell BCBS products. National Accounts are generally sold through independent brokers or consultants retained by the customer working with our in-house sales force. We have a significant advantage when competing for very large National Accounts due to the size and breadth of our networks and our ability to access the national provider networks of BCBS companies and take advantage of their provider discounts in their local markets. National Accounts represented 21% of our medical members at December 31, 2010.
- BlueCard host customers represent enrollees of Blue Cross and/or Blue Shield plans not owned by WellPoint who receive health care services in our BCBSA licensed markets. BlueCard membership consists of estimated host members using the national BlueCard program. Host members are generally members who reside in or travel to a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer-sponsored health plan issued by a non-WellPoint controlled BCBSA licensee (i.e., the "home plan"). We perform certain administrative functions for BlueCard members, for which we receive administrative fees from the BlueCard members' home plans. Other administrative functions, including maintenance of enrollment information and customer service, are performed by the home plan. Host members are computed using, among other things, the average number of BlueCard claims received per month. BlueCard host membership accounted for 14% of our medical members at December 31, 2010.
- Senior customers are Medicare-eligible individual members age 65 and over who have enrolled in Medicare Advantage, a managed care alternative for the Medicare program, who have purchased Medicare Supplement benefit coverage, some disabled under 65, or all ages with End Stage Renal Disease. Medicare Supplement policies are sold to Medicare recipients as supplements to the benefits they receive from the Medicare program. Rates are filed with and in some cases approved by state insurance departments. Most of the premium for Medicare Advantage is paid directly by the Federal government on behalf of the participant who may also be charged a small premium. Medicare Supplement and Medicare Advantage products are marketed in the same manner, primarily through independent agents and brokers. Senior business accounted for 4% of our medical members at December 31, 2010.

- State-Sponsored membership represents eligible members with State-Sponsored managed care alternatives in Medicaid and State Children's Health Insurance Plan programs. Total State-Sponsored program business accounted for 5% of our medical members at December 31, 2010.
- FEP members consist of United States government employees and their dependents within our geographic markets through our participation in the national contract between the BCBSA and the U.S. Office of Personnel Management. FEP business accounted for 4% of our medical members at December 31, 2010.

In addition to reporting our medical membership by customer type, we report by funding arrangement according to the level of risk that we assume in the product contract. Our two principal funding arrangement categories are fully-insured and self-funded. Fully-insured products are products in which we indemnify our policyholders against costs for health benefits. Self-funded products are offered to customers, generally larger employers, who elect to retain most or all of the financial risk associated with their employees' health care costs. Some self-funded customers choose to purchase stop-loss coverage to limit their retained risk.

The following tables set forth our medical membership by customer type and funding arrangement:

	December 31	
	2010	2009
(In thousands)		
Customer Type:		
Local Group	15,216	15,643
Individual	1,905	2,131
National:		
National Accounts	7,029	6,813
BlueCard	4,711	4,744
Total National	11,740	11,557
Senior	1,259	1,215
State-Sponsored	1,756	1,733
FEP	1,447	1,391
Total medical membership by customer type	33,323	33,670
Funding Arrangement:		
Self-Funded	19,590	18,236
Fully-Insured	13,733	15,434
Total medical membership by funding arrangement	33,323	33,670

For additional information regarding the change in medical membership between years, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

In addition to the above medical membership, we also serve customers who purchase one or more of our other products or services that are often ancillary to our health business. Examples of these other products or services include life, disease management and wellness, personal health care guidance, radiology benefit management, vision, dental and Medicare Part D. We also provide some of these other products to unaffiliated BCBS or other health plans which contract with us for certain services.

Networks and Provider Relations

Our relationships with physicians, hospitals and professionals that provide health care services to our members are guided by regional and national standards for network development, reimbursement and contract methodologies.

We attempt to provide market-based hospital reimbursement along industry standards. We also seek to ensure that physicians in our network are paid in a timely manner at appropriate rates. We use multi-year contracting strategies, including case or fixed rates, to limit our exposure to medical cost inflation and increase cost predictability. We seek to maintain broad provider networks to ensure member choice, based on both price and access needs, while implementing programs designed to improve the quality of care received by our members.

It is generally our philosophy not to delegate full financial responsibility to our physician providers in the form of capitation-based reimbursement. However, in certain markets we believe capitation can be a useful method to lower costs and reduce underwriting risk, and we therefore have some capitation contracts.

Depending on the consolidation and integration of physician groups and hospitals, reimbursement strategies vary across markets. Fee-for-service is our predominant reimbursement methodology for physicians. Physician fee schedules are developed at the state level based on an assessment of several factors and conditions, including CMS resource-based relative value system, or RBRVS, changes, medical practice cost inflation and physician supply. We utilize CMS RBRVS fee schedules as a reference point for fee schedule development and analysis. The RBRVS structure was developed and is maintained by CMS, and is used by the Medicare program and other major payers. In addition, we have implemented and continue to expand physician incentive contracting, which recognizes clinical quality and performance as a basis for reimbursement.

Our hospital contracts provide for a variety of reimbursement arrangements depending on local market dynamics and current hospital utilization efficiency. Most hospitals are reimbursed a fixed amount per day or per case for inpatient covered services. Some hospitals, primarily sole community hospitals, are reimbursed on a discount from approved charge basis for covered services. Our "per case" reimbursement methods utilize many of the same attributes contained in Medicare's Diagnosis Related Groups, or DRG, methodology. Hospital outpatient services are reimbursed by fixed case rates, fee schedules or percent of approved charges. Our hospital contracts recognize unique hospital attributes, such as academic medical centers or community hospitals, and the volume of care performed for our members. To improve predictability of expected cost, we frequently use a multi-year contracting approach and have been transitioning to case rate payment methodologies. Many of our hospital contracts have reimbursement linked to improved clinical performance, patient safety and medical error reduction.

We are also advancing a number of innovative payment models such as accountable care organizations, or ACO, and patient-centered medical homes, or PCMH, that aim to improve affordability and the quality of care delivered to our members. Under an ACO arrangement, providers receive incentives based on quality, cost, safety and coordination of care metrics. Through this shared risk arrangement, providers share in the savings achieved through better quality and reduced costs, but also share the financial risk if results are not achieved. We are also in the early years of ten PCMH programs in eight of our Blue states. In the PCMH model, physician practices become the medical "home" for members with chronic conditions. These practices help improve quality through enhanced service offerings and better care coordination with other physicians and specialists across the healthcare system. Participating practices receive tiered reimbursement that includes a per member per month management fee and significant quality-based incentives.

Medical Management Programs

Our medical management programs include a broad array of activities that facilitate improvements in the quality of care provided to our members and promote cost effective medical care. These medical management activities and programs are administered and directed by physicians and trained nurses. One of the goals of our medical management strategies is to ensure that the care delivered to our members is supported by appropriate medical and scientific evidence.

Precertification. A traditional medical management program involves assessment of the appropriateness of certain hospitalizations and other medical services prior to the service being rendered. For example, precertification is used to determine whether a set of hospital and medical services is being appropriately applied to the member's clinical condition, in accordance with criteria for medical necessity as that term is defined in the member's benefits contract. Most of our health plans have implemented precertification programs for certain high cost radiology studies, addressing an area of historically significant cost trends. As previously described in "Significant Events" herein, on August 1, 2007, we completed our acquisition of AIM. We continue to incorporate AIM's services and technology for more effective and efficient use of diagnostic imaging services by our members.

Concurrent review. Another traditional medical management strategy we use is concurrent review, which is based on nationally recognized criteria developed by third-party medical specialists. With concurrent review, the requirements and intensity of services during a patient's hospital stay are reviewed, at times by an onsite skilled nurse professional in collaboration with the hospital's medical and nursing staff, in order to coordinate care and determine the most effective transition of care from the hospital setting.

Formulary management. We have developed formularies, which are selections of drugs based on clinical quality and effectiveness. A pharmacy and therapeutics committee of physicians uses scientific and clinical evidence to ensure that our members have access to the appropriate drug therapies. This function remained with us after the sale of our PBM business.

Medical policy. A medical policy group comprised of physician leaders from various areas of the country, working in cooperation with academic medical centers, practicing community physicians and medical specialty organizations such as the American College of Radiology and national organizations such as the Centers for Disease Control and the American Cancer Society, determines our national policy for the application of new medical technologies and treatments.

Quality programs. We are actively engaged with our hospital and physician networks to enable them to improve medical and surgical care and achieve better outcomes for our members. We endorse, encourage and incent hospitals and physicians to support national initiatives to improve the quality of clinical care, patient outcomes and to reduce medication errors and hospital infections. We have demonstrated our leadership in developing hospital quality programs.

External review procedures. We work with outside experts through a process of external review to provide our members scientifically and clinically, evidenced-based medical care. When we receive member concerns, we have formal appeals procedures that ultimately allow coverage disputes related to medical necessity decisions under the benefits contract to be settled by independent expert physicians.

Service management. In HMO and POS networks, primary care physicians serve as the overall coordinators of members' health care needs by providing an array of preventive health services and overseeing referrals to specialists for appropriate medical care. In PPO networks, patients have access to network physicians without a primary care physician serving as the coordinator of care.

Anthem Care Comparison. We educate members about high-quality, cost-effective procedures that are covered by their benefit plans. Members are able to access via the internet a comparison of the cost of care, quality ratings and benefit levels for common services at specified facilities, including the facility and professional and ancillary service costs. This allows members to make an educated decision about quality and cost before choosing a provider for these common procedures. This tool was recently adopted by the BCBSA and is available in 48 states.

Personal Health Care Guidance. These services help improve the quality, coordination and safety of health care, enhance communications between patients and their physicians, and reduce medical costs. Examples of services include member and physician messaging, providing access to evidence-based medical guidelines, physician quality profiling, and other consulting services.

Care Management Programs

We continue to expand our *360º Health* suite of integrated care management programs and tools, offered through our wholly-owned subsidiary, Health Management Corporation. *360º Health* offers the following programs, among others, that have been proven to increase quality and reduce medical costs for our members:

ConditionCare and *FutureMoms* are care management and maternity management programs that serve as excellent adjuncts to physician care. A dedicated nurse and added support from our team of dietitians, exercise physiologists, pharmacists, health educators and other health professionals help participants understand their condition, their doctor's orders and how to become a better self-manager of their condition.

24/7 NurseLine offers access to qualified, registered nurses anytime. This allows our members to make informed decisions about the appropriate level of care and avoid unnecessary worry. This program also includes a robust audiotape library, accessible by phone, with more than 400 health topics, as well as on-line health education topics designed to educate members about symptoms and treatment of many common health concerns.

ComplexCare is an advanced care management program that reaches out to participants with multiple health care issues who are at risk for frequent and high levels of medical care in order to offer support and assistance in managing their health care needs. *ComplexCare* identifies candidates through claims analysis using predictive modeling techniques, the use of health risk assessment data, utilization management reports and referrals from a physician or one of our other programs, such as the *24/7 NurseLine*.

MyHealth Advantage utilizes integrated information systems and sophisticated data analytics to help our members improve their compliance with evidence-based care guidelines, providing personal care notes that alert members to potential gaps in care, enable more prudent health care choices, and assist in the realization of member out-of-pocket cost savings.

MyHealth Coach provides our members with a professional guide who helps them navigate the health care system and make better decisions about their well-being. *MyHealth Coach* proactively reaches out to people who are at risk for serious health issues or have complex health care needs. Our health coaches help participants understand and manage chronic conditions, handle any health and wellness related services they need and make smart lifestyle choices.

HealthyLifestyles helps employees transform unhealthy habits into positive ones by focusing on behaviors that can have a positive effect on their health and their employer's financial well-being. *HealthyLifestyles* programs include smoking cessation, weight management, stress management, physical activity and diet and nutrition.

MyHealth@Anthem is our secure web-based solution, complementing other programs by reinforcing telephonic coaching and mail campaigns. The website engages participants in regularly assessing their health status, gives them feedback about their progress, and tracks important health measures such as blood pressure, weight and blood glucose levels.

Employee Assistance Programs provide many resources that allow members to balance work and personal life by providing quick and easy access to confidential resources to help meet the challenges of daily life. Examples of services available in person as well as via telephone or internet are counseling for child care, health and wellness, financial issues, legal issues, adoption and daily living.

Health Care Quality Initiatives

Increasingly, the health care industry is able to define quality health care based on preventive health measurements, outcomes of care and optimal care management for chronic disease. A key to our success has been our ability to work with our network physicians and hospitals to improve the quality and outcomes of the health care services provided to our members. Our ability to promote quality medical care has been recognized by the NCQA, the largest and most respected national accreditation program for managed care health plans.

Several quality health care measures, including the Health Plan Employer Data and Information Set, or HEDIS, have been incorporated into the oversight certification by NCQA. HEDIS measures range from preventive services, such as screening mammography and pediatric immunization, to elements of care, including decreasing the complications of diabetes and improving treatment for patients with heart disease. For the HMO and POS plans, NCQA's highest accreditation is granted only to those plans that demonstrate levels of service and clinical quality that meet or exceed NCQA's rigorous requirements for consumer protection and quality improvement. Plans earning this accreditation level must also achieve HEDIS results that are in the highest range of national or regional performance. For the PPO plans, NCQA's highest accreditation is granted to those plans that have excellent programs for quality improvement and consumer protection and that meet or exceed NCQA's standards. Overall, our managed care plans have been rated "Excellent," the highest accreditation, by NCQA.

We have committed to measuring our progress in improving the quality of care that our members and our communities receive through our proprietary Member Health Index, or MHI, and State Health Index, or SHI. The MHI is comprised of 23 clinically relevant measures for our health plan members and combines prevention, care management, clinical outcome and patient safety metrics. The SHI measures the health of all the residents in our BCBSA licensed states, not just our members, using public data from the Centers for Disease Control and Prevention.

Our wholly-owned clinical research and health outcomes research subsidiary, HealthCore, has supported biopharmaceutical manufacturers, health professionals, and health plans by enabling more effective medical management and increased physician adherence to evidence based care, and creating new knowledge on the value of clinical therapies, resulting in better care decisions.

Our wholly-owned radiology management subsidiary, AIM, has supported quality by implementing utilization management programs for advanced imaging procedures that are based on widely accepted clinical guidelines. These programs promote the most appropriate use of these procedures to improve the quality of overall health care delivered to our members and members of other health plans that are covered under AIM's programs. In addition to utilization management, AIM has also implemented its *OptiNet®* program, which promotes more informed selection of diagnostic imaging facilities by providing cost and facility information to physicians at the point that a procedure is ordered. AIM also provides education on radiation exposure associated with advanced diagnostic procedures to members and physicians.

Our wholly-owned analytics-driven personal health care guidance subsidiary, Resolution Health, Inc., has supported quality by helping our members take action to get healthy, stay healthy and better manage chronic illness. Our analysis of an individual member's health data identifies opportunities to improve health care quality and safety; we then send personalized messages to the member, their doctor and care manager to take action. For example, our drug safety messages inform a member's doctor, pharmacist or care manager of potentially dangerous drug-drug, drug-condition, drug-age, or drug-dose interactions identified in our Drug Safety Scan. This helps improve safety, drug effectiveness and medication adherence.

Pricing and Underwriting of Our Products

We price our products based on our assessment of current health care claim costs and emerging health care cost trends, combined with charges for administrative expenses, risk and profit. We continually review our product designs and pricing guidelines on a national and regional basis so that our products remain competitive and consistent with our profitability goals and strategies.

In applying our pricing to each employer group and customer, we maintain consistent, competitive, strict underwriting standards. We employ our proprietary accumulated actuarial data in determining underwriting and pricing parameters. Where allowed by law and regulation, we underwrite individual policies based upon the medical history of the individual applying for coverage, small groups based upon case specific underwriting procedures and large groups based on each group's aggregate claim experience. Also, we employ credit underwriting procedures with respect to our self-funded products.

In most circumstances, our pricing and underwriting decisions follow a prospective rating process in which a fixed premium is determined at the beginning of the contract period. For fully-insured business, any deviation, favorable or unfavorable, from the medical costs assumed in determining the premium is our responsibility. Some of our larger groups employ retrospective rating reviews, where positive experience is partially refunded to the group, and negative experience is charged against a rate stabilization fund established from the group's favorable experience, or charged against future favorable experience.

BCBSA Licenses

We have filed for registration of and maintain several service marks, trademarks and trade names at the federal level and in various states in which we operate. We have the exclusive right to use the BCBS names and marks for our health benefits products in California (Blue Cross only), Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as BCBS in 10 New York City metropolitan and surrounding counties, and as Blue Cross or BCBS in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield or Empire Blue Cross (in our New York service areas).

Our license agreements require an annual fee based on enrollment to be paid to the BCBSA. BCBSA is a national trade association of Blue Cross and Blue Shield licensees, the primary function of which is to promote and preserve the integrity of the BCBS names and marks, as well as provide certain coordination among the member companies. Each BCBSA licensee is an independent legal organization and is not responsible for obligations of other BCBSA member organizations. We have no right to market products and services using the BCBS names and marks outside of the states in which we are licensed to sell BCBS products.

We believe that the BCBS names and marks are valuable identifiers of our products and services in the marketplace. The license agreements, which have a perpetual term, contain certain requirements and restrictions regarding our operations and our use of the BCBS names and marks. Upon termination of the license agreements, we would cease to have the right to use the BCBS names and marks in one or more of the states in which we are authorized to use the marks and the BCBSA could thereafter issue licenses to use the BCBS names and marks in those states to another entity. Events that could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limits on our capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution.

The license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the BCBS names and marks, including:

- minimum capital and liquidity requirements;
- enrollment and customer service performance requirements;
- participation in programs that provide portability of membership between plans;
- disclosures to the BCBSA relating to enrollment and financial conditions;
- disclosures as to the structure of the BCBS system in contracts with third parties and in public statements;
- plan governance requirements;
- a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee's annual combined net revenue attributable to health benefit plans within its service area must be sold, marketed, administered or underwritten under the BCBS names and marks;

- a requirement that at least 66 2/3% of a licensee's annual combined national revenue attributable to health benefit plans must be sold, marketed, administered or underwritten under the BCBS names and marks;
- a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services;
- a requirement that limits beneficial ownership of our capital stock to less than 10% for institutional investors and less than 5% for non-institutional investors;
- a requirement that we divide our Board of Directors into three classes serving staggered three-year terms;
- a requirement that we guarantee certain contractual and financial obligations of our licensed affiliates; and
- a requirement that we indemnify the BCBSA against any claims asserted against it resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B.

We believe that we and our licensed affiliates are currently in compliance with these standards. The standards under the license agreements may be modified in certain instances by the BCBSA.

Regulation

General

Our operations are subject to comprehensive and detailed state, federal and international regulation throughout the jurisdictions in which we do business. As discussed below, the regulatory aspects of the U.S. health care system will be significantly affected by health care reform legislation. Supervisory agencies, including state health, insurance and corporation departments, have broad authority to:

- grant, suspend and revoke licenses to transact business;
- regulate many aspects of our products and services;
- monitor our solvency and reserve adequacy; and
- scrutinize our investment activities on the basis of quality, diversification and other quantitative criteria.

To carry out these tasks, these regulators periodically examine our operations and accounts.

Regulation of Insurance Company and HMO Business Activity

The federal government, as well as the governments of the states in which we conduct our operations, have adopted laws and regulations that govern our business activities in various ways. Further, we expect that health care reform legislation will result in increased federal regulation that could have a significant impact on our business. These laws and regulations, which vary significantly by state, may restrict how we conduct our businesses and may result in additional burdens and costs to us. Areas of governmental regulation include but are not limited to:

- medical loss ratios;
- tax deductibility of certain compensation;
- licensure;
- premium rates;
- underwriting and pricing;

- benefits;
- eligibility requirements;
- guaranteed renewability;
- service areas;
- market conduct;
- sales and marketing activities;
- quality assurance procedures;
- plan design and disclosures, including mandated benefits;
- underwriting, marketing and rating restrictions for small group products;
- utilization review activities;
- prompt payment of claims;
- member rights and responsibilities;
- collection, access or use of protected health information;
- data reporting, including financial data and standards for electronic transactions;
- payment of dividends;
- provider rates of payment;
- surcharges on provider payments;
- provider contract forms;
- provider access standards;
- premium taxes and assessments for the uninsured and/or underinsured;
- member and provider complaints and appeals;
- financial condition (including reserves and minimum capital or risk based capital requirements and investments);
- reimbursement or payment levels for government funded business; and
- corporate governance.

These laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

Our Medicare plans, Medicaid plans and other State-Sponsored programs are subject to extensive federal and state laws and regulations.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. If we were to establish a health insurance company or an HMO in any jurisdiction where we do not presently operate, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from jurisdiction to jurisdiction. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. The health benefits business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations. It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs caused by potential legislation, regulation or court rulings. Federal laws and regulations concerning health care and health insurance may be subject to significant change. See Part I, Item 1A. "Risk Factors" in this Form 10-K.

Patient Protection and Affordable Care Act

The PPACA, signed into law on March 23, 2010, will create significant changes for health insurance markets for the next several years. Specifically, many of the near-term changes are effective for certain groups and individuals on their first renewal on or after September 23, 2010, including a prohibition on lifetime limits, certain annual limits, member cost-sharing on specified preventive benefits, and pre-existing condition exclusions for children. Certain requirements for insurers are also effective in 2011, including the minimum medical loss ratio provision that requires insurers to pay rebates to customers when insurers do not meet or exceed the specified medical loss ratio thresholds, and changes to Medicare Advantage payments. Most of the provisions of PPACA with more significant effects on the health insurance marketplace go into effect on January 1, 2014, including a requirement that insurers guarantee the issuance of coverage to all individuals regardless of health status, strict rules on how health insurance is rated, the assessment of new taxes and fees, the creation of new insurance exchanges for individuals and small groups, and substantial expansions in eligibility for Medicaid.

Some provisions of the health care reform legislation became effective in 2010, including those that bar health insurance companies from placing lifetime limits on insurance coverage, those related to the increased restrictions on rescinding coverage and those that extend coverage of dependents to the age of 26. The establishment of minimum medical loss ratios, which could have a significant impact on our operations, became effective for certain of our businesses beginning in January, 2011. A new requirement for reviewing certain rate filings that fall above specified thresholds is also scheduled to go into effect in 2011. Lastly, other significant changes, including the annual fees on health insurance companies, the excise tax on high premium insurance policies, the guaranteed coverage requirements and the requirement that individuals obtain coverage, do not become effective until 2014 or later.

Many of the details of the new law require additional guidance and specificity to be provided by the Department of Health and Human Services, or HHS, the Department of Labor, and the Department of the Treasury. In certain cases, these regulatory agencies were directed to accept recommendations from external groups, such as the National Association of Insurance Commissioners, or NAIC. While proposed regulations on some provisions have been released for review and comment, all of which we are carefully evaluating, it is too early to fully understand the impacts of the legislation on our overall business. Some of the more significant provisions of PPACA are described below:

- While the NAIC released its proposed recommendations governing medical loss ratios, and HHS largely adopted the NAIC's recommendations in its Interim Final Rule, significant changes could still occur to the medical loss ratio requirements through regulatory guidance and publication of the final regulation.
- PPACA also requires states to establish health insurance exchanges for qualified individuals and small employers effective January 1, 2014. If a state fails to establish a health insurance exchange, the federal government will establish a health insurance exchange in that state. While the states are expected to have some flexibility over the design and implementation of these health insurance exchanges, HHS is expected to release two sets of regulations outlining more detailed requirements for exchanges, one in the spring of 2011 and another in the fall of 2011. In addition, California passed legislation establishing an insurance exchange within that state to comply with the related provisions that will likely become effective in 2014. As California is the first state to provide a structure for such state-based insurance exchanges pursuant to the legislation, other states may adopt a similar format for their exchanges subject to the regulations that will be provided by HHS in 2011.
- HHS has proposed regulations that require certain rate filings above specified thresholds to be reviewed, effective in July, 2011. The regulation provides for state departments of insurance to conduct the reviews, except for cases where a state does not have an "effective" rate review program, in which case HHS will conduct the reviews.
- Medicare Advantage reimbursement rates will decline due to a new payment formula promulgated by PPACA that is expected to significantly reduce reimbursements in the future. We also expect final

regulations for other significant provisions of PPACA related to Medicare, including quality bonus payments and rebates, authority for CMS to deny bids and first-dollar coverage requirements for preventive care.

- PPACA also includes three "risk adjuster" programs that will introduce new requirements beginning in 2014 depending on the risk mix of individuals enrolled in the individual and small group markets. Among other things, these programs require insurers enrolling lower-risk individuals to pay into funds to compensate insurers enrolling higher-risk individuals. Details of these programs in the form of proposed regulations may emerge in 2011.
- Recent federal court decisions questioning the constitutionality of all or portions of the new federal health care reform legislation add further uncertainty to our ability to understand the ultimate impacts of the legislation on our overall business.

Dodd-Frank Wall Street Reform and Consumer Protection Act

During 2010, the U.S. Congress passed and the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act represents a far-reaching overhaul of the framework for the U.S. financial services industry. Even though we are primarily a health benefits company, our business may be impacted by the Dodd-Frank Act. Many of its provisions require the adoption of rules for implementation, including those that govern which non-bank financial companies may become subject to the oversight of the Federal Reserve. The Dodd-Frank Act identifies non-bank financial companies that may become subject to Federal Reserve oversight as those that could pose a threat to financial stability either due to the potential of material financial distress at the company or due to the company's ongoing activities. The Financial Stability Oversight Council, or the Council, recently published proposed criteria and a framework for determining which non-bank financial companies meet these definitions. These criteria and framework are subject to a public comment period and will then result in final rules that may or may not be different from the proposals. The Council announced that it will begin evaluating companies against the final rules shortly thereafter. We believe that we might be considered a non-bank financial company and it is possible that we could become subject to additional oversight by the Federal Reserve under the final rules.

In addition, the Dodd-Frank Act creates a Federal Insurance Office, with limited powers that include information-gathering and subpoena authority. Although the Federal Insurance Office does not have authority over health insurance, it may have authority over other parts of our business, such as life insurance.

HIPAA and Gramm-Leach-Bliley Act

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes obligations for issuers of health insurance coverage and health benefit plan sponsors. This law requires guaranteed renewability of health care coverage for most group health plans and certain individuals. Also, the law limits exclusions based on preexisting medical conditions.

The Administrative Simplification provisions of HIPAA imposed a number of requirements on covered entities (including insurers, HMOs, group health plans, providers and clearinghouses). These requirements include uniform standards of common electronic health care transactions; privacy and security regulations; and unique identifier rules for employers, health plans and providers. Additional federal privacy and security requirements, including breach notification, improved enforcement and additional limitations on use and disclosure of protected health information were passed through the Health Information Technology for Economic and Clinical Health, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009 and corresponding implementing regulations. Additional implementing regulations relating to HITECH are expected in 2011.

The federal Gramm-Leach-Bliley Act generally places restrictions on the disclosure of non-public information to non-affiliated third parties, and requires financial institutions, including insurers, to provide customers with notice regarding how their non-public personal information is used, including an opportunity to "opt out" of certain disclosures. State departments of insurance and certain federal agencies adopted implementing regulations as required by federal law. A number of states have adopted data security laws and/or regulations, regulating data security and/or requiring security breach notification, which may apply to us in certain circumstances.

Employee Retirement Income Security Act of 1974

The provision of services to certain employee welfare benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us, the employers who maintain employee welfare benefit plans subject to ERISA and participants in such plans. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, certain states require licensure or registration of companies providing third party claims administration services for benefit plans. We provide a variety of products and services to employee welfare benefit plans that are covered by ERISA. Plans subject to ERISA can also be subject to state laws and the question of whether and to what extent ERISA preempts a state law has been, and will continue to be, interpreted by many courts.

HMO and Insurance Holding Company Laws

We are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company and HMO subsidiaries are domiciled. These acts contain certain reporting requirements as well as restrictions on transactions between an insurer or HMO and its affiliates. These holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file with those states' insurance departments certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies and HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. Some insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, HMOs, their parent holding companies and affiliates. Among other provisions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends.

Additionally, the holding company acts of the states in which our subsidiaries are domiciled restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company, which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Guaranty Fund Assessments

Under insolvency or guaranty association laws in most states, insurance companies can be assessed for amounts paid by guaranty funds for policyholder losses incurred when an insurance company becomes insolvent. Most state insolvency or guaranty association laws currently provide for assessments based upon the amount of premiums received on insurance underwritten within such state (with a minimum amount payable even if no premium is received). Under many of these guaranty association laws, assessments against insurance companies that issue policies of accident or sickness insurance are made retrospectively.

While the amount and timing of any future assessments cannot be predicted with certainty, we believe that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on our liquidity and capital resources with the exception of potential exposure related to the Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company insolvency as discussed under Item 3. "Legal Proceedings" included in this Form 10-K.

Risk-Based Capital Requirements

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or RBC, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products. The RBC Model Act sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The law requires increasing degrees of regulatory oversight and intervention as a company's RBC declines. The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital. The level of regulatory oversight ranges from requiring the company to inform and obtain approval from the domiciling insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding. As of December 31, 2010, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

Employees

At December 31, 2010, we had approximately 37,500 employees. As of December 31, 2010, a small portion of employees were covered by collective bargaining agreements: 157 employees in the Sacramento, California area with the Office and Professional Employees International Union, Local 29; 49 employees in the greater Detroit, Michigan area with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local No. 614; 12 employees in the New York city metropolitan area with the Office and Professional Employees International Union, Local 153; and 24 employees in Milwaukee, Wisconsin with the Office and Professional Employees International Union, Local 9. Our employees are an important asset, and we seek to develop them to their full potential. We believe that our relationship with our employees is good.

ITEM 1A. RISK FACTORS.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and you should carefully consider them. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Because of these and other factors, past performance should not be considered an indication of future performance.

Recently enacted federal health care reform legislation, as well as expected additional changes in federal or state regulations could adversely affect our business, cash flows, financial condition and results of operation.

During the first quarter of 2010, the U.S. Congress passed and the President signed into law PPACA as well as HCERA, which represent significant changes to the current U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and also a requirement that certain large employers offer coverage to their employees or pay a financial penalty. In addition, the new laws include certain new taxes and fees, including an excise tax on high premium insurance policies, limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for health plans participating in the Medicare Advantage program over time.

These and other provisions of the new law are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets.

In addition, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

Changes in the regulation of our business by state and federal regulators may adversely affect our business, cash flows, financial condition and results of operations.

Our insurance, managed health care and HMO subsidiaries are subject to extensive regulation and supervision by the insurance, managed health care or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. We cannot assure that future regulatory action by state insurance or HMO authorities or federal regulatory authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, eligibility requirements and additional governmental participation could also adversely affect our business, financial condition and results of operations. In addition, we cannot ensure that application of the federal and/or state tax regulatory regime that currently applies to us will not, or future tax regulation by either federal and/or state governmental authorities concerning us could not, have a material adverse effect on our business, operations or financial condition.

State legislatures will continue to focus on health care delivery and financing issues. A number of states, including California, Colorado, Connecticut, Maine, New York, Vermont and Pennsylvania, are contemplating significant reform of their health insurance markets. These proposals may include provisions affecting both public programs and privately-financed health insurance arrangements. As these proposals are still being debated in the various legislatures, we cannot assure you that, if enacted into law, these proposals would not have a negative impact on our business, operations or financial condition. In addition, several states are considering legislative proposals to require prior regulatory approval of premium rate increases or establish minimum benefit expense ratio thresholds. If enacted, these state proposals could have a material adverse impact on our business, cash flows, financial condition or results of operations.

From time to time, Congress has considered various forms of managed care reform legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under ERISA. Additionally, there have been legislative attempts to limit ERISA's preemptive effect on state laws and litigants' ability to seek damages beyond the benefits offered under their plans. If adopted, such limitations could increase our liability exposure, could permit greater state regulation of our operations, and could expand the scope of damages, including punitive damages litigants could be awarded. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance.

Our inability to contain health care costs, implement increases in premium rates on a timely basis, maintain adequate reserves for policy benefits, maintain our current provider agreements or avoid a downgrade in our ratings may adversely affect our business and profitability.

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, demographic characteristics, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations. Relatively small differences between predicted and actual health care costs as a percentage of premium revenues can result in significant changes in our results of operations. If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be adversely affected.

In addition to the challenge of managing health care costs, we face pressure to contain premium rates. Our customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums. Further, federal and state regulatory agencies may restrict our ability to implement changes in premium rates. For example, PPACA includes an annual rate review requirement to prohibit unreasonable rate increases. We are awaiting publication of guidance from federal agencies to better understand the expected compliance requirements. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates or a lack of sufficient increase in reimbursement rates for government-sponsored programs in which we participate. A limitation on our ability to increase or maintain our premium or reimbursement levels or a significant loss of membership resulting from our need to increase or maintain premium or reimbursement levels could adversely affect our business, cash flows, financial condition and results of operations.

The reserves that we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

In addition, our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

Claims-paying ability and financial strength ratings by recognized rating organizations are an important factor in establishing the competitive position of insurance companies and health benefits companies. Each of the rating agencies reviews its ratings periodically and there can be no assurance that our current ratings will be maintained in the future. We believe our strong ratings are an important factor in marketing our products to customers, since ratings information is broadly disseminated and generally used throughout the industry. If our ratings are downgraded or placed under review, with possible negative implications, such actions could adversely affect our business, financial condition and results of operations. These ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and creditors, and are not evaluations directed toward the protection of investors in our common stock.

A reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability.

A reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include: reductions in workforce by existing customers; general economic downturn that results in business failures; employers no longer offering certain health care coverage as an employee benefit or electing to offer this coverage on a voluntary, employee-funded basis; state and federal regulatory changes; failure to obtain new customers or retain existing customers; premium increases and benefit changes; our exit from a specific market; negative publicity and news coverage; and failure to attain or maintain nationally recognized accreditations.

There are various risks associated with participating in Medicare and Medicaid programs, and contracting with CMS to provide Medicare Part C and Medicare Part D Prescription Drug benefits.

We offer Medicare approved prescription drug plans (Medicare Part D) and Medicare Advantage plans (Medicare Part C) to Medicare eligible individuals nationwide. In addition, we provide various administrative services for other entities offering medical and/or prescription drug plans to their Medicare eligible employees and retirees through our affiliated companies. We also participate in Medicare fiscal intermediary and Medicaid programs and receive revenues from the Medicare and Medicaid programs to provide benefits under these programs.

Revenues from the Medicare and Medicaid programs are dependent, in whole or in part, upon annual funding from the federal government and/or applicable state governments. Funding for these programs is dependent upon many factors outside of our control including general economic conditions and budgetary constraints at the federal or applicable state level and general political issues and priorities. An unexpected reduction or inadequate government funding for these programs may adversely affect our revenues and financial results.

Risks associated with the Medicare Advantage and Medicare prescription drug plans include potential uncollectability of receivables resulting from processing and/or verifying enrollment, inadequacy of underwriting assumptions, inability to receive and process correct information (including inability due to systems issues by the federal government, the applicable state government or us), uncollectability of premiums from members, increased medical or pharmaceutical costs, and the underlying seasonality of this business. While we believe we have adequately reviewed our assumptions and estimates regarding these complex and wide-ranging programs under Medicare Part C and D, including those related to collectability of receivables and establishment of liabilities, the actual results may be materially different than our assumptions and estimates and could have a material adverse effect on our business, financial condition and results of operations.

The laws and regulations governing participation in Medicare and Medicaid programs are complex, subject to interpretation and can expose us to penalties for non-compliance. If we fail to comply with the applicable laws and regulations we could be subject to criminal fines, civil penalties or other sanctions which could have a material adverse effect on our ability to participate in these programs, financial condition and results of operations. In addition, legislative or regulatory changes to these programs could have a material adverse effect on our business, cash flows, financial condition and results of operations.

During 2008, we worked with CMS to resolve issues identified as a result of our internal compliance audits and findings from a 2008 CMS audit. Our work included detailed action plans to remediate such findings. In addition, we engaged an independent third party to provide CMS with on-going assessments regarding our compliance, including verification of systems, processes and procedures.

On January 12, 2009, CMS notified us that we were suspended from marketing to and enrolling new members in our Medicare Advantage and Medicare Part D health benefit products until remediation efforts had been fully implemented and confirmed. On September 9, 2009, CMS notified us that the sanctions had been lifted due to our remediation efforts. We began marketing our Medicare Advantage and Medicare Part D products on October 1, 2009 and began enrolling new members on November 15, 2009 for the 2010 contract year. We were not allowed to participate in the auto-enrollment or reassignment of Medicare Part D LIS beneficiaries beginning October 1, 2008. We worked with CMS to demonstrate that our agreed corrective action plans related to the Medicare Part D and LIS programs had been completed. CMS notified us on June 15, 2010 that we were again eligible to enroll LIS beneficiaries beginning July 1, 2010 with an effective date of September 1, 2010.

Adverse securities and credit market conditions may significantly affect our ability to meet liquidity needs.

The securities and credit markets have in the past experienced higher than normal volatility, although current market conditions are more stable. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We need liquidity to pay our operating expenses, make payments on our indebtedness and pay capital expenditures. The principal sources of our cash receipts are premiums, administrative fees, investment income, other revenue, proceeds from the sale or maturity of our investment securities, proceeds from borrowings, proceeds from the exercise of stock options and our employee stock purchase plan.

Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If one or a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms.

One of our sources of liquidity is our $2.5 billion commercial paper program, with $0.3 billion and $0.5 billion outstanding at December 31, 2010 and 2009, respectively. Should commercial paper issuance be unavailable, we intend to use a combination of cash on hand and/or our $2.0 billion senior credit facility to redeem our commercial paper when it matures. While there is no assurance in the current economic environment, we believe the lenders participating in our senior credit facility will be willing and able to provide financing in accordance with their legal obligations.

The value of our investments is influenced by varying economic and market conditions, and a decrease in value may result in a loss charged to income.

The market values of our investments vary from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. In periods of rising interest rates, the market values of our fixed maturity securities will generally decrease, which could result in material unrealized or realized losses on investments in future periods. We cannot assure you that our investment portfolios will produce positive returns in future periods.

Current and long-term available-for-sale investment securities were $17.6 billion at December 31, 2010 and represented 35% of our total consolidated assets at December 31, 2010. In accordance with FASB guidance for debt and equity investments, we classify fixed maturity and equity securities in our investment portfolio as "available-for-sale" or "trading" and report those securities at fair value.

In accordance with applicable accounting standards, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis analyzing both quantitative and qualitative factors. Such factors considered include the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, recommendations of investment advisors and forecasts of economic, market or industry trends.

Changes in the economic environment, including periods of increased volatility of the securities markets can increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. We believe we have adequately reviewed our investment securities for impairment and that our investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and material other-than-temporary impairments may be charged to income in future periods, resulting in realized losses.

Regional concentrations of our business may subject us to economic downturns in those regions.

The national economy has continued to experience a downturn, with the potential for continued higher unemployment. Most of our revenues are generated in the states of California, Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri, Nevada, New Hampshire, New York, Ohio, Virginia and Wisconsin. Due to this concentration of business in these states, we are exposed to potential losses resulting from the risk of a more severe economic downturn in these states. If economic conditions continue to deteriorate, we may experience a reduction in existing and new business, which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

The health benefits industry is subject to negative publicity, which can adversely affect our business and profitability.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by: adversely affecting our ability to market our products and services; requiring us to change our products and services; or increasing the regulatory burdens under which we operate.

In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the BCBSA or other BCBSA licensees may adversely affect us and the sale of our health benefits products and services. Any such negative publicity could adversely affect our business, cash flows, financial condition and results of operations.

We face competition in many of our markets and customers and brokers have flexibility in moving between competitors.

As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from legislative reform, business consolidations, new strategic alliances, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies.

We are currently dependent on the non-exclusive services of independent agents and brokers in the marketing of our health care products, particularly with respect to individuals, seniors and small employer group members. We face intense competition for the services and allegiance of these independent agents and brokers, who may also market the products of our competitors. We cannot ensure that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, cash flows, financial condition and results of operations.

We face intense competition to attract and retain employees. Further, managing Chief Executive Officer and key executive succession and retention is critical to our success.

We are dependent on retaining existing employees and attracting additional qualified employees to meet current and future needs and achieving productivity gains from our investments in technology. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. An inability to retain existing employees or attract additional employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.

We would be adversely affected if we fail to adequately plan for succession of our Chief Executive Officer, and senior management and retention of key executives. While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will continue to be available to us.

A change in our health care product mix may impact our profitability.

Our health care products that involve greater potential risk generally tend to be more profitable than administrative services products and those health care products where the employer groups assume the underwriting risks. Individuals and small employer groups are more likely to purchase our higher-risk health care products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures. Typically, government-sponsored programs also involve our higher-risk health care products. A shift of enrollees from more profitable products to less profitable products could have a material adverse effect on our financial condition and results of operations.

As a holding company, we are dependent on dividends from our subsidiaries. These dividends are necessary to pay our outstanding indebtedness. Our regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends, maintenance of minimum levels of capital and restrictions on investment portfolios.

We are a holding company whose assets include all of the outstanding shares of common stock of our subsidiaries including our intermediate holding companies and regulated insurance and HMO subsidiaries. Our subsidiaries are separate legal entities. As a holding company, we depend on dividends from our subsidiaries. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to certain of our subsidiaries' assets. Among other restrictions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends. In some states we have made special undertakings that may limit the ability of our regulated subsidiaries to pay dividends. In addition, our subsidiaries' ability to make any payments to us will also depend on their earnings, the terms of their indebtedness, business and tax considerations and other legal restrictions. Our ability to repurchase shares or pay dividends in the future to our shareholders and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, cash flows, financial condition and results of operations.

Most of our regulated subsidiaries are subject to RBC standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the NAIC and require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Our regulated subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile. As discussed in more detail below, we are a party to license agreements with the BCBSA which contain certain requirements and restrictions regarding our operations, including minimum capital and liquidity requirements, which could restrict the ability of our regulated subsidiaries to pay dividends.

Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed maturity securities, mortgage loans, real estate and equity investments, which could generate higher returns on our investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

We have substantial indebtedness outstanding and may incur additional indebtedness in the future. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

As of December 31, 2010, we had indebtedness outstanding of approximately $8.9 billion and had available borrowing capacity of approximately $2.0 billion under our revolving credit facility, which expires on September 30, 2013. Our debt service obligations require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under our notes or our credit agreements is accelerated, we may be unable to repay or finance the amounts due. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

We face risks related to litigation.

We are, or may in the future, be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits and administrative charges before government agencies, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include claims relating to the denial of health care benefits; the rescission of health insurance policies; development or application of medical policy; medical malpractice actions; allegations of anti-competitive and unfair business activities; provider disputes over compensation; provider tiering programs; termination of provider contracts; self-funded business; disputes over co-payment calculations; reimbursement of out-of-network claims; the failure to disclose certain business or corporate governance practices; and customer audits and contract performance, including government contracts.

In addition, we are also involved in, or may in the future be party to, pending or threatened litigation of the character incidental to the business transacted, arising out of our operations or our 2001 demutualization, including, but not limited to, breaches of security and violations of privacy requirements, shareholder actions, compliance with federal and state laws and regulations, or sales and acquisitions of businesses or assets, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits and reviews include routine and special investigations by various state insurance departments, state attorneys general and the U.S. Attorney General. Such investigations could result in the imposition of civil or criminal fines, penalties and other sanctions. We believe that any liability that may result from any one of these actions, or in the aggregate, is unlikely to have a material adverse effect on our cash flows, results of operations or financial position.

Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance, and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future. Any adverse judgment against us resulting in such damage awards could have an adverse effect on our cash flows, results of operations and financial condition.

For additional information concerning legal actions affecting us, see Part I, Item 3, "Legal Proceedings" in this Form 10-K.

We are a party to license agreements with the BCBSA that entitle us to the exclusive and in certain areas non-exclusive use of the Blue Cross and Blue Shield names and marks in our geographic territories. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect our business, financial condition and results of operations.

We use the Blue Cross and Blue Shield names and marks as identifiers for our products and services under licenses from the BCBSA. Our license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: minimum capital and liquidity requirements imposed by the BCBSA; enrollment and customer service performance requirements; participation in programs that provide portability of membership between plans; disclosures to the BCBSA relating to enrollment and financial conditions; disclosures as to the structure of the Blue Cross and Blue Shield system in contracts with third parties and in public statements; plan governance requirements; a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee's annual combined local net revenue, as defined by the BCBSA, attributable to health benefit plans within its service areas must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that at least 66 2/3% of a licensee's annual combined national net revenue, as defined by the BCBSA, attributable to health benefit plans must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services; a requirement that we divide our Board of Directors into three classes serving staggered three-year terms; a requirement that we guarantee certain contractual and financial obligations of our licensed affiliates; and a requirement that we indemnify the BCBSA against any claims asserted against it resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B. Failure to comply with the foregoing requirements could result in a termination of the license agreements.

The standards under the license agreements may be modified in certain instances by the BCBSA. For example, from time to time there have been proposals considered by the BCBSA to modify the terms of the license agreements to restrict various potential business activities of licensees. These proposals have included, among other things, a limitation on the ability of a licensee to make its provider networks available to insurance carriers or other entities not holding a Blue Cross or Blue Shield license. To the extent that such amendments to the license agreements are adopted in the future, they could have a material adverse effect on our future expansion plans or results of operations.

Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the Blue Cross and Blue Shield names and marks in one or more of our service areas. Furthermore, the BCBSA would be free to issue a license to use the Blue Cross and Blue Shield names and marks in these service areas to another entity. Events that could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our capital stock, impending financial insolvency and the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

Upon termination of a license agreement, the BCBSA would impose a "Re-establishment Fee" upon us, which would allow the BCBSA to "re-establish" a Blue Cross and/or Blue Shield presence in the vacated service area. Through December 31, 2010 the fee was set at $98.33 per licensed enrollee. As of December 31, 2010 we reported 28.4 million Blue Cross and/or Blue Shield enrollees. If the Re-establishment Fee was applied to our total Blue Cross and/or Blue Shield enrollees, we would be assessed approximately $2.8 billion by the BCBSA.

Large-scale medical emergencies may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Large-scale medical emergencies can take many forms and can cause widespread illness and death. For example, federal and state law enforcement officials have issued warnings about potential terrorist activity involving biological and other weapons. In addition, natural disasters such as hurricanes and the potential for a wide-spread pandemic of influenza coupled with the lack of availability of appropriate preventative medicines can have a significant impact on the health of the population of wide-spread areas. If the United States were to experience widespread bioterrorism or other attacks, large-scale natural disasters in our concentrated coverage areas or a large-scale pandemic or epidemic, our covered medical expenses could rise and we could experience a material adverse effect on our business, cash flows, financial condition and results of operations or, in the event of extreme circumstances, our viability could be threatened.

We have built a significant portion of our current business through mergers and acquisitions and we expect to pursue acquisitions in the future.

The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

- some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;
- we may establish goodwill or other intangible assets as a result of a future acquisition;
- we may assume liabilities that were not disclosed to us or which were under-estimated;
- we may be unable to integrate acquired businesses successfully, or as quickly as expected, and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;
- acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;
- we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
- we may also incur additional debt related to future acquisitions; and
- we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

The value of our intangible assets may become impaired.

Due largely to our past mergers and acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $21.3 billion as of December 31, 2010, representing approximately 42% of our total assets and 89% of our consolidated shareholders' equity at December 31, 2010. If we make additional acquisitions it is likely that we will record additional intangible assets on our consolidated balance sheets.

In accordance with applicable accounting standards, we periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to income may be necessary. This impairment testing requires us to make assumptions and judgments regarding the estimated fair value of our reporting units, including goodwill and other intangibles (with indefinite lives). In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangible assets with indefinite lives in future impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

In addition, the estimated value of our reporting units may be impacted as a result of business decisions we make associated with the implementation of the various health care reform regulations. Such decisions, which could unfavorably affect our ability to support the carrying value of certain goodwill and other intangible assets, could result in impairment charges in future periods.

We may not be able to realize the value of our deferred tax assets.

In accordance with applicable accounting standards, we separately recognize deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded.

At each financial reporting date, we evaluate our deferred tax assets to determine the likely realization of the benefit of the temporary differences. Our evaluation includes a review of the types of temporary differences that created the deferred tax asset; the amount of taxes paid on both capital gains and ordinary income in prior periods and available for a carry-back claim; the forecasted future taxable income, and therefore, the likely future deduction of the deferred tax item; and any other significant issues that might impact the realization of the deferred tax asset. If it is "more likely than not" that all or a portion of the deferred tax asset may not be realized, we establish a valuation allowance. Significant judgment is required in determining an appropriate valuation allowance.

Any future increase in the valuation allowance would result in additional income tax expense and a decrease in shareholders' equity, which could materially affect our financial position and results of operations in the period in which the increase occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business, reputation and profitability.

As part of our normal operations, we collect, process and retain sensitive and confidential member information. We are subject to various federal, state and international laws and rules regarding the use and disclosure of sensitive or confidential member information, including HIPAA and the Gramm-Leach-Bliley Act. Despite the security measures we have in place to help ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential member information, whether by us or by one of our vendors, could have a material adverse effect on our business, reputation and results of operations.

The failure to effectively maintain and upgrade our information systems could adversely affect our business.

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. As a result of our merger and acquisition activities, we have acquired additional systems. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. In addition, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties' failure to perform adequately.

Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations. If the information we rely upon to run our business were found to be inaccurate or unreliable or if we fail to maintain our information systems and data integrity effectively, we could have a decrease in membership, have problems in determining medical cost estimates and establishing appropriate pricing and reserves, have disputes with customers and providers, have regulatory problems, sanctions or penalties imposed, have increases in operating expenses or suffer other adverse consequences. In addition, as we convert or migrate members to our more efficient and effective systems, the risk of disruption in our customer service is increased during the migration or conversion process and such disruption could have a material adverse effect on our business, cash flow, financial condition and results of operations.

We are working towards becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, providers, employees and other stakeholders through web-enabling technology and redesigning internal operations. We cannot assure you that we will be able to fully realize our e-business vision. The failure to maintain successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

We are dependent on the success of our relationship with a large vendor for a significant portion of our information system resources and certain other vendors for various other services.

We have an agreement with International Business Machines Corporation, or IBM, pursuant to which we outsourced a significant portion of our data center operations and certain core applications development. We are dependent upon IBM for these support functions. The IBM agreement includes service level agreements, or SLAs, related to issues such as performance and job disruption, with significant financial penalties if these SLAs are not met, as well as termination assistance provisions obligating IBM to provide services during periods following transitions or terminations. If our relationship with IBM is significantly disrupted for any reason, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the demands of our customers and, in turn, our business, cash flows, financial condition and results of operations may be harmed. We may not be adequately indemnified against all possible losses through the terms and conditions of the IBM agreement. In addition, some of our termination rights are contingent upon payment of a fee, which may be significant.

We have also entered into a ten-year contract for Express Scripts to provide PBM services to our members in connection with the sale of our PBM business to Express Scripts in December 2009. Express Scripts is now the exclusive provider of certain specified pharmacy benefits management services, such as pharmacy network management, home delivery, pharmacy customer service, claims processing, rebate management, drug utilization and specialty pharmaceutical management services. Accordingly, the agreement contains certain financial and operational requirements obligating both Express Scripts and us. The failure of either party to meet the respective agreements could potentially serve as a basis for early termination of the contract. If this relationship was terminated for any reason, we may not be able to find alternative partners in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and results of operations. In addition, our failure to meet certain minimum script volume requirements may result in financial penalties that could have a material adverse effect on our results of operations.

We have also entered into agreements with a large vendor pursuant to which we have outsourced certain back-office functions. If this vendor relationship were terminated for any reason, we may not be able to find an alternative partner in a timely manner or on acceptable financial terms. In addition, if for any reason there is a business continuity interruption resulting from loss of access to or availability of data, the physical location, technological resources and/or adequate human assets, we may not be able to meet the full demands of our customers and, in turn, our business, cash flow, financial conditions and results of operations may be unfavorably impacted.

Indiana law, and other applicable laws, and our articles of incorporation and bylaws, may prevent or discourage takeovers and business combinations that our shareholders might consider in their best interest.

Indiana law and our articles of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We are regulated as an insurance holding company and subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled, as well as similar provisions included in the health statutes and regulations of certain states where these subsidiaries are regulated as managed care companies or HMOs. The insurance holding company acts and regulations and these similar health provisions restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company, insurance company or HMO. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Further, the Indiana corporation law contains business combination provisions that, in general, prohibit for five years any business combination with a beneficial owner of 10% or more of our common stock unless the holder's acquisition of the stock was approved in advance by our Board of Directors. The Indiana corporation law also contains control share acquisition provisions that limit the ability of certain shareholders to vote their shares unless their control share acquisition is approved in advance. Effective December 9, 2010, we amended our bylaws to opt out of these control share acquisition provisions.

Our articles of incorporation restrict the beneficial ownership of our capital stock in excess of specific ownership limits. The ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for non-institutional investors, both as defined in our articles of incorporation. Additionally, no person may beneficially own shares of our common stock representing a 20% or more ownership interest in us. These restrictions are intended to ensure our compliance with the terms of our licenses with the BCBSA. Our articles of incorporation prohibit ownership of our capital stock beyond these ownership limits without prior approval of a majority of our continuing directors (as defined in our articles of incorporation). In addition, as discussed above in the risk factor describing our license agreements with the BCBSA, such license agreements are subject to termination upon a change of control and re-establishment fees would be imposed upon termination of the license agreements.

Certain other provisions included in our articles of incorporation and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our shareholders might consider in their best interests. In particular, our articles of incorporation and bylaws: divide our Board of Directors into three classes serving staggered three-year terms (which is also required by our license agreement with the BCBSA); permit our Board of Directors to determine the terms of and issue one or more series of preferred stock without further action by shareholders; restrict the maximum number of directors; limit the ability of shareholders to remove directors; impose restrictions on shareholders' ability to fill vacancies on our Board of Directors; prohibit shareholders from calling special meetings of shareholders; impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; impose restrictions on shareholders' ability to amend our articles of incorporation; and prohibit shareholders from amending our bylaws.

We also face other risks that could adversely affect our business, financial condition or results of operations, which include:

- any requirement to restate financial results in the event of inappropriate application of accounting principles;
- a significant failure of our internal control over financial reporting;
- our inability to convert to international financial reporting standards, if required;
- failure of our prevention and control systems related to employee compliance with internal polices, including data security;
- provider fraud that is not prevented or detected and impacts our medical costs or those of self-insured customers;
- failure to protect our proprietary information; and
- failure of our corporate governance policies or procedures.

ITEM 1B. UNRESOLVED SEC STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We have set forth below a summary of our principal office space (locations greater than 100,000 square feet).

Location	Amount (Square Feet) of Building Owned or Leased and Occupied by WellPoint	Principal Usage
220 Virginia Ave., Indianapolis, IN[1]	557,000	Operations
2015 Staples Mill Rd. (DCS & DCN), Richmond, VA	544,000	Operations
21555 Oxnard St., Woodland Hills, CA[1]	448,000	Operations
700 Broadway, Denver, CO	411,000	Operations
370 Basset Rd., North Haven, CT[1]	378,000	Operations
1831 Chestnut St., St. Louis, MO	349,000	Operations
11 Corporate Woods, Albany, NY[1]	265,000	Operations
3350 Peachtree Rd., Atlanta, GA[1]	252,000	Operations
13550 Triton Office Park Blvd., Louisville, KY[1]	224,000	Operations
4241 Irwin Simpson Rd., Mason, OH[1]	224,000	Operations
2000 & 2100 Corporate Center Drive, Newbury Park, CA[1]	218,000	Operations
4361 Irwin Simpson Rd., Mason, OH	213,000	Operations
4553 La Tienda Drive & 1WellPoint Way, Thousand Oaks, CA[1]	208,000	Operations
2 Gannett Dr., South Portland, ME	208,000	Operations
120 Monument Circle, Indianapolis, IN[1]	202,000	Principal executive offices
2221 Edward Holland Drive, Richmond, VA[1]	193,000	Operations
6740 N. High St., Worthington, OH	178,000	Operations
85 Crystal Run, Middletown, NY[1]	173,000	Operations
1351 Wm. Howard Taft, Cincinnati, OH	167,000	Operations
15 MetroTech Center, Brooklyn, NY[1]	165,000	Operations
5151-5155 Camino Ruiz, Camarillo, CA[1]	149,000	Operations
2357 Warm Springs Rd., Columbus, GA	147,000	Operations
3000 Goff Falls Rd., Manchester, NH[1]	141,000	Operations
8115-8125 Knue Road, Indianapolis, IN[1]	139,000	Operations
602 S. Jefferson St., Roanoke, VA	131,000	Operations
233 S. Wacker Drive, Chicago, IL[1]	123,000	Operations

[1] Leased property

Our facilities support our various business segments. We believe that our properties are adequate and suitable for our business as presently conducted as well as for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS.

In various California state courts, we are defending a number of individual lawsuits, including one filed by the Los Angeles City Attorney, and one purported class action alleging the wrongful rescission of individual insurance policies. The suits name WellPoint as well as Blue Cross of California, or BCC, and BC Life & Health Insurance Company, or BCL&H (which name changed to Anthem Blue Cross Life and Health Insurance Company in July 2007), both WellPoint subsidiaries. The lawsuits generally allege breach of contract, bad faith and unfair business practices in a purported practice of rescinding new individual members following the submission of large claims. The parties agreed to mediate most of these lawsuits and the mediation resulted in the resolution of some of these lawsuits. Final approval of the class action settlement was granted on July 13, 2010, and no appeals were filed. Payments pursuant to the terms of the settlement are expected to occur in the first or second quarter of 2011 and will not have a material impact on our consolidated financial position or results of operations. The Los Angeles City Attorney filed an amended complaint in October 2010, adding claims of misrepresentation arising from several public statements made by the Company during the year. A demurrer to the amended complaint has been filed.

We are currently defending several putative class actions filed as a result of the 2001 Anthem Insurance Companies, Inc., or AICI, demutualization. The suits name AICI as well as Anthem, Inc., or Anthem, n/k/a WellPoint, Inc. The suits are captioned as *Ronald Gold, et al. v. Anthem, Inc. et al.; Mary E. Ormond, et al. v. Anthem, Inc,. et al.; Ronald E. Mell, Sr., et al. v. Anthem, Inc., et al; and Jeffrey D. Jorling, et al., v. Anthem, Inc. (n/k/a WellPoint, Inc.) et al.* AICI's 2001 Plan of Conversion, or the Plan, provided for the conversion of AICI from a mutual insurance company into a stock insurance company pursuant to Indiana law. Under the Plan, AICI distributed the fair value of the company at the time of conversion to its Eligible Statutory Members, or ESMs, in the form of cash or Anthem common stock in exchange for their membership interests in the mutual company. The lawsuits generally allege that AICI distributed value to the wrong ESMs or distributed insufficient value to the ESMs. In *Gold*, cross motions for summary judgment were granted in part and denied in part with regard to the issue of sovereign immunity asserted by co-defendant, the State of Connecticut (the "State"). The State appealed this denial to the Connecticut Supreme Court. We filed a cross-appeal. Oral argument was held in November 2008. On May 11, 2010, the Court reversed the judgment of the trial court denying the State's motion to dismiss the plaintiff's claims under sovereign immunity. Our cross-appeal was dismissed by the Court. The case was remanded to the trial court for further proceedings. In the *Ormond* suit, our Motion to Dismiss was granted in part and denied in part on March 31, 2008. The Court dismissed the claims for violation of federal and state securities laws, for violation of the Indiana Demutualization Law and for unjust enrichment. On September 29, 2009, a class was certified. The class consists of all ESMs residing in Ohio, Indiana, Kentucky or Connecticut who received cash compensation in connection with the demutualization. The class does not include employers located in Ohio and Connecticut that received compensation under the Plan. On December 23, 2010, a motion for class certification was denied in the *Jorling* suit. On November 4, 2009 a class was certified in the *Mell* suit. That class consists of persons who were employees or retirees who were continuously enrolled in the health benefit plan sponsored by the City of Cincinnati between the dates of June 18, 2001 and November 2, 2001. On March 3, 2010, the Court issued an order granting our motion for summary judgment. As a result, the Mell suit has been dismissed. The plaintiffs have filed an appeal with the Sixth Circuit Court of Appeals, which is pending. We intend to vigorously defend these suits; however, their ultimate outcome cannot be presently determined.

We are currently a defendant in a putative class action relating to out-of-network, or OON, reimbursement of dental claims called *American Dental Association v. WellPoint Health Networks, Inc. and Blue Cross of California.* The lawsuit was filed in March 2002 by the American Dental Association, and three dentists who are suing on behalf of themselves and are seeking to sue on behalf of a nationwide class of all non-participating dental providers who were paid less than their actual charges for dental services provided to WellPoint dental members. The complaint alleges that WellPoint Health Networks Inc., BCC and other WellPoint affiliates and subsidiaries (collectively, WellPoint) improperly set usual, customary and reasonable payment for OON dental services based on HIAA/Ingenix data. The plaintiffs claim, among other things, that the HIAA/Ingenix databases fail to account for differences in geography, provider specialty, outlier (high) charges, and complexity of procedure. The complaint further alleges that WellPoint was aware that this data was inappropriate to set usual, customary and reasonable rates. The dentists sue as assignees of their patients' rights to benefits under WellPoint's dental plans and assert that WellPoint breached its contractual obligations in violation of ERISA by routinely paying OON dentists less than their actual charges and representing that its OON payments were properly determined usual, customary and reasonable rates. The suit is currently pending in the United States District Court for the Southern District of Florida. We have refiled a motion for summary judgment, which is pending. We intend to vigorously defend this lawsuit; however, its ultimate outcome cannot be presently determined.

We are currently a defendant in eleven putative class actions relating to OON reimbursement. The cases have been made part of a WellPoint-only multi-district litigation called *In re WellPoint, Inc. Out-of-Network "UCR" Rates Litigation* and are pending in the United States District Court for the Central District of

California. The first lawsuit (*Darryl and Valerie Samsell v. WellPoint, Inc., WellPoint HealthNetworks, Inc. and Anthem, Inc.*) was filed in February 2009 by two former members on behalf of a putative class of members who received OON services for which the defendants paid less than billed charges. The plaintiffs in that case allege that the defendants violated RICO, the Sherman Antitrust Act, ERISA, and federal regulations by relying on databases provided by Ingenix in determining OON reimbursement. The second lawsuit (*AMA et al. v. WellPoint, Inc.*) was brought in March 2009 by the American Medical Association, or AMA, four state medical associations and two individual physicians on behalf of a putative class of OON physicians. The third lawsuit (*Roberts v. UnitedHealth Group, Inc. et al.*) was brought in March 2009 by a WellPoint member as a putative class action on behalf of all persons or entities who have paid premiums for out-of-network health insurance coverage. The fourth lawsuit (*JBW v. UnitedHealth Group, Inc. et al.*) was brought in April 2009 by a WellPoint member as a putative class action on behalf of all persons who have paid premiums for out-of-network health insurance coverage. The fifth lawsuit (*O'Brien, et al. v. WellPoint, Inc., et al.*) was brought in May 2009 by three WellPoint members as a putative class action on behalf of all persons who received OON services. The sixth lawsuit (*Higashi, D.C. d/b/a Mar Vista Institute of Health v. Blue Cross of California d/b/a WellPoint, Inc.*) was brought in June 2009 by an OON chiropractor as a putative class action on behalf of all OON chiropractors. The seventh suit (*North Peninsula Surgical Center v. WellPoint, Inc., et al.*) was brought in June 2009 by an OON surgical center as a putative class action on behalf of all OON surgical centers. The eighth lawsuit (*American Podiatric Medical Association, et al. v. WellPoint, Inc.*) was brought in June 2009 by the American Podiatric Medical Association, California Chiropractic Association, California Psychological Association and an OON clinical psychologist as a putative class action on behalf of OON podiatrists, chiropractors and psychologists. The ninth lawsuit (*Michael Pariser, et al. v. WellPoint, Inc.*) was brought in July 2009 by an OON psychologist as a putative class action on behalf of all OON providers who are not medical doctors or doctors of osteopathy. The tenth lawsuit (*Harold S. Bernard, Ph.D., et al. v. WellPoint, Inc.*) was brought in July 2009 by an OON psychologist as a putative class action on behalf of all non-medical doctor health care providers. The eleventh lawsuit (*Ken Unmacht, Psy.D., et al. v. WellPoint, Inc.*) was brought in August 2009 by an OON licensed psychotherapist as a putative class action on behalf of all non-medical doctor health care providers. A consolidated complaint was filed for the eleven cases, and then was amended to broaden the allegations in the lawsuit to OON reimbursement methodologies beyond the use of Ingenix. We filed a revised motion to dismiss the amended consolidated complaint, which is pending. At the end of 2009, we filed a motion to enjoin the claims brought by the medical doctors and doctors of osteopathy based on prior litigation releases. The magistrate judge recommended that our motion to enjoin be granted. The plaintiffs filed objections to the recommendation and we responded. The objections are pending. Plaintiffs then filed a petition for declaratory judgment asking the Court to find that those claims are not barred by the prior litigation releases. We have filed a motion to dismiss the petition for declaratory judgment, which is pending. We intend to vigorously defend these suits; however, their ultimate outcomes cannot be presently determined.

Other Contingencies

From time to time, we and certain of our subsidiaries are parties to various legal proceedings, many of which involve claims for coverage encountered in the ordinary course of business. We, like HMOs and health insurers generally, exclude certain health care and other services from coverage under our HMO, PPO and other plans. We are, in the ordinary course of business, subject to the claims of our enrollees arising out of decisions to restrict or deny reimbursement for uncovered services. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on us. In addition, the risk of potential liability under punitive damage theories may increase significantly the difficulty of obtaining reasonable settlements of coverage claims.

In addition to the lawsuits described above, we are also involved in other pending and threatened litigation of the character incidental to our business, arising out of our operations and our revision of earnings guidance in 2008, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits, reviews and administrative proceedings include routine and special inquiries by state insurance departments, state attorneys general, the U.S. Attorney General and subcommittees of the U.S. Congress. Such investigations, audits, reviews and administrative proceedings could result in the imposition of civil or criminal fines, penalties, other sanctions and additional rules, regulations or other restrictions on our business operations. Any liability that may result from any one of these actions, or in the aggregate, could have a material adverse effect on our consolidated financial position or results of operations.

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA is a voluntary association consisting of the state life and health insurance guaranty organizations located throughout the U.S. State life and health insurance guaranty organizations, working together with NOLHGA, provide a safety net for their state's policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The Insurance Commissioner has petitioned the state court for liquidation, however, we do not know when a decision will be made, although we believe it is likely the state court will rule within the next twelve months. In the event that Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through state guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot estimate our net exposure, if any, to this potential insolvency. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our operating results.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Prices

Our common stock, par value $0.01 per share, is listed on the NYSE under the symbol "WLP." On February 9, 2011, the closing price on the NYSE was $65.25. As of February 9, 2011, there were 97,360 shareholders of record of our common stock. The following table presents high and low sales prices for our common stock on the NYSE for the periods indicated.

	High	Low
2010		
First Quarter	$70.00	$56.99
Second Quarter	65.81	48.86
Third Quarter	57.49	46.52
Fourth Quarter	61.00	52.93
2009		
First Quarter	$46.49	$29.32
Second Quarter	52.00	36.41
Third Quarter	55.73	46.96
Fourth Quarter	60.89	44.04

Dividends

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of common stock is at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically our common stock repurchase program has been our primary use of capital, and we have not previously paid any cash dividends on our common stock through December 31, 2010. Further, our ability to pay dividends to our shareholders, if authorized by the Board of Directors, is significantly dependent upon the receipt of dividends from our subsidiaries, including Anthem Insurance Companies, Inc., Anthem Southeast, Inc., Anthem Holding Corp., WellPoint Holding Corp., WellPoint Acquisition, LLC, WellPoint Insurance Services, Inc., ATH Holding Company, LLC and SellCore, Inc. The payment of dividends by our insurance subsidiaries without prior approval of the insurance department of each subsidiary's domiciliary jurisdiction is limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective insurance departments.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item concerning securities authorized for issuance under our equity compensation plans is set forth in or incorporated by reference into Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Form 10-K.

Issuer Purchases of Equity Securities

The following table presents information related to our repurchases of common stock for the periods indicated.

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
(In millions, except share and per share data)				
October 1, 2010 to October 31, 2010	1,893,698	$55.81	1,889,900	$933
November 1, 2010 to November 30, 2010	8,421,504	57.29	8,419,700	451
December 1, 2010 to December 31, 2010	7,517,766	56.86	7,514,000	149
	17,832,968		17,823,600	

1 Total number of shares purchased includes 9,368 shares delivered to or withheld by us in connection with employee payroll tax withholding upon exercise or vesting of stock awards. Stock grants to employees and directors and stock issued for stock option plans and stock purchase plans in the consolidated statements of shareholders' equity are shown net of these shares purchased.

2 Represents the number of shares repurchased through our repurchase program authorized by our Board of Directors. During the year ended December 31, 2010, we repurchased approximately 76.7 million shares at a cost of $4.4 billion under the program. On January 26, October 29 and December 9, 2010, our Board of Directors authorized increases of $3.5 billion, $500 million and $125 million, respectively, in our stock repurchase program. Remaining authorization under the program was approximately $149 million as of December 31, 2010.

Performance Graph

The following Performance Graph and related information compares the cumulative total return to shareholders of our common stock for the period from December 31, 2005 through December 31, 2010, with the cumulative total return over such period of (i) the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and (ii) the Standard & Poor's Managed Health Care Index (the "S&P Managed Health Care Index"). The graph assumes an investment of $100 on December 31, 2005 in each of our common stock, the S&P 500 Index and the S&P Managed Health Care Index (and the reinvestment of all dividends). The performance shown is not necessarily indicative of future performance.

The comparisons shown in the graph below are based on historical data and we caution that the stock price performance shown in the graph below is not indicative of, and is not intended to forecast, the potential future performance of our common stock. Information used in the graph was obtained from D.F. King & Co., Inc., a source believed to be reliable, but we are not responsible for any errors or omissions in such information. The following graph and related information shall not be deemed "soliciting materials" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.


Comparison of Cumulative Total Return
$150
$100
$50
$0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
WellPoint, Inc.
S&P 500 Index
S&P Managed Health Care Index

	December 31,					
	2005	2006	2007	2008	2009	2010
WelPoint, Inc.	$100	$ 99	$110	$53	$73	$ 71
S&P 500 Index	100	116	122	77	97	112
S&P Managed Health Care Index	100	93	108	49	62	67

Based upon an initial investment of $100 on December 31, 2005 with dividends reinvested

ITEM 6. SELECTED FINANCIAL DATA.

The table below provides selected consolidated financial data of WellPoint. The information has been derived from our consolidated financial statements for each of the years in the five year period ended December 31, 2010. You should read this selected consolidated financial data in conjunction with the audited consolidated financial statements and notes as of and for the year ended December 31, 2010 and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

	As of and for the Years Ended December 31				
(In millions, except where indicated and except per share data)	2010	2009[1]	2008[1]	2007[1]	2006[1]
Income Statement Data					
Total operating revenue[2]	$57,843.8	$60,828.6	$61,579.2	$60,155.6	$56,179.8
Total revenues	58,801.8	65,028.1	61,251.1	61,167.9	57,058.2
Net income	2,887.1	4,745.9	2,490.7	3,345.4	3,094.9
Per Share Data					
Basic net income per share	$ 7.03	$ 9.96	$ 4.79	$ 5.64	$ 4.93
Diluted net income per share	6.94	9.88	4.76	5.56	4.82
Other Data (unaudited)					
Benefit expense ratio[3]	83.2%	83.6%	84.5%	83.2%	81.9%
Selling, general and administrative expense ratio[4]	15.3%	15.0%	13.8%	13.7%	15.0%
Income before income taxes as a percentage of total revenues	7.4%	11.4%	5.1%	8.6%	8.6%
Net income as a percentage of total revenues	4.9%	7.3%	4.1%	5.5%	5.4%
Medical membership *(In thousands)*	33,323	33,670	35,049	34,809	34,101
Balance Sheet Data					
Cash and investments	$20,236.2	$22,588.4	$17,402.6	$21,249.8	$20,812.2
Total assets	50,166.9	52,125.4	48,403.2	52,060.0	51,574.9
Long-term debt, less current portion	8,147.8	8,338.3	7,833.9	9,023.5	6,493.2
Total liabilities	26,354.3	27,262.1	26,971.5	29,069.6	26,999.1
Total shareholders' equity	23,812.6	24,863.3	21,431.7	22,990.4	24,575.8

1 The net assets of and results of operations for DeCare Dental, LLC and Imaging Management Holdings, LLC are included from their respective acquisition dates of April 9, 2009 and August 1, 2007, respectively. The results of operations for our PBM business are included until its sale on December 1, 2009. The results of operations for the year ended December 31, 2009 includes pre-tax and after-tax gains related to the sale of our PBM business of $3,792.3 million and $2,361.2 million, respectively.

2 Operating revenue is obtained by adding premiums, administrative fees and other revenue.

3 The benefit expense ratio represents benefit expenses as a percentage of premium revenue.

4 The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total operating revenue.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

References to the terms "we," "our," or "us" used throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, refer to WellPoint, Inc., an Indiana corporation, and unless the context otherwise requires, its direct and indirect subsidiaries.

Certain prior year amounts have been reclassified to conform to current year presentation.

The structure of our MD&A is as follows:

I. Executive Summary

II. Overview

III. Significant Events

IV. Membership—December 31, 2010 Compared to December 31, 2009

V. Cost of Care

VI. Results of Operations—Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

VII. Membership—December 31, 2009 Compared to December 31, 2008

VIII. Results of Operations—Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

IX. Critical Accounting Policies and Estimates

X. Liquidity and Capital Resources

XI. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This MD&A should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

I. Executive Summary

We are the largest health benefits company in terms of medical membership in the United States, serving 33.3 million medical members through our affiliated health plans and a total of 69.2 million individuals through all subsidiaries as of December 31, 2010. We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as BCBS in 10 New York City metropolitan and surrounding counties, and as Blue Cross or BCBS in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.), and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). We also serve customers throughout the country as UniCare. We are licensed to conduct insurance operations in all 50 states through our subsidiaries.

Operating revenue for the year ended December 31, 2010 was $57.8 billion, a decrease of $3.0 billion, or 5%, from the year ended December 31, 2009. The decrease was primarily driven by fully-insured membership declines in our Local Group and National Accounts businesses resulting from the current economic conditions, the conversions of a large municipal account and a large state employer account from fully-insured to self-funded status in April and July 2010, respectively, and certain UniCare members transitioning to Health Care Service Corporation, or HCSC, beginning January 1, 2010. In addition, the sale of our pharmacy benefit management, or PBM, business and the loss of certain 2010 Medicare Part D auto-assigned Low-Income Subsidy, or Part D LIS, membership within our Senior business contributed to the decline in operating revenue. These decreases were partially offset by higher premiums in our Local Group and National Accounts businesses that were necessary to cover expected cost trends. In addition, operating revenue increased in 2010 due to higher Federal Employee Program, or FEP, reimbursements and increased revenue due to membership gains in our Senior Medicare Advantage business.

Net income for the year ended December 31, 2010 was $2.9 billion, a decrease of $1.9 billion, or 39% from the year ended December 31, 2009. The decrease in net income was primarily the result of the after-tax gain on sale of our PBM business in 2009 that was not repeated in 2010, lower operating results in our Other and Consumer Segments during 2010 and increased income taxes excluding the impact of the PBM sale, partially offset by higher operating results in our Commercial segment, a decline in other-than-temporary impairment losses on investments, reduced impairments of goodwill and other intangible assets, and increased realized gains on investments.

Our fully-diluted earnings per share, or EPS, for the year ended December 31, 2010 was $6.94, a decrease of $2.94, or 30% from the year ended December 31, 2009. Our fully-diluted shares for the year ended December 31, 2010 were 415.8 million, a decrease of 64.7 million, or 13% compared to the year ended December 31, 2009. The decrease in EPS resulted primarily from the decrease in net income, partially offset by the impact of the lower number of shares outstanding in 2010 as compared to 2009.

Our results of operations discussed throughout this MD&A are determined in accordance with U.S. generally accepted accounting principles, or GAAP. We also calculate adjusted net income, adjusted EPS and operating gain, which are non-GAAP measures, to further aid investors in understanding and analyzing our core operating results and comparing them period-over-period. Adjusted net income and adjusted EPS exclude realized gains and losses on investments, other-than-temporary losses on investments recognized in income, impairment of other intangible assets and certain other items, if applicable, that we do not consider a part of our core operating results. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of drugs. We use these measures as a basis for evaluating segment performance, allocating resources, setting incentive compensation targets and for forecasting future operating periods. This information is not intended to be considered in isolation or as a substitute for net income or diluted EPS prepared in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. For additional details on operating gain, see our "Results of Operations" discussion within this MD&A. The table below reconciles net income and EPS calculated in accordance with GAAP to adjusted net income and adjusted EPS for the years ended December 31, 2010 and 2009.

	Years Ended December 31			
	2010	2009	Change	% Change
(in millions)				
Net income	$2,887.1	$4,745.9	$(1,858.8)	(39)%
Less(net of tax):				
Gain on sale of PBM, net of tax expense of $0.0 million and $1,431.1 million, respectively	—	2,361.2	(2,361.2)	
Net realized gains on investments, net of tax expense of $68.4 million and $18.8 million, respectively	125.7	37.6	88.1	
Other-than-temporary impairment losses on investments, net of tax benefit of $13.9 million and $157.4 million, respectively	(25.5)	(292.8)	267.3	
2009 restructuring and other charges, net of tax benefit of $0.0 million and $52.4 million, respectively	—	(102.3)	102.3	
Impairment of goodwill and other intangible assets, net of tax benefit of $7.4 million and $76.0 million, respectively	(13.7)	(184.6)	170.9	
Adjusted net income	$2,800.6	$2,926.8	$ (126.2)	(4)%
EPS	$ 6.94	$ 9.88	$ (2.94)	(30)%
Less (net of tax):				
Gain on sale of PBM	—	4.91	(4.91)	
Net realized gains on investments	0.29	0.08	0.21	
Other-than-temporary impairment losses on investments	(0.06)	(0.61)	0.55	
2009 restructuring and other charges	—	(0.21)	0.21	
Impairment of goodwill and other intangible assets	(0.03)	(0.38)	0.35	
Adjusted EPS	$ 6.74	$ 6.09	$ 0.65	11%

As further discussed in Note 4, "Restructuring Activities," to our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Form 10-K, we also incurred certain restructuring charges during 2010 that have been excluded from the 2010 adjusted net income and adjusted EPS reconciliation above as we believe these charges to be ongoing items associated with operational efficiency initiatives for such items as healthcare reform, which have become an integral part of our core operations. The 2009 restructuring and other charges continue to be included in the above reconciliation as we did not consider them part of our core operations at that time.

See "Results of Operations—Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009" included in this MD&A for further discussion of our operating results.

Operating cash flow for the year ended December 31, 2010 was $1.4 billion, and included a $1.2 billion tax payment in March 2010 to the Internal Revenue Service, or IRS, related to the gain we realized on our PBM sale on December 1, 2009. Operating cash flow for the year ended December 31, 2009 was $3.0 billion or 0.6 times net income. The decrease in operating cash flow from 2009 was driven primarily by the $1.2 billion tax payment and increased incentive compensation payments in 2010.

We intend to expand through a combination of organic growth, strategic acquisitions and capital transactions in both existing and new markets. Our growth strategy is designed to enable us to take advantage of additional economies of scale as well as providing us access to new and evolving technologies and products. In addition, we believe geographic and product diversity reduce our exposure to local or regional regulatory, economic and competitive pressures and provides us with increased opportunities for growth. While we have achieved strong growth as a result of strategic mergers and acquisitions, we have also achieved organic growth in our existing markets over time by providing excellent service, offering competitively priced products and effectively capitalizing on the brand strength of the Blue Cross and Blue Shield names and marks.

II. Overview

We manage our operations through three reportable segments: Commercial, Consumer, and Other.

Our Commercial and Consumer segments both offer a diversified mix of managed care products, including preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; traditional indemnity benefits and point-of-service plans, or POS plans; and a variety of hybrid benefit plans including consumer-driven health plans, or CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services.

Our Consumer segment includes Senior, State-Sponsored and Individual businesses. Senior business includes services such as Medicare Advantage, Medicare Part D, and Medicare Supplement, while State-Sponsored business includes our managed care alternatives for Medicaid and State Children's Health Insurance Plan programs. Individual business includes individual customers under age 65 and their covered dependents.

The Other segment includes our Comprehensive Health Solutions business unit, or CHS, that brings together our resources focused on optimizing the quality of health care and cost of care management. CHS included our PBM business until its sale to Express Scripts, Inc., or Express Scripts, on December 1, 2009, and also encompasses provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven personal health care guidance. Our Other segment also contains results from our Federal Government Solutions, or FGS, business. FGS business is comprised of the FEP and National Government Services, Inc., or NGS, which acts as a Medicare contractor in several regions across the nation. Finally, the Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment as defined in Financial Accounting Standards Board, or FASB, guidance for disclosures about segments of an enterprise and related information, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

Our operating revenue consists of premiums, administrative fees and other revenue. Premium revenue comes from fully-insured contracts where we indemnify our policyholders against costs for covered health and life benefits. Administrative fees come from contracts where our customers are self-insured, or where the fee is based on either processing of transactions or a percent of network discount savings realized. Additionally, we earn administrative fee revenues from our Medicare processing business and from other health-related businesses including disease management programs. Other revenue was principally generated from member co-payments and deductibles associated with the mail-order sale of drugs by our PBM business prior to its sale on December 1, 2009.

Our benefit expense primarily includes costs of care for health services consumed by our members, such as outpatient care, inpatient hospital care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected both by unit costs and utilization rates. Unit costs include the cost of outpatient medical procedures per visit, inpatient hospital care per admission, physician fees per office visit and prescription drug prices. Utilization rates represent the volume of consumption of health services and typically vary with the age and health status of our members and their social and lifestyle choices, along with clinical protocols and medical practice patterns in each of our markets. A portion of benefit expense recognized in each reporting period consists of actuarial estimates of claims incurred but not yet paid by us. Any changes in these estimates are recorded in the period the need for such an adjustment arises. While we offer a diversified mix of managed care products, including PPO, HMO, POS and CDHP products, our aggregate cost of care can fluctuate based on a change in the overall mix of these products. We have seen an increase in COBRA coverage within these product offerings that can further impact our cost of care. COBRA is named for the Consolidated Omnibus Budget Reconciliation Act of 1986, which provides unemployed group members with coverage for up to 18 months after losing their job. On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was signed into law. ARRA originally provided for a temporary subsidy of COBRA premiums for individuals that were involuntarily terminated from employment (for reasons other than gross misconduct) between September 1, 2008 and February 28, 2010. The eligibility period was extended twice and ran through May 31, 2010. The COBRA subsidy under ARRA has caused more individuals to elect COBRA coverage.

Beginning January 1, 2010, we began classifying certain claims-related costs, which were historically classified as administrative expenses, as benefit expense to better reflect costs incurred for our members' traditional medical care as well as those expenses which improve our members' health and medical outcomes. These reclassified costs are comprised of expenses incurred for: (i) medical management, including case and utilization management; (ii) health and wellness, including disease management services for such things as diabetes, high-risk pregnancies, congestive heart failure and asthma management and wellness initiatives like weight-loss programs and smoking cessation treatments; and (iii) clinical health policy. These types of claims-related costs ultimately lower our members' cost of care. Prior year amounts have been reclassified to conform to the new presentation.

Our selling expense consists of external broker commission expenses, and generally varies with premium or membership volume. Our general and administrative expense consists of fixed and variable costs. Examples of fixed costs are depreciation, amortization and certain facilities expenses. Other costs are variable or discretionary in nature. Certain variable costs, such as premium taxes, vary directly with premium volume. Other variable costs, such as salaries and benefits, do not vary directly with changes in premium, but are more aligned with changes in membership. The acquisition or loss of a significant block of business would likely impact staffing levels, and thus associate compensation expense. Examples of discretionary costs include professional and consulting expenses and advertising. Other factors can impact our administrative cost structure, including systems efficiencies, inflation and changes in productivity.

Our cost of drugs historically consisted of the amounts we paid to pharmaceutical companies for the drugs we sold via mail order through our PBM and specialty pharmacy companies until the sale of our PBM operations on December 1, 2009. This amount excluded the cost of drugs related to affiliated health customers recorded in benefit expense. Our cost of drugs was influenced by the volume of prescriptions in our PBM business, as well as cost changes, driven by prices set by pharmaceutical companies and the mix of drugs sold. Following the sale of our PBM business to Express Scripts, we no longer record any cost of drugs on our income statement.

Our results of operations depend in large part on our ability to accurately predict and effectively manage health care costs through effective contracting with providers of care to our members and our medical management and health and wellness programs. Several economic factors related to health care costs, such as regulatory mandates of coverage as well as direct-to-consumer advertising by providers and pharmaceutical companies, have a direct impact on the volume of care consumed by our members. The potential effect of escalating health care costs, any changes in our ability to negotiate competitive rates with our providers and any regulatory or market driven restrictions on our ability to obtain adequate premium rates to offset overall inflation in health care costs, including increases in unit costs and utilization resulting from the aging of the population and other demographics, as well as advances in medical technology, may impose further risks to our ability to profitably underwrite our business, and may have a material impact on our results of operations.

Our future results of operations may also be impacted by certain external forces and resulting changes in our business model and strategy. During the first quarter of 2010, the U.S. Congress passed and the President signed into law the Patient Protection and Affordable Care Act, or PPACA, as well as the Health Care and Education Reconciliation Act of 2010, or HCERA, which represent significant changes to the current U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and that most large employers offer coverage to their employees or they will be required to pay a financial penalty. In addition, the new laws encompass certain new taxes and fees, including an excise tax on high premium insurance policies, limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for health plans participating in the Medicare Advantage program over time.

These and other provisions of the new law are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets. We will continue to evaluate the impact of this legislation as additional guidance is made available. For additional discussion, see Part I, Item 1. "Regulation" and Item 1A. "Risk Factors" in this Form 10-K.

In addition, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

During June 2010, we resubmitted our March 2010 Individual market rate filings with the California Department of Insurance, or CDI, and the California Department of Managed Health Care, or CDMHC. We began implementing these rate increases on October 1, 2010. Based on the lower level of rate increases and delayed implementation, we incurred operating losses of approximately $112.0 million on our business in the

California Individual market during 2010. We recently filed proposed premium rate increases with the CDI and CDMHC for 2011 that are targeted to cover our expected cost trends. However, we cannot currently predict when those premium rate increases will be effective and whether the full year premiums will be sufficient to cover claims costs based on membership mix and renewal levels and actual underlying cost trends.

In addition to external forces discussed in the preceding paragraphs, our results of operations are impacted by levels and mix of membership. In recent years, we have experienced membership declines due to unfavorable economic conditions. Given the current economic conditions in the U.S., it is expected that unemployment levels will remain high throughout 2011, which may impact our ability to increase or maintain current membership levels. In addition, we believe the self-insured portion of our group membership base will continue to increase. These membership trends could have a material adverse effect on our future results of operations. Also see Part I, Item 1A. "Risk Factors" in this Form10-K.

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA, is a voluntary association consisting of the state life and health insurance guaranty organizations located throughout the U.S. State life and health insurance guaranty organizations, working together with NOLHGA, provide a safety net for their state's policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The Insurance Commissioner has petitioned the state court for liquidation; however, we do not know when a decision will be made, although we believe it is likely the state court will rule within the next twelve months. In the event that Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through state guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot estimate our net exposure, if any, to this potential insolvency. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our cash flows and results of operations.

III. Significant Events

Senior Credit Facility

On September 30, 2010, we entered into a senior credit facility, or the facility, with certain lenders. The borrowings from the facility, if any, will be used for general corporate purposes. The facility provides credit up to $2.0 billion and matures on September 30, 2013. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. This facility replaced our previous senior credit facility, which provided credit up to $2.4 billion.

Bond Issue

On August 12, 2010, we issued $700.0 million of 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 under our shelf registration statement. We used the proceeds from this debt issuance to repay the remaining outstanding balance of our variable rate senior term loan and for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

Sale of PBM Business

On December 1, 2009, we sold our PBM business to Express Scripts and received $4.7 billion in cash. The pre-tax and after-tax gains on the sale were $3.8 billion and $2.4 billion, respectively. During the first quarter of 2010, we made tax payments of approximately $1.2 billion relating to the PBM sale. We also entered into a 10-year contract for Express Scripts to provide PBM services to our members. We expect this alliance to provide our members with more cost effective solutions as well as access to state-of-the-art PBM services. The results of operations of our PBM business have been included in our consolidated results through November 30, 2009.

Announcement of Member Transition Agreement for UniCare Business

On October 28, 2009, we announced that we entered into a member transition agreement with Health Care Service Corporation, or HCSC, which operates as Blue Cross and Blue Shield in Illinois and Texas. Under this agreement, HCSC offered guaranteed replacement coverage to our UniCare commercial group and individual members in those states. Starting on January 1, 2010, certain of our membership began transitioning to HCSC as a result of this agreement. The member transition agreement did not have a material effect on our consolidated cash flows, financial condition or results of operations.

Acquisition of DeCare Dental, LLC

On April 9, 2009, we completed our acquisition of DeCare Dental, LLC, or DeCare, a wholly-owned subsidiary of DeCare International. DeCare is one of the country's largest administrators of dental benefit plans and provides services directly and through partnerships and administrative agreements with ten dental insurance brands, primarily as a third party administrator. DeCare manages dental benefits and provides our customers with innovative dental products and enhanced customer service.

The acquisition was accounted for using the acquisition method of accounting. Accordingly, the results of operations of DeCare have been included in our consolidated results for periods following April 9, 2009.

Suspension by the Centers for Medicare and Medicaid Services

During 2008, we worked with The Centers for Medicare and Medicaid Services, or CMS, to resolve issues identified as a result of our internal compliance audits and findings from a 2008 CMS audit. Our work included detailed action plans to remediate such findings. In addition, we engaged an independent third party to provide CMS with on-going assessments regarding our compliance, including verification of systems, processes and procedures.

On January 12, 2009, CMS notified us that we were suspended from marketing to and enrolling new members in our Medicare Advantage and Medicare Part D health benefit products until remediation efforts had been fully implemented and confirmed. On September 9, 2009, CMS notified us that the sanctions had been lifted subsequent to our remediation efforts. We began marketing our Medicare Advantage and Medicare Part D products on October 1, 2009 and began enrolling new members on November 15, 2009 for the 2010 contract year. We were not allowed to participate in the auto-enrollment or reassignment of Medicare Part D Low Income Subsidy, or LIS, beneficiaries beginning on October 1, 2008. We worked with CMS to demonstrate that our operations related to the Medicare PartD and LIS programs were corrected. CMS notified us on June 15, 2010 that we were again eligible to enroll LIS beneficiaries beginning July 1, 2010 with an effective date of September 1, 2010.

Use of Capital and Stock Repurchase Program

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock are at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically our common stock repurchase program, discussed below, has been our primary use of capital, and we have not previously paid any cash dividends on our common stock through December 31, 2010.

Under our Board of Directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing market prices, subject to certain restrictions on volume, pricing and timing. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Exchange Act, as amended. During the year ended December 31, 2010, we repurchased and retired approximately 76.7 million shares at an average per share price of $56.86, for an aggregate cost of $4.4 billion. On January 26, October 29 and December 9, 2010, our Board of Directors increased the share repurchase authorization by $3.5 billion, $500.0 million and $125.0 million, respectively. As of December 31, 2010, $148.5 million remained authorized for future repurchases. On February 3, 2011, our Board of Directors increased the share repurchase authorization by $375.0 million. Subsequent to December 31, 2010, we repurchased and retired approximately 2.6 million shares for an aggregate cost of approximately $162.7 million, leaving approximately $360.8 million for authorized future repurchases at February 9, 2011. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares when we believe it is a prudent use of capital.

Tax Resolutions

During the year ended December 31, 2008, we settled disputes with the IRS relating to certain tax years and involving industry issues which we had been discussing with the IRS for several years. For certain years, tax positions have been resolved but the overall tax year may require additional approval from the Joint Committee on Taxation before it can be finalized in total. In addition, tax litigation in the U.S. Tax Court concluded adversely to us during 2008. This adverse decision was appealed. In March, 2010 the Court of Appeals in the Seventh Circuit issued a decision ruling that various payments made to several states in prior years should be deferred tax assets and not a current tax deduction for the year being litigated. The Company is in discussions with the IRS as to the appropriate treatment of the deferred tax assets.

IV. Membership—December 31, 2010 Compared to December 31, 2009

Our medical membership includes seven different customer types: Local Group, Individual, National Accounts, BlueCard, Senior, State-Sponsored and FEP. BCBSA-branded business refers to members in our service, or geographic, areas licensed by the BCBSA. Non-BCBSA-branded business refers to UniCare members predominately outside of our BCBSA service areas.

- Local Group (including UniCare) consists of those employer customers with less than 5% of eligible employees located outside of the headquarter state, as well as customers with more than 5% of eligible employees located outside of the headquarter state with up to 5,000 eligible employees.
- Individual consists of individual customers under age 65 (including UniCare) and their covered dependents.
- National Accounts generally consist of multi-state employer groups primarily headquartered in a WellPoint service area with at least 5% of the eligible employees located outside of the headquarter state and with more than 5,000 eligible employees. Some exceptions are allowed based on broker relationships.
- BlueCard host members represent enrollees of Blue Cross and/or Blue Shield plans not owned by WellPoint who receive health care services in our BCBSA licensed markets. BlueCard membership consists of estimated host members using the national BlueCard program. Host members are generally members who reside in or travel to a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer-sponsored health plan issued by a

non-WellPoint controlled BCBSA licensee (i.e., the "home" plan). We perform certain administrative functions for BlueCard members, for which we receive administrative fees from the BlueCard members' home plans. Other administrative functions, including maintenance of enrollment information and customer service, are performed by the home plan. Host members are computed using, among other things, the average number of BlueCard claims received per month.

- Senior members are Medicare-eligible individual members age 65 and over who have enrolled in Medicare Advantage, a managed care alternative for the Medicare program, who have purchased Medicare Supplement benefit coverage, some disabled under 65, or all ages with End Stage Renal Disease.
- State-Sponsored membership represents eligible members with State-Sponsored managed care alternatives in Medicaid and State Children's Health Insurance Plan programs.
- FEP members consist of United States government employees and their dependents within our geographic markets through our participation in the national contract between the BCBSA and the U.S. Office of Personnel Management.

In addition to reporting our medical membership by customer type, we report by funding arrangement according to the level of risk that we assume in the product contract. Our two funding arrangement categories are fully-insured and self-funded. Fully-insured products are products in which we indemnify our policyholders against costs for health benefits. Self-funded products are offered to customers, generally larger employers, who elect to retain most or all of the financial risk associated with their employees' health care costs. Some self-funded customers choose to purchase stop-loss coverage to limit their retained risk.

The following table presents our medical membership by customer type, funding arrangement and reportable segment as of December 31, 2010 and 2009. Also included below are other membership data by product. The medical membership and other businesses' metrics presented are unaudited and in certain instances include estimates of the number of members represented by each contract at the end of the period.

	December 31			
(In thousands)	2010	2009	Change	% Change
Medical Membership				
Customer Type				
Local Group	15,216	15,643	(427)	(3)%
Individual	1,905	2,131	(226)	(11)
National:				
National Accounts	7,029	6,813	216	3
BlueCard	4,711	4,744	(33)	(1)
Total National	11,740	11,557	183	2
Senior	1,259	1,215	44	4
State-Sponsored	1,756	1,733	23	1
FEP	1,447	1,391	56	4
Total medical membership by customer type	33,323	33,670	(347)	(1)
Funding Arrangement				
Self-Funded	19,590	18,236	1,354	7
Fully-Insured	13,733	15,434	(1,701)	(11)
Total medical membership by funding arrangement	33,323	33,670	(347)	(1)
Reportable Segment				
Commercial	26,959	27,356	(397)	(1)
Consumer	4,917	4,923	(6)	—
Other	1,447	1,391	56	4
Total medical membership by reportable segment	33,323	33,670	(347)	(1)
Other Membership				
Behavioral health	23,963	22,965	998	4
Life and disability	5,201	5,393	(192)	(4)
Dental	4,007	4,284	(277)	(6)
Managed dental[1]	4,272	3,949	323	8
Vision	3,508	3,088	420	14
Medicare Part D	1,248	1,509	(261)	(17)

[1] Managed dental membership includes members for which we provide administrative services only.

Medical Membership

During the twelve months ended December 31, 2010, total medical membership decreased 347,000, or 1%, primarily due to decreases in Local Group (including UniCare) and Individual non-BCBSA-branded membership resulting from the transition of certain UniCare members to HCSC beginning January 1, 2010. These declines were partially offset by increases in our National Accounts, FEP, Senior and State Sponsored membership.

Self-funded medical membership increased 1,354,000, or 7%, primarily due to the conversions from fully-insured to self-funded status of both a large municipal account and a large state employer account in April and July 2010, respectively, and an increase in self-funded National Accounts membership driven by additional sales, partially offset by declines in self-funded non-BCBSA branded Local Group membership.

Fully-insured membership decreased 1,701,000 members, or 11%, primarily due to the conversions from fully-insured to self-funded status of both a large municipal account and a large state employer account in April and July 2010, respectively, the transition of certain UniCare members to HCSC (both Local Group and Individual membership) and declines in fully-insured Local Group membership driven by lapses.

Local Group membership decreased 427,000, or 3%, primarily due to membership declines in our non-BCBSA-branded membership, including the impact of the transition of certain UniCare members to HCSC, and a decline in BCBSA-branded business associated with the unfavorable economic conditions.

Individual membership decreased 226,000, or 11%, primarily due to the transition of certain UniCare members to HCSC.

National Accounts membership increased 216,000, or 3%, primarily driven by additional sales, reflective of our extensive and cost-effective provider networks and a broad and innovative product portfolio, and favorable in-group enrollment changes in several large accounts. These increases were partially offset by lapses due to the unfavorable economic conditions.

BlueCard membership decreased 33,000, or 1%, primarily due to decreased utilization by other BCBSA licensee members who reside in or travel to our licensed areas.

Senior membership increased 44,000, or 4%, primarily due to increases in our Medicare Advantage plans, partially offset by lower membership in our Medicare Supplement plans.

State-Sponsored membership increased 23,000, or 1%, primarily due to growth in Virginia, South Carolina, Wisconsin and Indiana, partially offset by lower membership in California resulting from product changes and competition.

FEP membership increased 56,000, or 4%, following the 2010 open enrollment period.

Other Membership

Our Other products are often ancillary to our health business, and can therefore be impacted by corresponding changes in our medical membership.

Behavioral health membership increased 998,000, or 4%, primarily due to new sales to several major accounts, partially offset by higher unemployment resulting from the current economic conditions.

Life and disability membership decreased 192,000, or 4%, primarily due to the transition of certain UniCare members to HCSC beginning January 1, 2010. Life and disability products are generally offered as a part of Commercial medical fully-insured membership sales.

Dental membership decreased 277,000, or 6%, primarily due to lapses and net unfavorable in-group enrollment changes due to the current economic conditions and the transition of certain UniCare members to HCSC.

Managed dental membership increased 323,000, or 8%, primarily due to new sales to two large accounts.

Vision membership increased 420,000, or 14%, primarily due to strong sales and market penetration of our Blue View vision product within the Local Group markets and embedding of vision benefits in certain of our Consumer products, partially offset by the transition of certain UniCare members to HCSC and lapses.

Medicare Part D membership decreased 261,000, or 17%, primarily reflecting the loss of certain 2010 Part D LIS membership.

V. Cost of Care

The following discussion summarizes our aggregate underlying cost of care trends for the rolling 12 months ended December 31, 2010 for our Local Group fully-insured business only. As previously discussed, these costs are influenced by our mix of managed care products, including PPO, HMO, POS and CDHP products, in addition to changes in the unit costs and utilization levels.

Our cost of care trends are calculated by comparing the year-over-year change in average per member per month claim costs, including member co-payments and deductibles. While our cost of care trend varies by geographic location, based on underlying medical cost trends we estimate that our aggregate cost of care trend was between 6.0% and 6.5% for the full year of 2010.

Overall, our medical cost trend was driven more by unit cost than utilization. Inpatient hospital trend was in the very high single digit range and was primarily related to increases in cost per admission. Primary contributors to unit cost trends include elevated average case acuity (intensity) as well as negotiated rate increases with hospitals. We are continually working to lower cost trends as we negotiate with hospitals. We remain committed to optimizing our reimbursement rates and strategies to help address the cost pressures faced by employers and consumers. Inpatient admission counts per thousand members were lower than prior year; however, inpatient day counts per thousand members were slightly higher. As a result, the average length of inpatient stays increased slightly compared to prior year levels. Clinical management and re-contracting efforts are in place to help mitigate the inpatient trend. Focused review efforts continue in key areas, including inpatient behavioral health stays and spinal surgery cases, among others. Additionally, we have introduced new programs related to readmission management, focused utilization management at high costs facilities, and post-discharge follow-up care.

Outpatient trend was in the high single digit range and was 85% cost driven and 15% utilization driven. Outpatient costs are a collection of different types of expenses, such as outpatient facilities, labs, x-rays, emergency room, and occupational and physical therapy. Per visit costs are still the largest contributor to overall outpatient trend, influenced largely by price increases within certain provider contracts. Outpatient utilization (visits per thousand members) was only slightly higher than the prior year. We continue to work with vendors and providers to help optimize site of service decisions including key areas such as emergency room vs. urgent care, laboratory service location (hospital vs. free-standing lab), and surgery settings (hospital vs. ambulatory surgical center). Continued expansion and optimization of our utilization management programs is also serving to moderate trend. Additionally, we continued to see the positive impact of incorporating the technology of our American Imaging Management, Inc., or AIM, subsidiary. This is allowing us to achieve greater efficiencies in the high trend area of radiology, ensuring that consumers receive the quality tests they need. Leveraging AIM's platform and expertise in areas such as nuclear cardiology management, specialty pharmacy reviews and myocardial perfusion imaging is aiding our efforts to mitigate trend increases.

Physician services trend was in the low-to-mid single digit range and was 55% cost driven and 45% utilization driven. Increases in the physician care category were partially driven by contracting changes. We continue to collaborate with physicians to improve quality of care through pay-for-performance programs.

Pharmacy trend was in the mid single digit range and was 70% unit cost (cost per prescription) related and 30% utilization (prescriptions per member per year) driven. Recent inflation in the average wholesale price of drugs is applying upward pressure to the overall cost per prescription as is the increased use of specialty drugs. Specialty drugs, also known as biotech drugs, are generally higher cost and are being utilized more frequently. The increase in cost per prescription measures were mitigated by favorable unit cost pricing resulting from our Express Scripts transaction, increases in our generic usage rates and benefit plan design changes. We are continuously evaluating our drug formulary to ensure the most effective pharmaceutical therapies are available to our members.

In response to cost trends, we continue to pursue contracting and plan design changes, promote and implement performance-based contracts that reward clinical outcomes and quality, and expand our radiology management, disease management and advanced care management programs. We are taking a leadership role in the area of payment reform, having introduced a number of new reimbursement models throughout 2010. We are currently working with three provider organizations in Accountable Care Organization pilot programs. These programs are designed to enhance coordination of care throughout the health system, appropriately align incentives and encourage responsibility among patients, payors and providers to enhance member health outcomes. We are also advancing ten patient-centered medical home programs in eight of our states to help modernize and increase the scope of the primary care practices throughout our markets. Early assessment of these programs demonstrates a favorable impact to the quality and cost of health care, and we will continue evaluating their results over the next few years.

Additionally, our Resolution Health, Inc., or RHI, subsidiary is allowing us to fully integrate their suite of products aimed to improve health care quality and reduce health care costs. As an example, My Health Advantage is an RHI product that uses market-leading technology to analyze medical claims, pharmacy claims, lab results, benefit plan information and personal health information to identify opportunities to help close gaps between recommended care and the care that members actually receive. Furthermore, the sale of our PBM business and the resulting strategic alliance with Express Scripts is bringing with it greater capabilities and resources, allowing members to leverage more cost-effective solutions and state-of-the-art PBM services.

VI. Results of Operations—Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Our consolidated results of operations for the years ended December 31, 2010 and 2009 are discussed in the following section.

	Years Ended December 31			
(In millions, except per share data)	2010	2009	$ Change	% Change
Premiums	$53,973.6	$56,382.0	$(2,408.4)	(4)%
Administrative fees	3,833.7	3,840.3	(6.6)	—
Other revenue	36.5	606.3	(569.8)	(94)
Total operating revenue	57,843.8	60,828.6	(2,984.8)	(5)
Net investment income	803.3	801.0	2.3	—
Gain on sale of business	—	3,792.3	(3,792.3)	(100)
Net realized gains on investments	194.1	56.4	137.7	NM[1]
Other-than-temporary impairment losses on investments:				
Total other-than-temporary impairment losses on investments	(70.8)	(538.4)	467.6	87
Portion of other-than-temporary impairment losses recognized in other comprehensive income	31.4	88.2	(56.8)	(64)
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	410.8	91
Total revenues	58,801.8	65,028.1	(6,226.3)	(10)
Benefit expense	44,926.9	47,119.8	(2,192.9)	(5)
Selling, general and administrative expense:				
Selling expense	1,610.3	1,685.5	(75.2)	(4)
General and administrative expense	7,229.1	7,424.9	(195.8)	(3)
Total selling, general and administrative expense	8,839.4	9,110.4	(271.0)	(3)
Cost of drugs	—	419.0	(419.0)	(100)
Interest expense	418.9	447.4	(28.5)	(6)
Amortization of other intangible assets	241.7	266.0	(24.3)	(9)
Impairment of goodwill and other intangible assets	21.1	262.5	(241.4)	(92)
Total expenses	54,448.0	57,625.1	(3,177.1)	(6)
Income before income tax expense	4,353.8	7,403.0	(3,049.2)	(41)
Income tax expense	1,466.7	2,657.1	(1,190.4)	(45)
Net income	$ 2,887.1	$ 4,745.9	$(1,858.8)	(39)
Average diluted shares outstanding	415.8	480.5	(64.7)	(13)
Diluted net income per share	$ 6.94	$ 9.88	$ (2.94)	(30)
Benefit expense ratio[2]	83.2%	83.6%		(40)bp[3]
Selling, general and administrative expense ratio[4]	15.3%	15.0%		30bp[3]
Income before income taxes as a percentage of total revenue	7.4%	11.4%		(400)bp[3]
Net income as a percentage of total revenue	4.9%	7.3%		(240)bp[3]

Certain of the following definitions are also applicable to all other results of operations tables in this discussion:

1 NM = Not meaningful
2 Benefit expense ratio = Benefit expense ÷ Premiums.
3 bp = basis point; one hundred basis points = 1%.
4 Selling, general and administrative expense ratio = Total selling, general and administrative expense ÷ Total operating revenue.

Premiums decreased $2.4 billion, or 4%, to $54.0 billion in 2010, primarily due to fully-insured membership declines in our Local Group and National Accounts businesses resulting from the unfavorable economic conditions, the conversions of a large municipal account and a large state employer account from fully-insured to self-funded status in April and July 2010, respectively, certain UniCare members transitioning to HCSC beginning January 1, 2010 and the loss of a portion of the 2010 Part D LIS membership within our Senior business. The decrease in premiums related to the conversions of the large municipal account and large state employer account was largely offset by a comparable reduction of benefit expense, as further described below. These decreases in premiums were partially offset by higher premiums that were necessary to cover expected cost trends, increased reimbursement in the FEP program and increased membership in our Senior Medicare Advantage business.

Administrative fees decreased $6.6 million, or less than 1%, to $3.8 billion in 2010, primarily due to reductions of certain PBM related revenues earned in 2009 which are not reflected in 2010 due to the sale of our PBM in December 2009 and lower revenues in our NGS Medicare business, partially offset by increased revenue in our self-funded National Accounts business resulting from both membership and rate increases.

The majority of other revenue was historically comprised of co-payments and deductibles associated with the sale of mail-order prescription drugs by our PBM companies. The decline in other revenue is due to the sale of our PBM business in December 2009. Accordingly, our operating results do not reflect other revenue for this business in 2010, and other revenue of $36.5 million recorded in 2010 is primarily associated with miscellaneous activities.

Net investment income increased $2.3 million, or less than 1%, to $803.3 million in 2010, primarily resulting from dividends of $30.0 million received in 2010 related to one of our cost method investments and increased income from equity method investments, partially offset by lower yields earned on short-term and fixed maturity investments.

Gain on sale of business recognized in 2009 resulted from the sale of our PBM business to Express Scripts in December 2009.

A summary of our net realized gains (losses) on investments for the years ended December 31, 2010 and 2009 is as follows:

	Years Ended December 31		
	2010	2009	$ Change
(In millions)			
Net realized gains on investments			
Net realized gains from the sale of fixed maturity securities	$229.0	$ 22.8	$206.2
Net realized (losses) gains from the sale of equity securities	(23.7)	35.0	(58.7)
Other net realized losses on investments	(11.2)	(1.4)	(9.8)
Net realized gains on investments	194.1	56.4	137.7
Other-than-temporary impairment losses recognized in income			
Other-than-temporary impairment losses—equity securities	(15.0)	(232.6)	217.6
Other-than-temporary impairment losses—fixed maturity securities	(24.4)	(217.6)	193.2
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	410.8
Net realized gains on investments and other-than-temporary impairment losses recognized in income	$154.7	$(393.8)	$548.5

Net realized gains on investments increased in 2010 primarily due to increased gains from the sale of fixed maturity securities, partially offset by increased net realized losses from equity securities.

Other-than-temporary impairment losses recognized in income decreased in 2010. Other-than-temporary impairment losses recognized in income in 2009 were related to both impairment of fixed maturity securities, primarily from credit related events, and impairment of equity securities due to declines in stock prices. There was no individually significant other-than-temporary impairment of investments by issuer during the years ended December 31, 2010 or 2009. For a discussion of our investment impairment review process, see "Critical Accounting Policies and Estimates" within this MD&A.

Benefit expense decreased $2.2 billion, or 5%, to $44.9 billion in 2010, primarily due to the conversions of a large municipal account and a large state employer account from fully-insured to self-funded status in April and July 2010, respectively, fully-insured membership declines in our Local Group and National Accounts business, certain UniCare members transitioning to HCSC beginning January 1, 2010 and the loss of a portion of the 2010 Part D LIS membership within our Senior business. These decreases were partially offset by increases in benefit costs in our Local Group BCBSA-branded business, which were driven primarily by higher unit costs. In addition, our Senior Medicare Advantage and FEP businesses both experienced increased benefit costs. The Medicare Advantage and FEP related increases in benefit expense were due to both higher membership and unit costs. We receive reimbursement for FEP costs plus a fee.

In 2010, we lowered our targeted margin for adverse deviation in our medical claims payable balance from the high single digit range to the mid-to-upper single digit range. This resulted in a reduction of benefit expense of $67.7 million in 2010. In addition, we recognized $247.0 million of higher than expected reserve releases during 2010 compared to $262.0 million in 2009. For additional discussion about our medical claims reserving methodologies, see "Critical Accounting Policies and Estimates" within this MD&A.

Our benefit expense ratio decreased 40 basis points to 83.2% in 2010, due to improvements in our Commercial segment, partially offset by increases in our Consumer segment. Improvements in the Commercial segment were primarily related to our Local Group BCBSA-branded business, which reflected disciplined pricing and lower flu-related costs, year over year, and a positive impact from the change in reserves discussed above. Our Consumer segment increases were related to benefit costs in our Senior Medicare Advantage business due to the reduction in federal reimbursement rates for 2010, and a less favorable impact from the change in reserves described above.

Selling, general and administrative expense decreased $271.0 million, or 3%, to $8.8 billion in 2010. Our selling, general and administrative expense decreased due to lower base compensation costs, premium taxes and other fees, advertising expenses, selling expenses and other operating expenses, partially offset by increases in incentive compensation expenses, outside services costs and asset impairments. Our 2010 general and administrative expenses also no longer include the administrative expenses formerly incurred by our PBM business.

As further described in Note 4, "Restructuring Activities," to our audited financial statements as of and for the year ended December 31, 2010 included in this Form 10-K, we recorded restructuring costs for severance, asset impairments and other exit costs of $140.9 million and $171.6 million during 2010 and 2009, respectively, which are included in selling, general and administrative expense described above.

While our selling, general and administrative expense decreased, our selling, general and administrative expense ratio increased 30 basis points to 15.3% in 2010, primarily due to a decline in operating revenue, increased incentive compensation costs, outside services costs and asset impairments, partially offset by lower base compensation costs and premium taxes and other fees.

Cost of drugs sold decreased $419.0 million, or 100%, due to no PBM activity in 2010 as compared to 2009. These cost of drugs sold were associated with other revenue generated from mail order sales of drugs. Following the sale of our PBM business, we do not record any cost of drugs on our income statement as we no longer market and sell prescription drugs.

Interest expense decreased $28.5 million, or 6%, to $418.9 million in 2010, primarily due to lower average debt balances and lower short-term rates on floating rate debt.

Amortization of other intangible assets decreased $24.3 million, or 9%, to $241.7 million in 2010, primarily due to reduced balances of certain amortizable intangible assets acquired in prior years.

Impairment of goodwill and other intangible assets decreased $241.4 million, or 92%, to $21.1 million in 2010. In the first quarter of 2010, we recognized an impairment charge of $21.1 million for certain intangible assets associated with the UniCare provider networks, due to a decision we made to transfer certain membership to an alternative network. During the third and fourth quarters of 2009 we identified and recorded pre-tax impairment charges relating to our UniCare trade names of $262.5 million, the majority of which was driven by the loss of certain 2010 Part D LIS membership.

Income tax expense decreased $1.2 billion, or 45%, to $1.5 billion in 2010. This decrease was essentially due to lower income before income tax expense in 2010 as compared to 2009, primarily due to the gain on sale from our PBM business recorded in 2009. The effective tax rates in 2010 and 2009 were 33.7% and 35.9%, respectively, but the decline in effective rates did not have a material impact on the lower overall income tax expense. The decrease in effective tax rates resulted primarily from the impact of the PBM sale in 2009 which produced a higher effective tax rate.

The factors noted above led to net income as a percentage of total revenue decreasing 240 basis points to 4.9% in 2010 as compared to 2009. Excluding the gain on sale in 2009, our net income as a percentage of total revenue was 3.9% in 2009.

Reportable Segments

We use operating gain to evaluate the performance of our reportable segments, which are Commercial, Consumer and Other. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of drugs. It does not include net investment income, gain on sale of business, net realized gains/losses on investments, other-than-temporary impairment losses recognized in income, interest expense, amortization of other intangible assets, impairment of goodwill and other intangible assets or income taxes, as these items are managed in a corporate shared service environment and are not the responsibility of operating segment management. For additional information, see Note 20, "Segment Information," to our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Form 10-K. The discussions of segment results for the years ended December 31, 2010 and 2009 presented below are based on operating gain, as described above, and operating margin, which is calculated as operating gain divided by operating revenue. Our definitions of operating gain and operating margin may not be comparable to similarly titled measures reported by other companies.

Commercial

Our Commercial segment's summarized results of operations for the years ended December 31, 2010 and 2009 are as follows:

	Years Ended December 31			
	2010	**2009**	**$ Change**	**% Change**
(In millions)				
Operating revenue	$34,662.6	$37,363.4	$(2,700.8)	(7)%
Operating gain	$ 3,085.7	$ 2,430.3	$ 655.4	27%
Operating margin	8.9%	6.5%		240bp

Operating revenue decreased $2.7 billion, or 7%, to $34.7 billion in 2010, primarily due to the conversions of a large municipal account and state employer account from fully-insured to self-funded status during 2010. Operating revenue also decreased due to fully-insured membership declines in our Local Group BCBSA-branded business and National Accounts business due to unfavorable economic conditions. In addition, operating revenue decreased due to certain UniCare members transitioning to HCSC beginning January 1, 2010. These decreases were partially offset by higher premiums that were necessary to cover expected cost trend, increased revenue in our self-funded National Accounts and Local Group businesses and managed dental administrative revenues.

Operating gain increased $655.4 million, or 27%, to $3.1 billion in 2010 primarily due to higher margins in our Local Group BCBSA-branded business, partially offset by fully insured membership declines. The higher margins in our Local Group BCBSA-branded business reflected higher premiums necessary to cover cost trend and lower than expected medical costs, due primarily to lower than expected utilization and lower flu-related costs. The operating gain also improved approximately $99.0 million due to additional favorable reserve releases in 2010 as compared to 2009.

The factors above led to an operating margin in 2010 of 8.9%, a 240 basis point increase over 2009.

Consumer

Our Consumer segment's summarized results of operations for the years ended December 31, 2010 and 2009 are as follows:

	Years Ended December 31			
(In millions)	2010	2009	$ Change	% Change
Operating revenue	$16,092.6	$16,141.8	$ (49.2)	—%
Operating gain	$ 1,000.6	$ 1,279.7	$(279.1)	(22)%
Operating margin	6.2%	7.9%		(170)bp

Operating revenue decreased $49.2 million, or less than 1%, to $16.1 billion in 2010, primarily due to our loss of certain 2010 Part D LIS membership and, to a lesser degree, lower membership in our Individual and Medicare Supplement businesses and a change during 2010 in the provider of pharmacy benefits for the Indiana Medicaid program included in our State-Sponsored programs. These decreases were partially offset by increases in our Medicare Advantage business due to higher membership.

Operating gain decreased $279.1 million, or 22%, to $1.0 billion in 2010, primarily due to lower operating gain in our Medicare Advantage business due to the reduction in federal reimbursement rates for 2010 and overall higher administrative costs, which included asset impairments. Approximately $46.0 million of the decline was due to lower favorable reserve releases in 2010 as compared to 2009. These operating gain declines were partially offset by improved results in our Medicare Part D and Medicare Supplement businesses.

The factors above led to an operating margin in 2010 of 6.2%, a 170 basis point decrease from 2009.

Other

Our summarized results of operations for our Other segment for the years ended December 31, 2010 and 2009 are as follows:

	Years Ended December 31			
(In millions)	2010	2009	$ Change	% Change
Operating revenue	$7,088.6	$7,323.4	$(234.8)	(3)%
Operating (loss) gain	$ (8.8)	$ 469.4	$(478.2)	NM[1]

Operating revenue decreased $234.8 million, or 3%, to $7.1 billion in 2010, primarily due to the sale of the PBM business on December 1, 2009 and lower administrative fees in our NGS Medicare business, partially offset by growth in our FEP business.

Operating gain decreased $478.2 million to an operating loss of $8.8 million in 2010, primarily due to the sale of the PBM business on December 1, 2009 and higher unallocated operating expenses.

VII. Membership—December 31, 2009 Compared to December 31, 2008

The following table presents our medical membership by customer type, funding arrangement and reportable segment as of December 31, 2009 and 2008. Also included below are other businesses' key metrics, including prescription volume for our PBM companies and other membership data by product. The medical membership and other businesses' metrics presented are unaudited and in certain instances include estimates of the number of members represented by each contract at the end of the period.

	December 31			
	2009	2008	Change	% Change
(In thousands)				
Medical Membership				
Customer Type				
Local Group	15,643	16,632	(989)	(6)%
Individual	2,131	2,272	(141)	(6)
National				
National Accounts	6,813	6,720	93	1
BlueCard	4,744	4,736	8	—
Total National	11,557	11,456	101	1
Senior	1,215	1,304	(89)	(7)
State-Sponsored	1,733	1,992	(259)	(13)
FEP	1,391	1,393	(2)	—
Total medical membership by customer type	33,670	35,049	(1,379)	(4)
Funding Arrangement				
Self-Funded	18,236	18,520	(284)	(2)
Fully-Insured	15,434	16,529	(1,095)	(7)
Total medical membership by funding arrangement	33,670	35,049	(1,379)	(4)
Reportable Segment				
Commercial	27,356	28,304	(948)	(3)
Consumer	4,923	5,352	(429)	(8)
Other	1,391	1,393	(2)	—
Total medical membership by reportable segment	33,670	35,049	(1,379)	(4)
Other Membership				
Behavioral health	22,965	23,568	(603)	(3)
Life and disability	5,393	5,477	(84)	(2)
Dental[1]	4,284	4,560	(276)	(6)
Managed dental[1]	3,949	—	3,949	NM[2]
Vision	3,088	2,614	474	18
Medicare Part D	1,509	1,870	(361)	(19)
PBM Prescription Volume Paid (Year-to-Date)[3]				
Retail Scripts	217,382	240,983	(23,601)	(10)
Mail Order Scripts[4]	23,849	25,981	(2,132)	(8)
Specialty Pharmacy Scripts	738	687	51	7
Total Paid Scripts	241,969	267,651	(25,682)	(10)

1 Dental membership as of December 31, 2009 includes DeCare members not included in managed dental membership, which were acquired on April 9, 2009. Managed dental membership includes members acquired through the DeCare acquisition for which we provide administrative services only.

2 NM = Not meaningful.

3 PBM business was sold to Express Scripts on December 1, 2009 resulting in eleven months of PBM volume reported for 2009.

4 Mail order scripts generally cover a 60 or 90 day supply with a weighted average supply of 86 days. The mail order script volume shown in the above table has been adjusted to reflect a 30 day supply.

Medical Membership

During the twelve months ended December 31, 2009, total medical membership decreased 1,379,000, or 4%, primarily due to decreases in Local Group (including UniCare), State-Sponsored, Individual and Senior businesses, partially offset by increases in our National Accounts membership. The majority of the decline was in our Local Group business and primarily reflects lapses and net unfavorable in-group change caused by higher unemployment resulting from the current economic downturn partially offset by new sales. In-group enrollment change represents membership changes within a group that still remains our customer.

Self-funded medical membership decreased 284,000, or 2%, primarily due to declines in self-funded Local Group membership resulting from lapses and net unfavorable in-group change caused by higher unemployment and withdrawal from the Connecticut Medicaid program, partially offset by an increase in self-funded National Account membership resulting from additional sales and ongoing conversions to self-funded arrangements.

Fully-insured membership decreased by 1,095,000 members, or 7%, primarily due to declines in fully-insured Local Group membership resulting from lapses and net unfavorable in-group enrollment change caused by higher unemployment partially offset by new sales, reduced Individual membership, partially caused by the current economic downturn, lower membership in certain California State-Sponsored programs and ongoing conversions to self-funded arrangements.

Local Group membership decreased 989,000, or 6%, primarily due to membership declines in our BCBSA-branded business, and to a lesser extent, our UniCare business. These declines were primarily related to lapses and net unfavorable in-group enrollment changes associated with the current economic downturn partially offset by new sales. Certain of our UniCare members began transitioning to HCSC on January 1, 2010.

Individual membership decreased 141,000, or 6%, due to competitive pricing pressures and overall economic conditions. This decline was weighted slightly more toward our BCBSA-branded business, but was also driven by UniCare. Certain of our UniCare members began transitioning to HCSC on January 1, 2010.

National Accounts membership increased 93,000, or 1%, primarily driven by additional sales, reflective of our extensive and cost-effective provider networks and a broad and innovative product portfolio. These increases were partially offset by lapses and net unfavorable in-group enrollment changes due to the current economic downturn.

BlueCard membership increased 8,000, or less than 1%, primarily due to increased utilization by other BCBSA licensee members who reside in or travel to our licensed areas.

Senior membership decreased 89,000, or 7%, primarily due to the loss of membership from product portfolio changes implemented in 2009 for certain Medicare Advantage plans, including withdrawal from selected plans and lower membership in Medicare Supplement.

State-Sponsored membership decreased 259,000, or 13%, primarily due to our strategic withdrawal from the Connecticut and Nevada Medicaid programs and certain California State-Sponsored programs partially offset by growth in Indiana as a competitor exited the state.

Other Membership

Our Other products are often ancillary to our health business, and can therefore be impacted by corresponding changes in our medical membership.

Behavioral health membership decreased 603,000, or 3%, primarily due to higher unemployment resulting from the current economic downturn, partially offset by growth in certain products.

Life and disability membership decreased 84,000, or 2%, primarily due to lapses and net unfavorable in-group enrollment changes associated with the current economic downturn and increasing unemployment. Life and disability products are generally offered as a part of Commercial medical fully-insured membership sales.

Dental membership decreased 276,000, or 6%, primarily due to net unfavorable in-group enrollment changes and lapses due to the current economic downturn, partially offset by new sales to several groups and members acquired with DeCare on April 9, 2009.

Managed dental membership increased 3,949,000 reflecting our acquisition of DeCare on April 9, 2009.

Vision membership increased 474,000, or 18%, primarily due to continued sales and market penetration of our Blue View vision product, partially offset by lapses and net unfavorable in-group changes.

Medicare Part D membership decreased 361,000, or 19%, as the CMS sanctions prevented us from capturing sales from new business to offset declines, including those from normal attrition.

PBM Prescription Volume

PBM prescription volume was completely transferred to Express Scripts as a result of the sale of our PBM business to Express Scripts on December 1, 2009. For the eleven months ended November 30, 2009 as compared to November 30, 2008, prescription volume decreased 2,009,000, or 1%, primarily due to a decrease in retail scripts resulting from lower membership driven by the current economic conditions and the exit from a joint venture in the Northeast. The declines were partially offset by increases in script volume as our PBM business began servicing approximately one million members transferred from an outside vendor on January 1, 2009.

VIII. Results of Operations—Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Our consolidated results of operations for the years ended December 31, 2009 and 2008 are discussed in the following section.

(In millions, except per share data)	Years Ended December 31 2009	2008	$ Change	% Change
Premiums	$56,382.0	$57,101.0	$ (719.0)	(1)%
Administrative fees	3,840.3	3,836.6	3.7	—
Other revenue	606.3	641.6	(35.3)	(6)
Total operating revenue	60,828.6	61,579.2	(750.6)	(1)
Net investment income	801.0	851.1	(50.1)	(6)
Gain on sale of business	3,792.3	—	3,792.3	NM[1]
Net realized gains on investments	56.4	28.7	27.7	NM[1]
Other-than-temporary impairment losses on investments:				
Total other-than-temporary impairment losses on investments	(538.4)	(1,207.9)	669.5	NM[1]
Portion of other-than-temporary impairment losses recognized in other comprehensive income	88.2	—	88.2	NM[1]
Other-than-temporary impairment losses recognized in income	(450.2)	(1,207.9)	757.7	NM[1]
Total revenues	65,028.1	61,251.1	3,777.0	6
Benefit expense	47,119.8	48,265.7	(1,145.9)	(2)
Selling, general and administrative expense:				
Selling expense	1,685.5	1,778.4	(92.9)	(5)
General and administrative expense	7,424.9	6,718.8	706.1	11
Total selling, general and administrative expense	9,110.4	8,497.2	613.2	7
Cost of drugs	419.0	468.5	(49.5)	(11)
Interest expense	447.4	469.8	(22.4)	(5)
Amortization of other intangible assets	266.0	286.1	(20.1)	(7)
Impairment of goodwill and other intangible assets	262.5	141.4	121.1	86
Total expenses	57,625.1	58,128.7	(503.6)	(1)
Income before income tax expense	7,403.0	3,122.4	4,280.6	137
Income tax expense	2,657.1	631.7	2,025.4	NM[1]
Net income	$ 4,745.9	$ 2,490.7	$ 2,255.2	91
Average diluted shares outstanding	480.5	523.0	(42.5)	(8)
Diluted net income per share	$ 9.88	$ 4.76	$ 5.12	108
Benefit expense ratio[2]	83.6%	84.5%		(90)bp[3]
Selling, general and administrative expense ratio[4]	15.0%	13.8%		120bp[3]
Income before income taxes as a percentage of total revenue	11.4%	5.1%		630bp[3]
Net income as a percentage of total revenue	7.3%	4.1%		320bp[3]

Certain of the following definitions are also applicable to all other results of operations tables in this discussion:

1 NM = Not meaningful
2 Benefit expense ratio = Benefit expense ÷ Premiums.
3 bp = basis point; one hundred basis points = 1%.
4 Selling, general and administrative expense ratio = Total selling, general and administrative expense ÷ Total operating revenue.

Premiums decreased $719.0 million, or 1%, to $56.4 billion in 2009, primarily due to fully-insured membership declines across our Commercial and Consumer businesses resulting from the current economic conditions, as well as our strategic withdrawal from certain State-Sponsored programs. These decreases were partially offset by premium rate increases for all medical lines of business and increased reimbursement in the FEP program.

Administrative fees remained level at $3.8 billion in 2009, primarily due to increased pricing in our Local Group self-funded business, self-funded membership growth in National Accounts, revenue from DeCare following the acquisition, offset by the impact of our withdrawal from the Connecticut Medicaid program.

Other revenue is comprised principally of co-payments and deductibles associated with the sale of mail-order prescription drugs by our PBM companies, which provided services to members of our Commercial and Consumer segments and third party clients. Other revenue decreased $35.3 million, or 6%, to $606.3 million in 2009, primarily due to one less month of PBM revenue as compared to 2008, resulting from the sale of our PBM business to Express Scripts on December 1, 2009 and decreased mail order script volume from third parties prior to the sale, partially offset by proceeds from the UniCare member transition agreement with HCSC and DeCare revenues following the acquisition of DeCare on April 9, 2009.

Net investment income decreased $50.1 million, or 6%, to $801.0 million in 2009, primarily resulting from reduced investment balances, prior to the receipt of the PBM sale proceeds, and lower yields on short-term investments.

Gain on sale of business of $3.8 billion represents the pre-tax gain on the sale of our PBM business to Express Scripts. We received $4.7 billion in cash.

A summary of our net realized gains (losses) on investments for the years ended December 31, 2009 and 2008 is as follows:

	Years Ended December 31		
(In millions)	**2009**	**2008**	**$ Change**
Net realized gains on investments			
Net realized gains (losses) from the sale of fixed maturity securities	$ 22.8	$ (46.9)	$ 69.7
Net realized gains from the sale of equity securities	35.0	28.3	6.7
Other net realized (losses) gains on investments	(1.4)	47.3	(48.7)
Net realized gains on investments	56.4	28.7	27.7
Other-than-temporary impairment losses recognized in income			
Other-than-temporary impairment losses—equity securities	(232.6)	(728.1)	495.5
Other-than-temporary impairment losses—fixed maturity securities	(217.6)	(479.8)	262.2
Other-than-temporary impairment losses recognized in income	(450.2)	(1,207.9)	757.7
Net realized gains on investments and other-than-temporary impairment losses recognized in income	$(393.8)	$(1,179.2)	$785.4

Net realized gains on investments increased in 2009 primarily due to increased gains from the sale of fixed maturity securities, partially offset by declines in realized gains on other investments.

Other-than-temporary impairment losses recognized in income in 2009 were equally related to impairment of fixed maturity securities, primarily from declines in credit ratings and declines in equity securities. There was no individually significant other-than-temporary impairment of investments by issuer during the year ended December 31, 2009. Net realized gains/losses on investments and other-than-temporary impairment losses recognized in income for the year ended December 31, 2008 were primarily driven by other-than-temporary impairments related to the deterioration in equity markets, and to a lesser extent, other-than-temporary impairments of fixed maturity securities. The other-than-temporary impairment losses recognized in income included $135.0 million, $106.6 million, and $90.2 million, respectively, for Federal Home Loan Mortgage Corporation, or Freddie Mac, Federal National Mortgage Association, or Fannie Mae, and Lehman Brothers Holdings Inc., or Lehman (or their respective subsidiaries, as appropriate) that were recorded in 2008. For a discussion of our investment impairment review process, see "Critical Accounting Policies and Estimates" within this MD&A.

Benefit expense decreased $1.1 billion, or 2%, to $47.1 billion in 2009, primarily due to fully-insured membership declines across our Commercial and Consumer businesses, including results from our strategic actions taken with State- Sponsored programs that led to the withdrawal from certain programs. In addition, we experienced higher than anticipated prior year favorable reserve releases of an estimated $262.0 million during 2009 that were not reestablished at December 31, 2009. Finally, lower benefit expense in our Senior business contributed to the overall decrease in benefit expense. The lower benefit expense in the Senior business included reduced benefit expense for Medicare Advantage, which primarily reflected product portfolio changes and pricing adjustments that were implemented in 2009. These decreases were partially offset by increases in benefit costs in our Local Group and FEP businesses. The increase in Local Group benefit costs were driven by higher unit costs and the impact of the recession on business mix changes, including higher COBRA membership and increased utilization. We are refining our product offerings, expanding membership retention programs, driving cost of care initiatives and implementing pricing actions to favorably impact our Local Group business.

Our benefit expense ratio decreased 90 basis points to 83.6% in 2009, due to improvements in our Consumer segment, partially offset by increases in our Commercial segment. Both our Consumer and Commercial segments benefited from higher than anticipated prior year favorable reserve releases of an estimated $262.0 million during 2009 that were not reestablished at December 31, 2009, which favorably impacted the benefit expense ratio by 46 basis points. The decline in the Consumer segment benefit expense ratio was also driven by improvements in our Senior business, primarily due to product portfolio changes and pricing adjustments in Medicare Advantage that were implemented for 2009, and improved results in State-Sponsored business due to certain strategic actions that have been undertaken. These decreases in the benefit expense ratio were partially offset by a higher ratio for Local Group business, reflecting higher unit costs and the impact of the recession on business mix changes, including higher COBRA membership and increased utilization.

Selling, general and administrative expense increased $613.2 million, or 7%, to $9.1 billion in 2009. Our selling, general and administrative expense increased due to higher incentive compensation costs and outside services. In addition, as further described in Note 4, "Restructuring Activities," to the audited financial statements as of and for the year ended December 31, 2010, included in this Form 10-K, we recorded $171.6 million of restructuring costs during the fourth quarter of 2009. These expenses were partially offset by lower selling expenses. These drivers, as well as lower operating revenue resulting from declining membership, caused our selling, general and administrative expense ratio to increase 120 basis points to 15.0% in 2009.

Cost of drugs sold decreased $49.5 million, or 11%, to $419.0 million in 2009, primarily due to one less month of PBM activity as compared to 2008, resulting from the sale of our PBM business to Express Scripts on December 1, 2009 and decreased mail order prescription volume from third parties prior to the sale.

Interest expense decreased $22.4 million, or 5%, to $447.4 million in 2009, primarily due to a reduced use of commercial paper and the repurchase of our zero coupon notes, partially offset by slightly higher interest rates on new debt, including the issuance of $1.0 billion of long-term debt in February 2009.

Amortization of other intangible assets decreased $20.1 million, or 7%, to $266.0 million in 2009, primarily due to reductions in amortization of certain other intangible assets acquired in prior years and ceasing amortization related to PBM intangible assets due to the sale of our PBM business to Express Scripts on December 1, 2009.

Impairment of goodwill and other intangible assets increased $121.1 million, or 86%, to $262.5 million in 2009. As further discussed in Note 10, "Goodwill and Other Intangible Assets," to the audited consolidated financial statements included in this Form 10-K, the anticipated closing of the PBM sale, the expected decline in 2010 Medicare Part D auto-assigned membership and the anticipated transition of our Illinois and Texas UniCare commercial group and individual members to HCSC, triggered an interim impairment review of our UniCare tradenames as of September 30, 2009. As a result, we identified and recorded a pre-tax impairment charge relating to our UniCare tradenames during the third quarter of 2009, the majority of which was driven by the loss of the 2010 low margin Medicare Part D auto-assigned membership. Subsequently, primarily in connection with the December 2009 closing of the PBM sale and the execution of the HCSC agreement, we initiated an impairment review of goodwill associated with our UniCare subsidiaries during the fourth quarter and also updated a previous impairment review of our UniCare tradename. These reviews resulted in an impairment charge of $57.0 million in the fourth quarter of 2009 to adjust the carrying values of the goodwill and intangible assets to their estimated fair values. As a result, total impairments of goodwill and other intangible assets were $262.5 million for the year ended December 31, 2009.

During 2008, due to ongoing changes in the economic and regulatory environment in our State-Sponsored business, including California budgetary cuts, we revised our outlook for this business in certain states. This revision triggered an interim impairment review of our indefinite lived intangible assets related to State-Sponsored licenses in certain states, and we identified and recorded a pre-tax impairment charge relating to certain intangible assets of $141.4 million during 2008.

Income tax expense increased $2.0 billion to $2.7 billion in 2009. During 2009 income tax expense was higher as we recorded income tax expense of $1.4 billion related to the sale of our PBM business and as a result of increased income before income tax expense. During 2008, income tax expense was lower due to a combination of settlement of disputes with the IRS relating to certain prior tax years, lower state income taxes due to changes in the composition of the apportionment factors in our combined state income tax returns, settlements of disputes on state audits and lower income before income tax expense. The effective tax rates in 2009 and 2008 were 35.9% and 20.2%, respectively. The lower effective tax rate in 2008 was primarily due to the settlement of the outstanding IRS disputes.

Our net income as a percentage of total revenue increased 320 basis points, from 4.1% in 2008 to 7.3% in 2009, primarily due to the gain on the sale of our PBM business. Excluding the gain on sale, our net income as a percentage of total revenue was 3.9% in 2009.

Reportable Segments

We use operating gain to evaluate the performance of our reportable segments, which are Commercial, Consumer and Other. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of drugs. It does not include net investment income, gain on sale of business, net realized gains (losses) on investments, other-than-temporary impairment losses recognized in income, interest expense, amortization of other intangible assets, impairment of goodwill and other intangible assets or income taxes, as these items are managed in a corporate shared service environment and are not the responsibility of operating segment management. For additional information, see Note 20, "Segment Information," to our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Form 10-K. The discussions of segment results for the years ended December 31, 2009 and 2008 presented below are based on operating gain, as described above, and operating margin, which is calculated as operating gain divided by operating revenue. Our definitions of operating gain and operating margin may not be comparable to similarly titled measures reported by other companies.

Commercial

Our Commercial segment's summarized results of operations for the years ended December 31, 2009 and 2008 are as follows:

	Years Ended December 31			
(In millions)	2009	2008	$ Change	% Change
Operating revenue	$37,363.4	$38,009.3	$(645.9)	(2)%
Operating gain	$ 2,430.3	$ 3,392.7	$(962.4)	(28)%
Operating margin	6.5%	8.9%		(240)bp

Operating revenue decreased $645.9 million, or 2%, to $37.4 billion in 2009, primarily due to fully-insured membership declines in our Local Group, UniCare and National businesses due to economic factors. These decreases were partially offset by premium rate increases for all medical lines of business, increased membership in our self-funded National business, increased fees in our Local Group self-funded business and revenues from DeCare following our acquisition of DeCare in April, 2009.

Operating gain decreased $962.4 million, or 28%, to $2.4 billion in 2009 primarily due to higher benefit expenses in our Local Group business, overall increased administrative costs and fully-insured membership declines resulting from the current economic conditions. The higher benefit expenses in our Local Group business were driven by higher unit costs and business mix changes, including higher COBRA membership and increased utilization. Administrative costs primarily increased due to a fourth quarter restructuring charge of $127.0 million and higher overall compensation costs. These operating gain declines were partially offset by premium rate increases and the impact of an estimated $81.0 million in higher than anticipated favorable prior year reserve releases that were not reestablished at December 31, 2009.

The operating margin in 2009 was 6.5%, a 240 basis point decrease from 2008 primarily due to the factors discussed in the preceding two paragraphs.

Consumer

Our Consumer segment's summarized results of operations for the years ended December 31, 2009 and 2008 are as follows:

	Years Ended December 31			
(In millions)	2009	2008	$ Change	% Change
Operating revenue	$16,141.8	$16,437.3	$(295.5)	(2)%
Operating gain	$ 1,279.7	$ 585.1	$ 694.6	119%
Operating margin	7.9%	3.6%		430bp

Operating revenue decreased $295.5 million, or 2%, to $16.1 billion in 2009, primarily due to our withdrawal from certain State-Sponsored programs, most notably the Ohio Medicaid programs, membership declines in Senior business and declines in our fully-insured Individual membership, partially offset by premium rate increases in all lines of business.

Operating gain increased $694.6 million, or 119%, to $1.3 billion in 2009, primarily due to higher than anticipated prior year favorable reserve releases of an estimated $181.0 million in 2009 that were not reestablished at December 31, 2009, as well as improved results in our Senior business as we implemented benefit design changes and modified pricing for 2009. We also had improved results in our State-Sponsored business due to strategic actions taken, including withdrawal from certain unprofitable contracts as well as working with individual states on certain benefit design changes.

The operating margin in 2009 was 7.9%, a 430 basis point increase over 2008 primarily due to the factors discussed in the preceding two paragraphs.

Other

Our summarized results of operations for our Other segment for the years ended December 31, 2009 and 2008 are as follows:

	Year Ended December 31			
	2009	**2008**	**$ Change**	**% Change**
(In millions)				
Operating revenue	$7,323.4	$7,132.6	$190.8	3%
Operating gain	$ 469.4	$ 370.0	$ 99.4	27%

Operating revenue increased $190.8 million, or 3%, to $7.3 billion in 2009, primarily due to higher premiums in our FEP business, partially offset by lower administrative fees in our NGS business and one less month of PBM revenue in 2009 as compared to 2008, resulting from the sale of our PBM business to Express Scripts.

Operating gain increased $99.4 million, or 27%, to $469.4 million during the year ended December 31, 2009. This increase was due to improved results for the first eleven months of 2009 in our PBM business, primarily with respect to our retail and specialty pharmacy operations, and as NextRx began servicing approximately one million customers transferred from an outside vendor on January 1, 2009. Our PBM business was sold to Express Scripts on December 1, 2009; results of the PBM business are included in our results until the sale date. In addition, operating gain in our disease management and cost of care businesses increased. These increases were partially offset by higher unallocated incentive compensation expense.

As a consequence of the PBM sale, the future operating results of the Other segment will no longer benefit from the operating revenue and operating gain associated with the PBM business.

IX. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP. Application of GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes and within this MD&A. We consider some of our most important accounting policies that require estimates and management judgment to be those policies with respect to liabilities for medical claims payable, income taxes, goodwill and other intangible assets, investments and retirement benefits, which are discussed below. Our significant accounting policies are summarized in Note 2, "Basis of Presentation and Significant Accounting Policies," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe to be reasonable under the known facts and circumstances.

Medical Claims Payable

The most judgmental accounting estimate in our consolidated financial statements is our liability for medical claims payable. At December 31, 2010, this liability was $4.9 billion and represented 18% of our total consolidated liabilities. We record this liability and the corresponding benefit expense for incurred but not paid claims including the estimated costs of processing such claims. Incurred but not paid claims include (1) an estimate for claims that are incurred but not reported, as well as claims reported to us but not yet processed through our systems, which approximated 97.0%, or $4.7 billion, of our total medical claims liability as of December 31, 2010; and (2) claims reported to us and processed through our systems but not yet paid, which approximated 3.0%, or $147.6 million, of the total medical claims payable as of December 31, 2010. The level of claims payable processed through our systems but not yet paid may fluctuate from one period end to the next, from 1% to 5% of our total medical claims liability, due to timing of when claim payments are made.

Liabilities for both claims incurred but not reported and reported but not yet processed through our systems are determined in aggregate, employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be appropriate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Under this process, historical paid claims data is formatted into "claim triangles," which compare claim incurred dates to the dates of claim payments. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the period end date to estimate the ultimate claim expense incurred for the period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

For the most recent incurred months (typically the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for recent months are not projected from historical completion and payment patterns; rather they are projected by estimating the claims expense for those months based on recent claims expense levels and health care trend levels, or "trend factors."

Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed. Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, claim submission patterns and operational changes resulting from business combinations. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In our comparison of prior year, the methods and assumptions are not changed as reserves are recalculated; rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. To the extent appropriate, changes in such development are recorded as a change to current period benefit expense.

In addition to incurred but not paid claims, the liability for medical claims payable includes reserves for premium deficiencies, if appropriate. Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums on existing medical insurance contracts without consideration of investment income. Determination of premium deficiencies for longer duration life and disability contracts includes consideration of investment income. For purposes of premium deficiencies, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. No premium deficiencies were established at year end 2010.

We regularly review and set assumptions regarding cost trends and utilization when initially establishing claim liabilities. We continually monitor and adjust the claims liability and benefit expense based on subsequent paid claims activity. If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods. Adjustments of prior year estimates may result in additional benefit expense or a reduction of benefit expense in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that an additional liability should have been accrued. That determination is made when sufficient information is available to ascertain that the re-estimate of the liability is reasonable. In 2010, higher than anticipated favorable reserve releases of approximately $247.0 million were recognized and not reestablished at December 31, 2010. The majority of these releases resulted from year end claim seasonality developing to be less severe than originally anticipated, as well as continued recognition of improvements in our processing environment.

While there are many factors that are used as a part of the estimation of our medical claims payable liability, the two key assumptions having the most significant impact on our incurred but not paid liability as of December 31, 2010 were the completion and trend factors. As discussed above, these two key assumptions can be influenced by other operational variables including system changes, provider submission patterns and business combinations.

There is variation in the reasonable choice of completion factors by duration for durations of three months through 12 months where the completion factors have the most significant impact. As previously discussed, completion factors tend to be less reliable for the most recent months and therefore are not specifically utilized for months one and two. In our analysis for the claim liabilities at December 31, 2010, the variability in months three to five was estimated to be between 40 and 90 basis points, while months six through twelve have much lower variability ranging from 0 to 30 basis points.

The difference in completion factor assumptions, assuming moderately adverse experience, results in variability of 2%, or approximately $118.0 million, in the December 31, 2010 incurred but not paid claim liability, depending on the completion factors chosen. It is important to note that the completion factor methodology inherently assumes that historical completion rates will be reflective of the current period. However, it is possible that the actual completion rates for the current period will develop differently from historical patterns and therefore could fall outside the possible variations described herein.

The other major assumption used in the establishment of the December 31, 2010 incurred but not paid claim liability was the trend factors. In our analysis for the period ended December 31, 2010, there was a 310 basis point differential in the high and low trend factors assuming moderately adverse experience. This range of trend factors would imply variability of 5%, or approximately $229.0 million, in the incurred but not paid claims liability, depending upon the trend factors used. Because historical trend factors are often not representative of current claim trends, the trend experience for the most recent six to nine months, plus knowledge of recent events likely affecting current trends, have been taken into consideration in establishing the incurred but not paid claim liability at December 31, 2010.

As summarized below, Note 12, "Medical Claims Payable," to our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Annual Report on Form 10-K, provides historical information regarding the accrual and payment of our medical claims liability. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals. In Note 12, "Medical Claims Payable," the line labeled "Net incurred medical claims: Prior years redundancies" accounts for those adjustments made to prior year estimates. The impact of any reduction of "Net incurred medical claims: Prior years redundancies" may be offset as we establish the estimate of "Net incurred medical claims: Current year." Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims. When we recognize a release of the redundancy, we disclose the amount that is not in the ordinary course of business, if material. We believe we have consistently applied our methodology in determining our best estimate for unpaid claims liability at each reporting date.

A reconciliation of the beginning and ending balance for medical claims payable for the years ended December 31, 2010, 2009, and 2008 is as follows:

	Years Ended December 31		
(In millions)	2010	2009	2008
Gross medical claims payable, beginning of period	$ 5,450.5	$ 6,184.7	$ 5,788.0
Ceded medical claims payable, beginning of period	(29.9)	(60.3)	(60.7)
Net medical claims payable, beginning of period	5,420.6	6,124.4	5,727.3
Business combinations and purchase adjustments	—	2.8	—
Net incurred medical claims:			
Current year	45,077.1	47,315.1	47,940.9
Prior years redundancies	(718.0)	(807.2)	(263.2)
Total net incurred medical claims	44,359.1	46,507.9	47,677.7
Net payments attributable to:			
Current year medical claims	40,387.8	42,056.9	42,020.7
Prior years medical claims	4,572.4	5,157.6	5,259.9
Total net payments	44,960.2	47,214.5	47,280.6
Net medical claims payable, end of period	4,819.5	5,420.6	6,124.4
Ceded medical claims payable, end of period	32.9	29.9	60.3
Gross medical claims payable, end of period	$ 4,852.4	$ 5,450.5	$ 6,184.7
Current year medical claims paid as a percent of current year net incurred medical claims	89.6%	88.9%	87.7%
Prior year redundancies in the current period as a percent of prior year net medical claims payable less prior year redundancies in the current period	15.3%	15.2%	4.8%
Prior year redundancies in the current period as a percent of prior year net incurred medical claims	1.5%	1.7%	0.6%

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any period end are continually reviewed and re-estimated as information regarding actual claims payments, or runout, becomes known. This information is compared to the originally established year end liability. Negative amounts reported for incurred related to prior years result from claims being settled for amounts less than originally estimated. The prior year redundancy of $718.0 million shown above for the year ended December 31, 2010 represents an estimate based on paid claim activity from January 1, 2010 to December 31, 2010. Medical claim liabilities are usually described as having a "short tail," which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, the majority of the $718.0 million redundancy relates to claims incurred in calendar year 2009.

The following table provides a summary of the completion and trend factor assumptions, which had the most significant impact on the actual development of our incurred but not paid claims liability estimates for the years ended December 31, 2010, 2009 and 2008. As discussed above, these two key assumptions can be influenced by other operational variables, including system changes, provider submission patterns and business combinations.

	Favorable (Unfavorable) Developments by Changes in Key Assumptions		
	2010	2009	2008
(in millions)			
Assumed trend factors	$534.9	$466.1	$ 383.5
Assumed completion factors	183.1	341.1	(120.3)
Total	$718.0	$807.2	$ 263.2

The favorable development recognized in 2010 resulted primarily from trend factors in late 2009 developing more favorably than originally expected. In addition, a minor but steady improvement in payment cycle times impacted completion factor development and contributed to the favorability. The favorable development recognized in 2009 was driven by significant contributions from both trend and completion factor development. Trend factors in late 2008 restated more favorably than originally expected. Further, a large reduction in payment cycle times also impacted completion factor development and contributed to the favorability. The favorable development in 2008 was less significant. Trend factors in late 2008 developed more favorably than expected. Offsetting a portion of this impact was unfavorability created by completion factor development, which was driven by claim processing patterns developing differently than expected.

Due to changes within our Company and industry during 2010, we re-evaluated our actuarial processes and resulting levels of reserves. As discussed in Note 2, "Basis of Presentation and Significant Accounting Policies," to our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Annual Report on Form 10-K, Actuarial Standards of Practice require that claims liabilities be appropriate under moderately adverse circumstances. To satisfy these requirements, our reserving process has historically involved recognizing the inherent volatility in actual future claim payments compared to the current estimate for the related liability by recording a provision for adverse deviation. This additional reserve establishes a sufficient level of conservatism in the liability estimate that is similar from period to period. There are a number of factors that can require a higher or lower level of additional reserve, such as changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, or overall variability in claim payment patterns and claim inventory levels. Given that in the more recent periods we experienced higher levels of automatic claims adjudication and faster claims payment leading to lower and more consistent claims inventory levels, we determined that using a lower level of targeted reserve for adverse deviation provides a similar level of confidence that the established reserves are appropriate in the current environment. This change in estimate resulted in a benefit to 2010 income before income tax expense and diluted earnings per share of $67.7 million and $0.11, respectively. This benefit is considered a release of current year reserves and, accordingly, is not included as part of the release of prior year reserves that were not reestablished in 2010 as disclosed earlier in this "Critical Accounting Policies and Estimates—Medical Claims Payable" section. We expect to use this lower level of targeted reserve for adverse deviation in future periods unless changing circumstances require us to revise this estimate.

The ratio of current year medical claims paid as a percent of current year net medical claims incurred was 89.6% for 2010, 88.9% for 2009 and 87.7% for 2008. Comparison of these ratios reflects acceleration in processing that has occurred.

We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred claims payable less prior year redundancies in the current period in order to demonstrate the development of the prior year reserves. This metric was 15.3% for the year ended December 31, 2010 and 15.2% for the year ended December 31, 2009. The 10 basis point increase over the two periods resulted primarily from restated claims trends differing more significantly from the original assumptions used in the most recent year compared to the prior year. This metric was 4.8% for 2008, reflecting the lower level of prior year redundancies as discussed above.

We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred medical claims to indicate the percentage of redundancy included in the preceding year calculation of current year net incurred medical claims. We believe this calculation indicates the reasonableness of our prior year estimate of incurred medical claims and the consistency of our methodology. For the year ended December 31, 2010, this metric was 1.5%, which was calculated using the redundancy of $718.0 million shown above. For the year ended December 31, 2009, the comparable metric was 1.7%, which was calculated using the redundancy of $807.2 million shown above and represents an estimate based on paid medical claims activity from January 1, 2009 to December 31, 2009. This metric was 0.6% for 2008, reflecting the lower level of prior year redundancies as discussed above.

The following table shows the variance between total net incurred medical claims as reported in the above table for each of 2009 and 2008 and the incurred claims for such years had it been determined retrospectively (computed as the difference between "net incurred medical claims—current year" for the year shown and "net incurred medical claims—prior years redundancies" for the immediately following year):

	Years Ended December 31	
(In millions)	**2009**	**2008**
Total net incurred medical claims, as reported	$46,507.9	$47,677.7
Retrospective basis, as described above	46,597.1	47,133.7
Variance	$ (89.2)	$ 544.0
Variance to total net incurred medical claims, as reported	(0.2)%	1.1%

Given that our business is primarily short tailed, the variance to total net incurred medical claims, as reported above, is used to assess the reasonableness of our estimate of ultimate incurred medical claims for a given calendar year with the benefit of one year of experience. We expect that substantially all of the development of the 2010 estimate of medical claims payable will be known during 2011.

The 2009 variance to total net incurred medical claims, as reported of (0.2)% is lower than the 2008 percentage of 1.1%. The 2009 variance was driven by fairly consistent levels of prior year reserve redundancies over the past two years as reported in 2009 and 2010 on 2008 and 2009 experience, respectively. The 2008 percentage was driven by an increase in prior year reserve redundancies reported in 2009 compared to 2008 on 2008 and 2007 experience, respectively. The 2008 reported redundancy was lower than the 2009 reported redundancy.

Income Taxes

We account for income taxes in accordance with FASB guidance, which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion may be unrealized. Our judgment is required in determining an appropriate valuation allowance.

At each financial reporting date, we assess the adequacy of the valuation allowance by evaluating each of our deferred tax assets based on the following:

- the types of temporary differences that created the deferred tax asset;
- the amount of taxes paid in prior periods and available for a carry-back claim;
- the forecasted future taxable income, and therefore, likely future deduction of the deferred tax item; and
- any significant other issues impacting the likely realization of the benefit of the temporary differences.

We, like other companies, frequently face challenges from tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions that we have taken on our tax returns. In evaluating any additional tax liability associated with various positions taken in our tax return filings, we record additional liabilities for potential adverse tax outcomes. Based on our evaluation of our tax positions, we believe we have appropriately accrued for uncertain tax benefits, as required by the guidance. To the extent we prevail in matters we have accrued for, our future effective tax rate would be reduced and net income would increase. If we are required to pay more than accrued, our future effective tax rate would increase and net income would decrease. Our effective tax rate and net income in any given future period could be materially impacted.

In the ordinary course of business, we are regularly audited by federal and other tax authorities, and from time to time, these audits result in proposed assessments. We believe our tax positions comply with applicable tax law and intend to defend our positions vigorously through the federal, state and local appeals processes. We believe we have adequately provided for any reasonable foreseeable outcome related to these matters. Accordingly, although their ultimate resolution may require additional tax payments, we do not anticipate any material impact on our results of operations from these matters. As of December 31, 2010, the examinations of our 2009 through 2004 tax years continue to be in process. In addition, there are several years with ongoing disputes related to pre-acquisition companies that continue to be in process. Many of the issues in open tax years have been resolved; however, several of the examinations still require approval from the Joint Committee on Taxation before they can be finalized. The years under audit are in part interdependent on the settlement of the pre-acquisition audits, some of which require the approval of the Joint Committee on Taxation, impacting the ultimate conclusion of all the examinations. We are a member of the IRS Compliance Assurance Process, or CAP. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations. Administrative tax appeals and proceedings also continue for certain subsidiaries for tax years prior to being included in our consolidated tax return.

During the year ended December 31, 2009, we completed the sale of our PBM business and recorded tax expense of $1.4 billion related to this sale.

During the year ended December 31, 2008, we settled disputes with the IRS relating to certain tax years and involving industry issues which we had been discussing with the IRS for several years. For certain years, tax positions have been resolved but the overall tax year may require additional approval from the Joint Committee on Taxation before it can be finalized in total. In addition, tax litigation in the U.S. Tax Court concluded adversely to us during 2008. This adverse decision was appealed. In March, 2010 the Court of Appeals in the Seventh Circuit issued a decision ruling that various payments made to several states in prior years should be recognized as deferred tax assets and not a current tax deduction for the year being litigated. The Company is in discussions with the IRS as to the appropriate treatment of the deferred tax assets.

While it is difficult to determine when a tax settlement will actually occur, it is reasonably possible that one could occur in the next twelve months and our unrecognized tax benefits could change within a range of approximately $(45.0) million to $5.0 million.

For additional information, see Note 8, "Income Taxes," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

Goodwill and Other Intangible Assets

Our consolidated goodwill at December 31, 2010 was $13.3 billion and other intangible assets were $8.0 billion. The sum of goodwill and other intangible assets represented 42% of our total consolidated assets and 89% of our consolidated shareholders' equity at December 31, 2010.

We follow FASB guidance for business combinations and goodwill and other intangible assets, which specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under the guidance, goodwill and other intangible assets (with indefinite lives) are not amortized but are tested for impairment at least annually. Furthermore, goodwill and other intangible assets are allocated to reporting units for purposes of the annual impairment test. Our impairment tests require us to make assumptions and judgments regarding the estimated fair value of our reporting units, which include goodwill and other intangible assets. In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately.

We completed our annual impairment tests of existing goodwill and other intangible assets with indefinite lives during the fourth quarters of 2010, 2009 and 2008. These tests involved the use of estimates related to the fair value of the goodwill reporting unit and other intangible assets with indefinite lives, and required a significant degree of management judgment and the use of subjective assumptions. Certain interim impairment tests were performed in 2010, 2009 and 2008 due to changes in our business.

As a result of our annual and interim impairment tests of existing goodwill and other intangible assets during 2010, 2009 and 2008, we recorded impairment of goodwill and other intangible assets of $21.1 million, $262.5 million and $141.4 million, respectively.

Fair value is estimated using the income and market approaches for our goodwill reporting units and the income approach for our indefinite lived intangible assets. Use of the income and market approaches for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value.

The income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. These estimated future cash flows are then discounted. Our assumed discount rate is based on our industry's weighted average cost of capital. The discount rate used in the 2010 and 2009 valuations included an increase to account for the uncertainty related to health care reform.

Market valuations are based on observed multiples of certain measures including membership, revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and book value as well as market capitalization analysis of WellPoint and other comparable companies.

While we believe we have appropriately allocated the purchase price of our acquisitions, this allocation requires many assumptions to be made regarding the fair value of assets and liabilities acquired. In addition, estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangibles with indefinite lives in future annual impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

For additional information, see Note 10, "Goodwill and Other Intangible Assets," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

Investments

Current and long-term available-for-sale investment securities were $17.6 billion at December 31, 2010 and represented 35% of our total consolidated assets at December 31, 2010. We classify fixed maturity and equity securities in our investment portfolio as "available-for-sale" or "trading" and report those securities at fair value. Certain fixed maturity securities are available to support current operations and, accordingly, we classify such investments as current assets without regard to their contractual maturity. Investments used to satisfy contractual, regulatory or other requirements are classified as long-term, without regard to contractual maturity.

Investment income is recorded when earned, and realized gains or losses, determined by specific identification of investments sold, are included in income when securities are sold.

We review investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both qualitative and quantitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include the length of time and the extent to which a security's market value has been less than its cost, the reasons for the decline in value (i.e., credit event compared to liquidity, general credit spread widening, currency exchange rate or interest rate factors), financial condition and near term prospects of the issuer, including the credit ratings and changes in the credit ratings of the issuer, recommendations of investment advisors, and forecasts of economic, market or industry trends. In addition, for equity securities, we determine whether we have the intent and ability to hold the security for a period of time to allow for a recovery of its fair value above its carrying amount. If any declines of equity securities are determined to be other-than-temporary, we charge the losses to income when that determination is made.

Certain Financial Accounting Standards Board other-than-temporary impairment, or FASB OTTI, guidance applies to fixed maturity securities and provides guidance on the recognition and presentation of other-than-temporary impairments. In addition, this FASB OTTI guidance requires additional disclosures related to other-than-temporary impairments. If a fixed maturity security is in an unrealized loss position and we have the intent to sell the fixed maturity security, or it is more likely than not that we will have to sell the fixed maturity security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in our consolidated income statements. For impaired fixed maturity securities that we do not intend to sell or it is more likely than not that we will not have to sell such securities, but we expect that we will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in our consolidated income statements and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income. Furthermore, unrealized losses entirely caused by interest rate and other non-credit factors related to fixed maturity securities for which we expect to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

The credit component of an other-than temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the fixed maturity security. The net present value is calculated by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the fixed maturity security at the date of acquisition. For mortgage-backed and asset-backed securities, cash flow estimates are based on assumptions regarding the underlying collateral including prepayment speeds, vintage, type of underlying asset, geographic concentrations, default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

Upon adoption of the FASB OTTI guidance on April 1, 2009, we recorded a cumulative-effect adjustment, net of taxes, of $88.9 million as of the beginning of the period of adoption, April 1, 2009, to reclassify the non-credit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.

The unrealized gains or losses on our equity and fixed maturity securities classified as available-for-sale are included in accumulated other comprehensive income as a separate component of shareholders' equity. We have a committee of certain accounting and investment associates and management that is responsible for managing the impairment review process. The current economic environment and volatility of securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. Other-than-temporary impairment losses recognized in income totaled $39.4 million, $450.2 million and $1.2 billion, respectively, for the years ended December 31, 2010, 2009 and 2008. There were no individually significant other-than-temporary impairment losses on investments by issuer during the years ended December 31, 2010 or 2009. The significant other-than-temporary impairments recognized during 2008 primarily related to our investments in Freddie Mac, Fannie Mae, and Lehman (or their respective subsidiaries, as appropriate), as discussed below.

Market concerns during the third quarter of 2008 related to Freddie Mac's and Fannie Mae's financial condition and liquidity prompted the U.S. government to seize control of those entities. Any potential recovery of the fair value of these securities was dependent on a number of factors and was not expected in the near term. These facts, together with the significant declines in the fair value of these securities, led us to conclude that they were other-than-temporarily impaired. Accordingly, during 2008, we recorded $135.0 million and $106.6 million of realized losses from other-than-temporary impairments related to our equity security investments in Freddie Mac and Fannie Mae, respectively. In addition, on September 15, 2008, Lehman filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Accordingly, recovery of our investments, if any, was deemed remote and we recognized an other-than-temporary impairment of $90.2 million during 2008.

In addition, other-than-temporary impairments recognized in 2008 included charges for fixed maturity securities and equity securities for which, due to credit downgrades and/or the extent and duration of their decline in fair value in light of the then current market conditions, we determined that the impairment was deemed other-than-temporary. These securities covered a number of industries, led by the banking and financial services sectors.

As of December 31, 2010, we had approximately $142.5 million of gross unrealized losses on investments recognized in accumulated other comprehensive income, $134.7 million of which related to fixed maturity securities and $7.8 million of which related to equity securities.

We believe we have adequately reviewed our investment securities for impairment and that our investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. This could result in other-than-temporary impairment losses on investments being charged against future income. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and additional, material other-than-temporary impairment losses on investments may be recorded in future periods.

A primary objective in the management of fixed maturity and equity portfolios is to maximize total return relative to underlying liabilities and respective liquidity needs. In achieving this goal, assets may be sold to take advantage of market conditions or other investment opportunities as well as tax considerations. Sales will generally produce realized gains and losses. In the ordinary course of business, we may sell securities at a loss for a number of reasons, including, but not limited to: (i) changes in the investment environment; (ii) expectations that the fair value could deteriorate further; (iii) desire to reduce exposure to an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected cash flow.

We maintain various rabbi trusts to account for the assets and liabilities under certain deferred compensation plans. Under these deferred compensation plans, the participants can defer certain types of compensation and elect to receive a return on the deferred amounts based on the changes in fair value of various investment options, primarily a variety of mutual funds. We also generally purchase corporate-owned life insurance policies on participants in the deferred compensation plans. The cash surrender value of the corporate-owned life insurance policies is reported in "Other invested assets, long-term" in the consolidated balance sheets. The change in cash surrender value is reported as an offset to the premium expense of the policies, classified as general and administrative expenses.

In addition to available-for-sale investment securities, we held additional long-term investments of $865.4 million, or 2% of total consolidated assets, at December 31, 2010. These long-term investments consist primarily of real estate, cash surrender value of corporate-owned life insurance policies and certain other investments. Due to their less liquid nature, these investments are classified as long-term.

We participate in securities lending programs whereby marketable securities in our investment portfolio are transferred to independent brokers or dealers based on, among other things, their creditworthiness in exchange for cash collateral initially equal to at least 102% of the value of the securities on loan and is thereafter maintained at a minimum of 100% of the market value of the securities loaned (calculated as the ratio of initial cash collateral to current market value of the securities on loan). Accordingly, the market value of the securities on loan to each borrower is monitored daily and the borrower is required to deliver additional cash collateral if the market value of the securities on loan exceeds the initial cash collateral delivered. We recognize the collateral as an asset, which is reported as "securities lending collateral" on our consolidated balance sheets and we record a corresponding liability for the obligation to return the collateral to the borrower, which is reported as "securities lending payable." The securities on loan are reported in the applicable investment category on the consolidated balance sheets.

Through our investing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. We manage the market risks through our investment policy, which establishes credit quality limits and limits of investments in individual issuers. Ineffective management of these risks could have an impact on our future earnings and financial position. Our investment portfolio includes fixed maturity securities with a fair value of $16.3 billion at December 31, 2010. The weighted-average credit rating of these securities was "A" as of December 31, 2010. Included in this balance are investments in fixed maturity securities of states, municipalities and political subdivisions, mortgage-backed securities and corporate securities of $2.2 billion, $24.8 million and $42.2 million, respectively, that are guaranteed by third parties. With the exception of eleven securities with a fair value of $20.6 million, these securities are all investment-grade and carry a weighted-average credit rating of "AA" as of December 31, 2010 with a guarantee by a third party. The securities are guaranteed by a number of different guarantors and we do not have any significant exposure to any single guarantor (neither indirect through the guarantees, nor direct through investment in the guarantor). Further, due to the high underlying credit rating of the issuers, the weighted-average credit rating of these securities without the guarantee was "AA" as of December 31, 2010 for the securities for which such information is available.

At December 31, 2010, we owned $3.2 billion of mortgage-backed securities and $264.5 million of asset-backed securities out of a total available-for-sale investment portfolio of $17.6 billion. These securities included sub-prime and Alt-A securities with fair values of $78.6 million and $244.7 million, respectively. These sub-prime and Alt-A securities had net unrealized losses of $5.1 million and $6.3 million, respectively. The average credit rating of the sub-prime and Alt-A securities was "BBB" and "B," respectively.

Fair values of available-for-sale fixed maturity and equity securities are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs for the determination of fair value in accordance with FASB guidance for fair value measurements and disclosures. We obtain only one quoted price for each security from third party pricing services, which are derived through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. For securities not actively traded, the third party pricing services may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. As we are responsible for the determination of fair value, we perform monthly analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analysis includes a review of month to month price fluctuations. If unusual fluctuations are noted in this review, we may obtain additional information from other pricing services to validate the quoted price. There were no adjustments to quoted market prices obtained from third party pricing services during the years ended December 31, 2010 and 2009 that were material to the consolidated financial statements.

In certain circumstances, it may not be possible to derive pricing model inputs from observable market activity, and therefore, such inputs are estimated internally. Such securities are designated Level III in accordance with FASB guidance. Securities designated Level III at December 31, 2010 totaled $388.7 million and represented 2% of our total assets measured at fair value on a recurring basis. Our Level III securities primarily consist of certain inverse floating rate securities, structured securities and municipal bonds that were thinly traded or not traded at all due to concerns in the securities markets and the resulting lack of liquidity. Consequently, observable inputs were not always available and the fair values of these securities were estimated using internal estimates for inputs including, but not limited to, prepayment speeds, credit spreads, default rates and benchmark yields.

For additional information, see Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," in this Form 10-K, and Notes 5, "Investments," and 7, "Fair Value," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

Retirement Benefits

Pension Benefits

We sponsor defined benefit pension plans for some of our employees. These plans are accounted for in accordance with FASB guidance for retirement benefits, which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by the guidance, we calculate the value of plan assets as described below. Further, the difference between our expected rate of return and the actual performance of plan assets, as well as certain changes in pension liabilities, are amortized over future periods.

An important factor in determining our pension expense is the assumption for expected long-term return on plan assets. As of our December 31, 2010 measurement date, we selected a long-term rate of return on plan assets of 8.00% for all plans, which is consistent with our prior year assumption of 8.00%. We use a total portfolio return analysis in the development of our assumption. Factors such as past market performance, the long-term relationship between fixed maturity and equity securities, interest rates, inflation and asset allocations are considered in the assumption. The assumption includes an estimate of the additional return expected from active management of the investment portfolio. Peer data and an average of historical returns are also reviewed for appropriateness of the selected assumption. We believe our assumption of future returns is reasonable. However, if we lower our expected long-term return on plan assets, future contributions to the pension plan and pension expense would likely increase.

This assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over three years, producing the expected return on plan assets that is included in the determination of pension expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining service of the workforce as a component of pension expense. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension expense.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year based on our most recent measurement date (December 31, 2010). The selected discount rate for all plans is 5.15%, which was developed using a yield curve approach. Using yields available on high-quality fixed maturity securities with various maturity dates, the yield curve approach provides a "customized" rate, which is meant to match the expected cash flows of our specific benefit plans. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred and amortized as a component of pension expense in accordance with the guidance.

In managing the plan assets, our objective is to be a responsible fiduciary while minimizing financial risk. Plan assets include a diversified mix of investment grade fixed maturity securities, equity securities and alternative investments across a range of sectors and levels of capitalization to maximize the long-term return for a prudent level of risk. In addition to producing a reasonable return, the investment strategy seeks to minimize the volatility in our expense and cash flow. The target allocation for pension benefit plan assets is 44% equity securities, 45% fixed maturity securities, and 11% to all other types of investments. No plan assets were invested in WellPoint common stock as of the measurement date.

For the year ended December 31, 2010, no material contributions were required to meet the Employee Retirement Income Security Act, or ERISA, minimum required funding levels; however, we may elect to make discretionary contributions up to the maximum amount deductible for income tax purposes. Contributions of $3.9 million were made to certain supplemental plans during the year ended December 31, 2010.

At December 31, 2010 our consolidated net pension assets were $27.3 million, including liabilities of $66.0 million for certain supplemental plans. For the years ended December 31, 2010, 2009, and 2008, we recognized consolidated pretax pension cost (credit) of $22.2 million, $(27.8) million, and $(27.0) million, respectively.

Other Postretirement Benefits

We provide most associates with certain medical, vision and dental benefits upon retirement. We use various actuarial assumptions including a discount rate and the expected trend in health care costs to estimate the costs and benefit obligations for our retiree benefits. We recognized a postretirement benefit liability of $388.2 million at December 31, 2010.

We recognized consolidated pre-tax other postretirement cost of $30.1 million, $33.8 million, and $30.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

At our December 31, 2010 measurement date, the selected discount rate for all plans was 5.24% (compared to a discount rate of 5.79% for 2010 expense recognition). We developed this rate using a yield curve approach as described above.

The assumed health care cost trend rates used to measure the expected cost of other benefits at our December 31, 2010 measurement dates was 8.00% for 2011 with a gradual decline to 5.00% by the year 2017. These estimated trend rates are subject to change in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, an increase in the assumed health care cost trend rate of one percentage point would increase the postretirement benefit obligation as of December 31, 2010 by $49.7 million and would increase service and interest costs by $2.7 million. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation by $42.7 million as of December 31, 2010 and would decrease service and interest costs by $2.3 million.

We made tax deductible discretionary contributions totaling $135.0 million to the other postretirement benefit plans during the year ended December 31, 2010.

For additional information regarding retirement benefits, see Note 11, "Retirement Benefits," to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update, or ASU, No. 2010-06, *Improving Disclosures about Fair Value Measurements,* or ASU 2010-06. ASU 2010-06 amends ASC Topic 820, *Fair Value Measurements and Disclosures,* to require a number of additional disclosures regarding fair value measurements. Effective January 1, 2010, ASU 2010-06 requires disclosure of the amounts of significant transfers between Level I and Level II and the reasons for such transfers, the reasons for any transfers in or out of Level III, and disclosure of the policy for determining when transfers between levels are recognized. ASU 2010-06 also clarified that disclosures should be provided for each class of assets and liabilities and clarified the requirement to disclose information about the valuation techniques and inputs used in estimating Level II and Level III measurements. Beginning January 1, 2011, ASU 2010-06 also requires that information in the reconciliation of recurring Level III measurements about purchases, sales, issuances and settlements be provided on a gross basis. The adoption of ASU 2010-06 only required additional disclosures and did not have an impact on our consolidated financial position or results of operations.

There were no other new accounting pronouncements issued during the year ended December 31, 2010 that had a material impact on our financial position, operating results or disclosures.

X. Liquidity and Capital Resources

Introduction

Our cash receipts result primarily from premiums, administrative fees, investment income, other revenue, proceeds from the sale or maturity of our investment securities, proceeds from borrowings, and proceeds from exercise of stock options and our employee stock purchase plan. Cash disbursements result mainly from claims payments, administrative expenses, taxes, purchases of investment securities, interest expense, payments on borrowings, capital expenditures and repurchases of our common stock. Cash outflows fluctuate with the amount and timing of settlement of these transactions. Any future decline in our profitability would likely have some negative impact on our liquidity.

We manage our cash, investments and capital structure so we are able to meet the short and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable investment and financing within the overall constraints of our financial strategy.

A substantial portion of the assets held by our regulated subsidiaries are in the form of cash and cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash that exceeds our near term obligations in longer term marketable fixed maturity securities, to improve our overall investment income returns. Our investment strategy is to make investments consistent with insurance statutes and other regulatory requirements, while preserving our asset base. Our investments are generally available-for-sale to meet liquidity and other needs. Our subsidiaries pay out excess capital annually in the form of dividends to their respective parent companies for general corporate use, as permitted by applicable regulations.

The availability of financing in the form of debt or equity is influenced by many factors including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. The securities and credit markets have in the past experienced higher than normal volatility, although current market conditions are more stable. During the past two years, the Federal government and various governmental agencies have taken a number of steps to restore liquidity in the financial markets and to help relieve the credit crisis and strengthen the regulation of the financial services market. In addition, governments around the world have developed their own plans to provide liquidity and security in the credit markets and to ensure adequate capital in certain financial institutions.

We have a $2.5 billion commercial paper program. Should commercial paper issuance be unavailable, we intend to use a combination of cash on hand and/or our $2.0 billion senior credit facility to redeem our commercial paper when it matures. While there is no assurance in the current economic environment, we believe the lenders participating in our credit facility will be willing and able to provide financing in accordance with their legal obligations. In addition to the $2.0 billion senior credit facility, we expect to receive approximately $2.2 billion of ordinary dividends from our subsidiaries during 2011, which also provides further operating and financial flexibility.

The table below outlines the cash flows provided by or used in operating, investing and financing activities for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31		
	2010	**2009**	**2008**
(In millions)			
Cash flows provided by (used in):			
Operating activities	$ 1,416.7	$ 3,038.9	$ 2,535.4
Investing activities	(1,271.5)	3,002.8	616.2
Financing activities	(3,169.3)	(3,402.8)	(3,735.6)
Effect of foreign exchange rates on cash and cash equivalents	(3.2)	(6.7)	—
(Decrease) increase in cash and cash equivalents	$(3,027.3)	$ 2,632.2	$ (584.0)

Liquidity—Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

During the year ended December 31, 2010, net cash flow provided by operating activities was $1.4 billion, compared to cash flow provided by operating activities of $3.0 billion for year ended December 31, 2009, a decrease of $1.6 billion. This decrease resulted primarily from tax payments of $1.2 billion to the IRS, related to the gain we realized on the 2009 sale of our PBM business and increased incentive compensation payments in 2010.

Net cash flow used in investing activities was $1.3 billion during the year ended December 31, 2010, compared to cash flow provided by investing activities of $3.0 billion for the year ended December 31, 2009. The increase in cash flow used in investing activities of $4.3 billion between the two periods primarily resulted from the cash proceeds from the sale of our PBM business to Express Scripts in 2009 and increases in securities lending collateral, increases in net purchases of property and equipment and increases in other investing activities, partially offset by decreases in net purchases of investments and decreases in purchases of subsidiaries.

Net cash flow used in financing activities was $3.2 billion during the year ended December 31, 2010, compared to $3.4 billion for the year ended December 31, 2009. The decrease in cash flow used in financing activities of $233.5 million primarily resulted from increases in the net proceeds from debt issuances, increases in securities lending payables, decreases in bank overdrafts and increases in cash proceeds from employee stock plans, partially offset by increases in the repurchase of common stock. We completed $4.4 billion of share repurchases in 2010, representing a significant return of capital to our shareholders following the 2009 sale of our PBM business.

Liquidity—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

During 2009, net cash flow provided by operating activities was $3.0 billion, compared to $2.5 billion in 2008, an increase of $0.5 billion. This increase in operating cash flow compared to 2008 was driven primarily by the favorable net change in provider advances, decreased tax payments, lower experience-rated refunds to certain large customers and decreased incentive compensation payments. These favorable operating cash flow drivers were partially offset by unfavorable operating cash flows related to the transition of the PBM business to Express Scripts, higher discretionary benefit plan contributions and the delay in receipt of certain State-Sponsored business premiums until early 2010.

Net cash flow provided by investing activities was $3.0 billion in 2009, compared to $616.2 million in 2008. The increase in cash flow provided by investing activities of $2.4 billion from 2008 primarily resulted from the cash proceeds from the sale of our PBM business to Express Scripts and decreases in purchases of subsidiaries, partially offset by increases in net purchases of investments, decreases in securities lending collateral and increases in net purchases of property and equipment.

Net cash flow used in financing activities was $3.4 billion in 2009 compared to $3.7 billion in 2008. The decrease in cash flow used in financing activities of $332.8 million primarily resulted from decreases in the repurchase of common stock and decreases in securities lending payable, partially offset by increases in the net repayments of borrowings and an increase in bank overdrafts.

Financial Condition

We maintained a strong financial condition and liquidity position, with consolidated cash, cash equivalents and investments, including long-term investments, of $20.2 billion at December 31, 2010. Since December 31, 2009, total cash, cash equivalents and investments, including long-term investments, decreased by $2.4 billion primarily due to tax payments of $1.2 billion to the IRS, related to the gain we realized on the 2009 sale of our PBM business, which occurred during the fourth quarter of 2009, and an increase in the repurchase of common stock of $1.7 billion over 2009 common stock repurchases.

Many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. In addition, we have agreed to certain undertakings to regulatory authorities, including the requirement to maintain certain capital levels in certain of our subsidiaries.

At December 31, 2010, we held at the parent company approximately $3.3 billion of cash and cash equivalents and investments, which is available for general corporate use, including investment in our businesses, acquisitions, share and debt repurchases and interest payments.

We calculate a non-GAAP measure, our consolidated debt-to-total capital ratio, which we believe assists investors and rating agencies in measuring our overall leverage and additional borrowing capacity. In addition, our bank covenants indicate a maximum debt-to-total capital ratio that we cannot exceed. Our targeted range of debt-to-total capital ratio is 25% to 35%. Our debt-to-total capital ratio is calculated as the sum of debt divided by the sum of debt plus shareholders' equity. Our debt-to-total capital ratio may not be comparable to similarly titled measures reported by other companies. Our consolidated debt-to-total capital ratio was 27.3% as of December 31, 2010 and 25.3% as of December 31, 2009.

Our senior debt is rated "A-" by Standard & Poor's, "A-" by Fitch, Inc., "Baa1" by Moody's Investor Service, Inc. and "bbb+" by AM Best Company, Inc. We intend to maintain our senior debt investment grade ratings. A significant downgrade in our debt ratings could adversely affect our borrowing capacity and costs.

Future Sources and Uses of Liquidity

On December 12, 2008, we filed an updated shelf registration statement with the SEC to register an unlimited amount of any combination of debt or equity securities in one or more offerings. Specific information regarding terms and securities being offered will be provided at the time of an offering. Proceeds from future offerings are expected to be used for general corporate purposes, including the repayment of debt, capitalization of our subsidiaries, repurchases of our common stock or the financing of possible acquisitions or business expansion.

At maturity on January 15, 2011, we repaid the $700.0 million outstanding balance of our 5.000% senior unsecured notes.

On September 30, 2010, we entered into a senior credit facility, or the facility, with certain lenders for general corporate purposes. The facility provides credit up to $2.0 billion and matures on September 30, 2013. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. Commitment and legal fees paid for the facility were $7.6 million and there are no conditions that are probable of occurring under which the facility may be withdrawn. There were no amounts outstanding under the facility as of or during the three months ended December 31, 2010, or under a previous facility during the nine months ended September 30, 2010. At December 31, 2010, we had $2.0 billion available under the facility. This facility replaced our previous senior credit facility, which provided credit up to $2.4 billion.

On August 12, 2010, we issued $700.0 million of 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 under our shelf registration statement. We used the proceeds from this debt issuance to repay the remaining outstanding balance of our variable rate senior term loan and for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

We have received notification from the IRS that it has proposed certain adjustments to our prior year tax returns currently being audited. We believe our tax positions comply with applicable tax law and intend to defend our positions vigorously through the appeals process. However, if we are not able to prevail, we will be required to make additional tax payments. While this will not impact our future results of operations, it could reduce future operating cash flow.

We are a member of the Federal Home Loan Bank of Indianapolis and the Federal Home Loan Bank of Cincinnati, collectively, the FHLBs, and as a member we have the ability to obtain cash advances subject to certain requirements. In order to obtain cash advances, we are required to pledge securities as collateral to the FHLBs, initially equal to a certain percentage of the cash borrowings, depending on the type of securities pledged as collateral. The market value of the collateral is monitored daily by the FHLBs, and if it falls below the required percentage of the cash borrowings, we are required to pledge additional securities as collateral or repay a portion of the outstanding cash advance balance. In addition, our borrowings may be limited based on the amount of our investment in the FHLBs' common stock. Our investment in the FHLBs' common stock at December 31, 2010 totaled $11.4 million, which is reported in "Investments available-for-sale—Equity securities" on the consolidated balance sheets. On December 21, 2010, we borrowed $100.0 million from the FHLBs with a one-month term at a fixed interest rate of 0.120%, which was outstanding at December 31, 2010 and was repaid on January 18, 2011. On January 18, 2011, we borrowed another $100.0 million for a two-month period at 0.200%, with a maturity date of March 21, 2011. In addition, on April 12, 2010, we borrowed $100.0 million from the FHLBs with a two-year term at a fixed interest rate of 1.430%, which is reported with "Long-term debt, less current portion" on the consolidated balance sheets. Securities, primarily certain U.S. government sponsored mortgage-backed securities, with a fair value of $237.9 million at December 31, 2010 have been pledged as collateral. The securities pledged are reported in "Investments available-for-sale—Fixed maturity securities" on the consolidated balance sheets.

We have our Board of Directors' approval to borrow up to $2.5 billion under our commercial paper program. Proceeds from any issuance of commercial paper may be used for general corporate purposes, including the repurchase of our debt and common stock. Commercial paper notes are short-term senior unsecured notes, with a maturity not to exceed 270 days from date of issuance. When issued, the notes bear interest at the then current market rates. We had $336.2 million of borrowings outstanding under this commercial paper program as of December 31, 2010. We continue to classify our commercial paper as long-term debt given our intent to issue commercial paper or our ability to redeem our commercial paper using our $2.0 billion senior credit facility.

As discussed in "Financial Condition" above, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid. Based upon these requirements, we are currently estimating approximately $2.2 billion of ordinary dividends to be paid to the parent company during 2011. During 2010, we received $2.7 billion of dividends from our subsidiaries.

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock is at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically, our common stock repurchase program, discussed below, has been our primary use of capital, and we have not previously paid any cash dividends on our common stock through December 31, 2010.

Under our Board of Directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing market prices, subject to certain restrictions on volume, pricing and timing. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Exchange Act, as amended. During the year ended December 31, 2010, we repurchased and retired approximately 76.7 million shares at an average per share price of $56.86, for an aggregate cost of $4.4 billion. On January 26, October 29 and December 9, 2010, our Board of Directors increased the share repurchase authorization by $3.5 billion, $500.0 million and $125.0 million, respectively. As of December 31, 2010, $148.5 million remained authorized for future repurchases. On February 3, 2011, our Board of Directors increased the share repurchase authorization by $375.0 million. Subsequent to December 31, 2010, we repurchased and retired approximately 2.6 million shares for an aggregate cost of approximately $162.7 million, leaving approximately $360.8 million for authorized future repurchases at February 9, 2011. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares when we believe it is a prudent use of capital.

Our current retirement benefits funding strategy is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of maximum tax deductible amounts. We may elect to make discretionary contributions up to the maximum amount deductible for income tax purposes. For the year ended December 31, 2010, no contributions were required to meet ERISA required funding levels; however, we made tax deductible discretionary contributions totaling $138.9 million to our benefit plans during the year ended December 31, 2010.

Contractual Obligations and Commitments

Our estimated contractual obligations and commitments as of December 31, 2010 are as follows:

		Payments Due by Period			
(In millions)	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Debt, including capital leases[1]	$14,512.1	$1,275.3	$2,446.7	$1,629.8	$9,160.3
Operating lease commitments	683.6	119.4	189.9	159.8	214.5
Projected other postretirement benefits	589.7	42.6	140.7	146.8	259.6
Purchase obligations:					
IBM outsourcing agreements[2]	1,022.7	238.3	491.5	292.9	—
Other purchase obligations[3]	1,720.1	843.1	632.6	226.7	17.7
Other long-term liabilities[4]	895.3	—	349.7	344.0	201.6
Venture capital commitments	225.8	87.3	105.5	33.0	—
Total contractual obligations and commitments	$19,649.3	$2,606.0	$4,356.6	$2,833.0	$9,853.7

1 Includes estimated interest expense.

2 Relates to agreements with International Business Machines Corporation, or IBM, to provide information technology infrastructure services. See Note 14, "Commitments and Contingences," to the audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Form 10-K for further information.

3 Includes obligations related to non-IBM information technology service agreements and telecommunication contracts.

4 Estimated future payments for funded pension benefits have been excluded from this table as we had no funding requirements under ERISA at December 31, 2010, as a result of the value of the assets in the plans.

On December 1, 2009, we entered into a ten-year agreement with Express Scripts to provide pharmacy benefit management services for our plans. Under this agreement, Express Scripts will be the exclusive provider of certain specified pharmacy benefit management services, such as pharmacy network management, home delivery, pharmacy customer service, claims processing, rebate management, drug utilization and specialty pharmaceutical management services. Accordingly, the agreement contains certain financial and operational requirements obligating both Express Scripts and us. Express Scripts' primary obligations relate to the performance of such services and meeting certain pricing guarantees and performance standards. Our primary obligations relate to oversight, provision of data, payment for services, transition services and certain minimum script volume requirements. The failure by either party to meet the respective requirements could potentially serve as a basis for early termination of the contract. In addition, our failure to meet the minimum script volume requirements may result in financial penalties that could have a material impact on our results of operations. The above table does not contain any potential amounts related to this agreement.

The above table does not contain $125.2 million of gross liabilities for uncertain tax positions and interest for which we cannot reasonably estimate the timing of the resolutions with the respective taxing authorities. See Note 8, "Income Taxes," to the audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Form 10-K for further information.

In addition to the contractual obligations and commitments discussed above, we have a variety of other contractual agreements related to acquiring materials and services used in our operations. However, we do not believe these other agreements contain material noncancelable commitments.

We believe that funds from future operating cash flows, cash and investments and funds available under our senior credit facility or from public or private financing sources will be sufficient for future operations and commitments, and for capital acquisitions and other strategic transactions.

For additional information on our debt and lease commitments, see Notes 13, "Debt," and 18, "Leases," respectively, to our audited consolidated financial statements as of and for the year ended December 31, 2010, included in this Form 10-K.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that will require funding in future periods.

Risk-Based Capital

Our regulated subsidiaries' states of domicile have statutory risk-based capital, or RBC, requirements for health and other insurance companies largely based on the NAIC's RBC Model Act. These RBC requirements are intended to measure capital adequacy, taking into account the risk characteristics of an insurer's investments and products. The NAIC sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business. In general, under this Act, an insurance company must submit a report of its RBC level to the state insurance department or insurance commissioner, as appropriate, at the end of each calendar year. Our risk-based capital as of December 31, 2010, which was the most recent date for which reporting was required, was in excess of all mandatory RBC thresholds. In addition to exceeding the RBC requirements, we are in compliance with the liquidity and capital requirements for a licensee of the BCBSA and with the tangible net worth requirements applicable to certain of our California subsidiaries.

XI. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about us that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as "expect(s)," "feel(s)," "believe(s)," "will," "may," "anticipate(s)," "intend," "estimate," "project" and similar expressions are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in our public filings with the U.S. Securities and Exchange Commission, or SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for implementation of such rates; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; a downgrade in our financial strength ratings; litigation and investigations targeted at health benefits companies and our ability to resolve litigation and investigations within estimates; our ability to meet expectations regarding repurchases of shares of our common stock; decreased revenues, increased operating costs and potential customer and supplier losses and business disruptions that may be greater than expected following the close of the Express Scripts transaction; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect our license with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member sensitive or confidential information; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and our governing documents may prevent or discourage takeovers and business combinations; future public health epidemics and catasrophes; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in our SEC reports.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a result of our investing and borrowing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. Potential impacts discussed below are based upon sensitivity analyses performed on our financial position as of December 31, 2010. Actual results could vary from these estimates. Our primary objectives with our investment portfolio are to provide safety and preservation of capital, sufficient liquidity to meet cash flow requirements, the integration of investment strategy with the business operations and an attainment of a competitive after-tax total return.

Investments

Our investment portfolio is exposed to three primary sources of risk: credit quality risk, interest rate risk and market valuation risk.

The primary risks associated with our fixed maturity securities are credit quality risk and interest rate risk. Credit quality risk is defined as the risk of a credit downgrade to an individual fixed maturity security and the potential loss attributable to that downgrade. Credit quality risk is managed through our investment policy, which establishes credit quality limitations on the overall portfolio as well as diversification and percentage limits on securities of individual issuers. The result is a well-diversified portfolio of fixed maturity securities, with an average credit rating of approximately "A." Interest rate risk is defined as the potential for economic losses on fixed maturity securities due to a change in market interest rates. Our fixed maturity portfolio is invested primarily in U.S. government securities, corporate bonds, asset-backed bonds, mortgage-related securities and municipal bonds, all of which represent an exposure to changes in the level of market interest rates. Interest rate risk is managed by maintaining asset duration within a band based upon our liabilities, operating performance and liquidity needs. Additionally, we have the capability of holding any security to maturity, which would allow us to realize full par value.

Our portfolio includes corporate securities (approximately 44% of the total fixed maturity portfolio at December 31, 2010), which are subject to credit/default risk. In a declining economic environment, corporate yields will usually increase prompted by concern over the ability of corporations to make interest payments, thus causing a decrease in the price of corporate securities, and the decline in value of the corporate fixed maturity portfolio. This risk is managed through fundamental credit analysis, diversification of issuers and industries and an average credit rating of the corporate fixed maturity portfolio of approximately "BBB."

Our equity portfolio is comprised of large capitalization and small capitalization domestic equities, foreign equities and index mutual funds. Our equity portfolio is subject to the volatility inherent in the stock market, driven by concerns over economic conditions, earnings and sales growth, inflation, and consumer confidence. These systemic risks cannot be managed through diversification alone. However, more routine risks, such as stock/industry specific risks, are managed by investing in a diversified equity portfolio.

As of December 31, 2010, approximately 93% of our available-for-sale investments were fixed maturity securities. Market risk is addressed by actively managing the duration, allocation and diversification of our investment portfolio. We have evaluated the impact on the fixed maturity portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $732.4 million decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $741.5 million increase in fair value. While we classify our fixed maturity securities as "available-for-sale" for accounting purposes, we believe our cash flows and duration of our portfolio should allow us to hold securities to maturity, thereby avoiding the recognition of losses should interest rates rise significantly.

Our available-for-sale equity securities portfolio, as of December 31, 2010, was approximately 7% of our investments. An immediate 10% decrease in each equity investment's value, arising from market movement, would result in a fair value decrease of $127.0 million. Alternatively, an immediate 10% increase in each equity investment's value, attributable to the same factor, would result in a fair value increase of $127.0 million.

Long-Term Debt

Our total long-term debt at December 31, 2010 was $8.9 billion, and included $336.2 million of commercial paper and $100.0 million outstanding on a Federal Home Loan Bank loan. The carrying values of the commercial paper approximate fair value as the underlying instruments have variable interest rates at market value. The carrying value of the Federal Home Loan Bank loan approximates fair value due to the relatively short-nature of the note and its collateralization. The remainder of the debt is subject to interest rate risk as these instruments have fixed interest rates and the fair value is affected by changes in market interest rates.

At December 31, 2010, we had $8.4 billion of senior unsecured notes with fixed interest rates. These notes, at par value, included $700.0 million at 5.000% due 2011, $350.0 million at 6.375% due 2012, $800.0 million at 6.80% due 2012, $500.0 million at 5.00% due 2014, $400.0 million at 6.00% due 2014, $1,100.0 million at 5.250% due 2016, $700.0 million at 5.875% due 2017, $600.0 million at 7.000% due 2019, $700.0 million at 4.350% due 2020, $500.0 million at 5.950% due 2034, $900.0 million at 5.850% due 2036, $800.0 million at 6.375% due 2037 and $300.0 million at 5.800% due 2040. These notes had combined carrying and estimated fair value of $8.4 billion and $8.9 billion, respectively, at December 31, 2010.

Our subordinated debt includes surplus notes issued by one of our insurance subsidiaries. Par value of amounts outstanding at December 31, 2010 included $25.1 million of 9.000% surplus notes due 2027. Any payment of interest or principal on the surplus notes may be made only with the prior approval of the Indiana Department of Insurance. The carrying value and estimated fair value of the surplus notes were $24.9 million and $35.6 million at December 31, 2010.

Should interest rates increase or decrease in the future, the estimated fair value of our fixed rate debt would decrease or increase accordingly.

Derivatives

We have exposure to economic losses due to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk through the use of derivative financial instruments. These strategies include the use of interest rate swaps and forward contracts, which are used to lock-in interest rates or to hedge (on an economic basis) interest rate risks associated with variable rate debt. We have used these types of instruments as designated hedges against specific liabilities.

Changes in interest rates will affect the estimated fair value of these derivatives. As of December 31, 2010, we recorded an asset of $95.3 million, the estimated fair value of the swaps at that date. We have evaluated the impact on the interest rate swap's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $27.1 million decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $27.1 million increase in fair value.

We also utilize put and call options on the S&P 500 index to hedge (on an economic basis) the exposure of our equity security portfolio to fluctuations in the equity markets. While the impact of fluctuations in the equity markets on these derivatives are largely offset by changes in the fair values of our equity security portfolio, the change in fair value of the derivatives is recognized immediately in our income statement, whereas the change in fair value of our equity securities is recognized in accumulated other comprehensive income. Accordingly, a decrease in the S&P 500 index of 10% would result in an approximate increase of $33.0 million in the fair value of these derivatives. An increase in the S&P 500 index of 10% would result in an approximate decrease of $22.9 million in the fair value of these derivatives. See "Critical Accounting Policies and Estimates—Investments" section for accounting related to securities in our equity portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

WELLPOINT, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
WellPoint, Inc.

We have audited the accompanying consolidated balance sheets of WellPoint, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WellPoint, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, during 2009, the Company changed its method of accounting for the recognition of other-than-temporary impairments related to its fixed maturity securities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WellPoint, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 17, 2011

WellPoint, Inc.
Consolidated Balance Sheets

(In millions, except share data)	December 31 2010	December 31 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 1,788.8	$ 4,816.1
Investments available-for-sale, at fair value:		
Fixed maturity securities (amortized cost of $15,545.4 and $15,203.1)	16,069.5	15,696.9
Equity securities (cost of $861.4 and $799.1)	1,236.2	1,010.7
Other invested assets, current	21.1	26.5
Accrued investment income	177.4	172.8
Premium and self-funded receivables	3,041.6	3,281.0
Other receivables	878.6	879.5
Income tax receivable	32.3	—
Securities lending collateral	900.3	394.8
Deferred tax assets, net	460.9	523.8
Other current assets	1,534.1	1,268.6
Total current assets	26,140.8	28,070.7
Long-term investments available-for-sale, at fair value:		
Fixed maturity securities (amortized cost of $215.8 and $223.0)	221.8	230.4
Equity securities (cost of $32.8 and $33.4)	33.4	32.5
Other invested assets, long-term	865.4	775.3
Property and equipment, net	1,155.5	1,099.6
Goodwill	13,264.9	13,264.6
Other intangible assets	7,996.8	8,259.3
Other noncurrent assets	488.3	393.0
Total assets	$50,166.9	$52,125.4
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Policy liabilities:		
Medical claims payable	$ 4,852.4	$ 5,450.5
Reserves for future policy benefits	56.4	62.6
Other policyholder liabilities	1,909.1	1,617.6
Total policy liabilities	6,817.9	7,130.7
Unearned income	891.4	1,050.0
Accounts payable and accrued expenses	2,942.2	2,994.1
Income tax payable	—	1,228.7
Security trades pending payable	33.3	37.6
Securities lending payable	901.5	396.6
Short-term borrowings	100.0	—
Current portion of long-term debt	705.9	60.8
Other current liabilities	1,617.3	1,775.2
Total current liabilities	14,009.5	14,673.7
Long-term debt, less current portion	8,147.8	8,338.3
Reserves for future policy benefits, noncurrent	646.7	664.6
Deferred tax liabilities, net	2,586.9	2,470.4
Other noncurrent liabilities	963.4	1,115.1
Total liabilities	26,354.3	27,262.1
Commitments and contingencies—Note 14		
Shareholders' equity		
Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding – none	—	—
Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 377,736,929 and 449,789,672	3.8	4.5
Additional paid-in capital	12,862.6	15,192.2
Retained earnings	10,721.6	9,598.5
Accumulated other comprehensive income	224.6	68.1
Total shareholders' equity	23,812.6	24,863.3
Total liabilities and shareholders' equity	$50,166.9	$52,125.4

See accompanying notes.

WellPoint, Inc.
Consolidated Statements of Income

(In millions, except per share data)	Years Ended December 31		
	2010	2009	2008
Revenues			
Premiums	$53,973.6	$56,382.0	$57,101.0
Administrative fees	3,833.7	3,840.3	3,836.6
Other revenue	36.5	606.3	641.6
Total operating revenue	57,843.8	60,828.6	61,579.2
Net investment income	803.3	801.0	851.1
Gain on sale of business	—	3,792.3	—
Net realized gains on investments	194.1	56.4	28.7
Other-than-temporary impairment losses on investments:			
Total other-than-temporary impairment losses on investments	(70.8)	(538.4)	(1,207.9)
Portion of other-than-temporary impairment losses recognized in other comprehensive income	31.4	88.2	—
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	(1,207.9)
Total revenues	58,801.8	65,028.1	61,251.1
Expenses			
Benefit expense	44,926.9	47,119.8	48,265.7
Selling, general and administrative expense:			
Selling expense	1,610.3	1,685.5	1,778.4
General and administrative expense	7,229.1	7,424.9	6,718.8
Total selling, general and administrative expense	8,839.4	9,110.4	8,497.2
Cost of drugs	—	419.0	468.5
Interest expense	418.9	447.4	469.8
Amortization of other intangible assets	241.7	266.0	286.1
Impairment of goodwill and other intangible assets	21.1	262.5	141.4
Total expenses	54,448.0	57,625.1	58,128.7
Income before income tax expense	4,353.8	7,403.0	3,122.4
Income tax expense	1,466.7	2,657.1	631.7
Net income	$ 2,887.1	$ 4,745.9	$ 2,490.7
Net income per share			
Basic	$ 7.03	$ 9.96	$ 4.79
Diluted	$ 6.94	$ 9.88	$ 4.76

See accompanying notes.

WellPoint, Inc.
Consolidated Statements of Cash Flows

(In millions)	2010	2009	2008
	Years Ended December 31		
Operating activities			
Net income	$ 2,887.1	$ 4,745.9	$ 2,490.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized gains on investments	(194.1)	(56.4)	(28.7)
Other-than-temporary impairment losses recognized in income	39.4	450.2	1,207.9
Loss on disposal of assets	1.9	16.4	7.2
Gain on sale of business	—	(3,792.3)	—
Deferred income taxes	101.8	61.3	(481.4)
Amortization, net of accretion	497.7	446.4	466.3
Depreciation expense	103.1	107.1	105.4
Impairment of goodwill and other intangible assets	21.1	262.5	141.4
Impairment of property and equipment	95.3	—	—
Share-based compensation	136.0	153.6	156.0
Excess tax benefits from share-based compensation	(28.1)	(9.6)	(16.0)
Changes in operating assets and liabilities, net of effect of business combinations and divestitures:			
Receivables, net	109.7	(484.2)	(558.7)
Other invested assets, current	5.1	(62.5)	103.3
Other assets	(320.1)	(119.3)	(340.2)
Policy liabilities	(330.7)	(748.2)	194.9
Unearned income	(158.6)	(27.3)	(26.7)
Accounts payable and accrued expenses	(58.2)	952.8	(106.3)
Other liabilities	(208.4)	(248.8)	(797.0)
Income taxes	(1,239.8)	1,391.4	(47.3)
Other, net	(43.5)	(0.1)	64.6
Net cash provided by operating activities	1,416.7	3,038.9	2,535.4
Investing activities			
Purchases of fixed maturity securities	(10,567.2)	(7,186.8)	(5,691.2)
Proceeds from fixed maturity securities:			
Sales	7,215.1	4,096.6	5,194.9
Maturities, calls and redemptions	3,321.7	1,551.7	1,669.6
Purchases of equity securities	(350.9)	(318.9)	(1,327.5)
Proceeds from sales of equity securities	197.9	577.3	1,083.1
Purchases of other invested assets	(91.4)	(49.0)	(145.0)
Proceeds from sales of other invested assets	34.5	3.5	32.8
Changes in securities lending collateral	(504.8)	132.4	325.1
Purchases of subsidiaries, net of cash acquired	(0.3)	(66.3)	(197.7)
Proceeds from sales of subsidiaries, net of cash sold	—	4,672.3	5.0
Purchases of property and equipment	(451.4)	(378.4)	(345.6)
Proceeds from sale of property and equipment	0.8	0.4	12.7
Other, net	(75.5)	(32.0)	—
Net cash (used in) provided by investing activities	(1,271.5)	3,002.8	616.2
Financing activities			
Net repayments of commercial paper borrowings	(164.4)	(397.0)	(900.6)
Proceeds from long-term borrowings	1,088.5	990.3	525.0
Net proceeds from (repayments of) short-term borrowings	100.0	(98.0)	98.0
Repayment of long-term borrowings	(481.7)	(919.3)	(38.7)
Changes in securities lending payable	504.9	(132.4)	(325.1)
Changes in bank overdrafts	(28.0)	(344.1)	44.8
Repurchase and retirement of common stock	(4,360.3)	(2,638.4)	(3,276.2)
Proceeds from exercise of employee stock options and employee stock purchase plan	143.6	126.5	121.2
Excess tax benefits from share-based compensation	28.1	9.6	16.0
Net cash used in financing activities	(3,169.3)	(3,402.8)	(3,735.6)
Effect of foreign exchange rates on cash and cash equivalents	(3.2)	(6.7)	—
Change in cash and cash equivalents	(3,027.3)	2,632.2	(584.0)
Cash and cash equivalents at beginning of year	4,816.1	2,183.9	2,767.9
Cash and cash equivalents at end of year	$ 1,788.8	$ 4,816.1	$ 2,183.9

See accompanying notes.

WellPoint, Inc.
Consolidated Statements of Shareholders' Equity

(In millions)	Common Stock: Number of Shares	Common Stock: Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
January 1, 2008	556.2	$ 5.6	$18,441.1	$ 4,387.6	$ 156.1	$22,990.4
Net income	—	—	—	2,490.7	—	2,490.7
Change in net unrealized gains/losses on investments	—	—	—	—	(662.4)	(662.4)
Change in net unrealized gains/losses on cash flow hedges	—	—	—	—	(0.5)	(0.5)
Change in net periodic pension and postretirement costs	—	—	—	—	(388.1)	(388.1)
Adoption of FASB measurement date provisions	—	—	—	—	(0.8)	(0.8)
Comprehensive income						1,438.9
Repurchase and retirement of common stock	(56.4)	(0.6)	(1,879.1)	(1,396.5)	—	(3,276.2)
Issuance of common stock under employee stock plans, net of related tax benefit	3.4	—	281.0	—	—	281.0
Adoption of FASB retirement benefits guidance	—	—	—	(1.3)	—	(1.3)
Adoption of FASB measurement date provisions	—	—	—	(1.1)	—	(1.1)
December 31, 2008	503.2	$ 5.0	$16,843.0	$ 5,479.4	$ (895.7)	$21,431.7
Cumulative effect of adoption of FASB OTTI guidance, net of taxes	—	—	—	88.9	(88.9)	—
Net income	—	—	—	4,745.9	—	4,745.9
Change in net unrealized gains/losses on investments	—	—	—	—	1,055.2	1,055.2
Non-credit component of other-than-temporary impairment losses on investments, net of taxes	—	—	—	—	(20.7)	(20.7)
Change in net unrealized gains/losses on cash flow hedges	—	—	—	—	(2.3)	(2.3)
Change in net periodic pension and postretirement costs	—	—	—	—	19.3	19.3
Foreign currency translation adjustments	—	—	—	—	1.2	1.2
Comprehensive income						5,798.6
Repurchase and retirement of common stock	(57.3)	(0.5)	(1,922.2)	(715.7)	—	(2,638.4)
Issuance of common stock under employee stock plans, net of related tax benefit	3.9	—	271.4	—	—	271.4
December 31, 2009	449.8	$ 4.5	$15,192.2	$ 9,598.5	$ 68.1	$24,863.3

See accompanying notes.

WellPoint, Inc.
Consolidated Statements of Shareholders' Equity (continued)

(In millions)	Common Stock Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
December 31, 2009	449.8	$ 4.5	$15,192.2	$ 9,598.5	$ 68.1	$24,863.3
Net income	—	—	—	2,887.1	—	2,887.1
Change in net unrealized gains/ losses on investments	—	—	—	—	125.1	125.1
Change in non-credit component of other-than- temporary impairment losses on investments, net of taxes	—	—	—	—	14.7	14.7
Change in net unrealized gains/ losses on cash flow hedges	—	—	—	—	(14.5)	(14.5)
Change in net periodic pension and postretirement costs	—	—	—	—	32.9	32.9
Foreign currency translation adjustments	—	—	—	—	(1.7)	(1.7)
Comprehensive income						3,043.6
Repurchase and retirement of common stock	(76.7)	(0.7)	(2,595.6)	(1,764.0)	—	(4,360.3)
Issuance of common stock under employee stock plans, net of related tax benefit	4.6	—	266.0	—	—	266.0
December 31, 2010	377.7	$ 3.8	$12,862.6	$10,721.6	$224.6	$23,812.6

See accompanying notes.

(In Millions, Except Per Share Data or Otherwise Stated Herein)

1. Organization

References to the terms "we," "our," "us," "WellPoint" or the "Company" used throughout these Notes to Consolidated Financial Statements refer to WellPoint, Inc., an Indiana corporation, and unless the context otherwise requires, its direct and indirect subsidiaries.

We are the largest health benefits company in terms of medical membership in the United States, serving 33.3 medical members through our affiliated health plans and a total of 69.2 individuals through all subsidiaries as of December 31, 2010. We offer a broad spectrum of network-based managed care plans to large and small employer, individual, Medicaid and senior markets. Our managed care plans include: preferred provider organizations, or PPOs; health maintenance organizations, or HMOs; point-of-service, or POS, plans; traditional indemnity plans and other hybrid plans, including consumer-driven health plans, or CDHPs; and hospital only and limited benefit products. In addition, we provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services. We also provide an array of specialty and other products and services such as life and disability insurance benefits, dental, vision, behavioral health benefit services, radiology benefit management, analytics-driven personal health care guidance and long-term care insurance. We are licensed to conduct insurance operations in all 50 states through our subsidiaries.

We are an independent licensee of the Blue Cross and Blue Shield Association, or BCBSA, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California; the Blue Cross and Blue Shield, or BCBS, licensee for Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as the BCBS licensee in 10 New York City metropolitan and surrounding counties and as the Blue Cross or BCBS licensee in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin. In a majority of these service areas we do business as Anthem Blue Cross, Anthem Blue Cross and Blue Shield, Blue Cross and Blue Shield of Georgia, Empire Blue Cross Blue Shield, or Empire Blue Cross (in our New York service areas). We also serve customers throughout the country as UniCare.

During the first quarter of 2010, the U.S. Congress passed and the President signed into law the Patient Protection and Affordable Care Act, or PPACA, as well as the Health Care and Education Reconciliation Act of 2010, or HCERA, which represent significant changes to the current U.S. health care system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time by increasing the eligibility thresholds for most state Medicaid programs and providing certain other individuals and small businesses with tax credits to subsidize a portion of the cost of health insurance coverage. The legislation includes a requirement that most individuals obtain health insurance coverage beginning in 2014 and that certain large employers offer coverage to their employees or they will be required to pay a financial penalty. In addition, the new laws encompass certain new taxes and fees, including an excise tax on high premium insurance policies, limitations on the amount of compensation that is tax deductible and new fees on companies in our industry, some of which will not be deductible for income tax purposes.

The legislation also imposes new regulations on the health insurance sector, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio

1. Organization (continued)

requirements, a requirement to cover preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages and greater limitations on how we price certain of our products. The legislation also reduces the reimbursement levels for health plans participating in the Medicare Advantage program over time.

These and other provisions of the new law are likely to have significant effects on our future operations, which, in turn, could impact the value of our business model and results of operations, including potential impairments of our goodwill and other intangible assets. We will continue to evaluate the impact of this legislation as additional guidance is made available. For additional discussion, see Part I, Item 1. "Regulation" and Item 1A. "Risk Factors" in this Form 10-K.

In addition, federal and state regulatory agencies may further restrict our ability to obtain new product approvals, implement changes in premium rates or impose additional restrictions, under new or existing laws that could adversely affect our business, cash flows, financial condition and results of operations.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of WellPoint and its subsidiaries and have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain of our subsidiaries operate outside of the United States and have functional currencies other than the U.S. dollar, or USD. We translate the assets and liabilities of those subsidiaries to USD using the exchange rate in effect at the end of the period. We translate the revenues and expenses of those subsidiaries to USD using the average exchange rates in effect during the period. The net effect of these translation adjustments is included in "Foreign currency translation adjustments" in our consolidated statements of shareholders' equity.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Investments: Certain Financial Accounting Standards Board other-than-temporary impairment, or FASB OTTI, guidance applies to fixed maturity securities and provides guidance on the recognition and presentation of other-than-temporary impairments. In addition, this FASB OTTI guidance requires additional disclosures related to other-than-temporary impairments. If a fixed maturity security is in an unrealized loss position and we have the intent to sell the fixed maturity security, or it is more likely than not that we will have to sell the fixed maturity security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in our consolidated income statements. For impaired fixed maturity securities that we do not intend to sell or it is more likely than not that we will not have to sell such securities, but we expect that we will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in our consolidated income statements and the non-credit component of

2. Basis of Presentation and Significant Accounting Policies (continued)

the other-than-temporary impairment is recognized in other comprehensive income. Furthermore, unrealized losses entirely caused by non-credit related factors related to fixed maturity securities for which we expect to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the fixed maturity security. The net present value is calculated by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the fixed maturity security at the date of acquisition. For mortgage-backed and asset-backed securities, cash flow estimates are based on assumptions regarding the underlying collateral including prepayment speeds, vintage, type of underlying asset, geographic concentrations, default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

Upon adoption of the FASB OTTI guidance on April 1, 2009, we recorded a cumulative-effect adjustment, net of taxes, of $88.9 as of the beginning of the period of adoption, April 1, 2009, to reclassify the non-credit component of previously recognized other-than-temporary impairments from retained earnings to accumulated other comprehensive income.

The unrealized gains or losses on our current and long-term equity securities classified as available-for-sale are included in accumulated other comprehensive income as a separate component of shareholders' equity, unless the decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such equity securities until their full cost can be recovered, in which case such equity securities are written down to fair value and the loss is charged to other-than-temporary impairment losses recognized in income.

We maintain various rabbi trusts to account for the assets and liabilities under certain deferred compensation plans. Under these plans, the participants can defer certain types of compensation and elect to receive a return on the deferred amounts based on the changes in fair value of various investment options, primarily a variety of mutual funds. Rabbi trust assets are classified as trading, which are reported in other invested assets, current in the consolidated balance sheets. The change in the fair value of the trading portfolio rabbi trust assets during 2010, 2009 and 2008, which together with net investment income/loss from trading portfolio rabbi trust assets totaled $1.4, $1.5 and $(6.5), respectively, is classified in general and administrative expense in the consolidated statement of income, consistent with the related deferred compensation expense.

We use the equity method of accounting for investments in companies in which our ownership interest enables us to influence the operating or financial decisions of the investee company. Our proportionate share of equity in net income of these unconsolidated affiliates is reported with net investment income.

For asset-backed securities included in fixed maturity securities, we recognize income using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments are reported with net investment income.

All securities sold resulting in investment gains and losses are recorded on the trade date. Realized gains and losses are determined on the basis of the cost or amortized cost of the specific securities sold.

2. Basis of Presentation and Significant Accounting Policies (continued)

We participate in securities lending programs whereby marketable securities in our investment portfolio are transferred to independent brokers or dealers based on, among other things, their creditworthiness in exchange for cash collateral initially equal to at least 102% of the value of the securities on loan and is thereafter maintained at a minimum of 100% of the market value of the securities loaned (calculated as the ratio of initial market value of cash collateral to current market value of the securities on loan). Accordingly, the market value of the securities on loan to each borrower is monitored daily and the borrower is required to deliver additional cash collateral if the market value of the securities on loan exceeds the initial market value of cash collateral delivered. The fair value of the collateral received at the time of the transaction amounted to $ 901.5 and $396.6 during 2010 and 2009, respectively. The value of the cash collateral delivered represented 103% of the market value of the securities on loan at both December 31, 2010 and 2009. Under the FASB guidance related to accounting for transfers and servicing of financial assets and extinguishments of liabilities, we recognize the cash collateral as an asset, which is reported as "securities lending collateral" on our consolidated balance sheets and we record a corresponding liability for the obligation to return the cash collateral to the borrower, which is reported as "securities lending payable." The securities on loan are reported in the applicable investment category on the consolidated balance sheets. Unrealized gains or losses on securities lending collateral are included in accumulated other comprehensive income as a separate component of shareholders' equity.

Premium and Self-Funded Receivables: Premium and self-funded receivables include the uncollected amounts from fully-insured and self-funded groups, and are reported net of an allowance for doubtful accounts of $193.7 and $174.9 at December 31, 2010 and 2009, respectively. The allowance for doubtful accounts is based on historical collection trends and our judgment regarding the ability to collect specific accounts.

Other Receivables: Other receivables include pharmacy sales, provider advances, claims recoveries, reinsurance, government programs, proceeds due from brokers on investment trades and other miscellaneous amounts due to us. These receivables are reported net of an allowance for uncollectible amounts of $187.8 and $174.9 at December 31, 2010 and 2009, respectively, which is based on historical collection trends and our judgment regarding the ability to collect specific amounts.

Federal Income Taxes: We file a consolidated income tax return. Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities based on enacted tax rates and laws. The deferred tax benefits of the deferred tax assets are recognized to the extent realization of such benefits is more likely than not. Deferred income tax expense or benefit generally represents the net change in deferred income tax assets and liabilities during the year. Current income tax expense represents the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

We account for income tax contingencies in accordance with FASB guidance that contains a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold, which all income tax positions must achieve before being recognized in the financial statements.

Property and Equipment: Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed principally by the straight-line method over estimated useful lives ranging from 15 to 39 years for buildings and improvements, three to seven years for furniture and equipment, and three to five years for computer software. Leasehold improvements are depreciated over the term of the related lease. Certain costs related to the development or purchase of internal-use software are capitalized and amortized.

2. Basis of Presentation and Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets: FASB guidance requires business combinations to be accounted for using the acquisitions method of accounting and it also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Goodwill represents the excess of cost of acquisition over the fair value of net assets acquired. Other intangible assets represent the values assigned to subscriber bases, provider and hospital networks, Blue Cross and Blue Shield and other trademarks, licenses, non-compete and other agreements. Goodwill and other intangible assets are allocated to reportable segments based on the relative fair value of the components of the businesses acquired.

Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually. Furthermore, goodwill and other intangible assets are allocated to reporting units for purposes of the annual impairment test. Our impairment tests require us to make assumptions and judgments regarding the estimated fair value of our reporting units, including goodwill and other intangible assets with indefinite lives. In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately. Fair value is calculated using a blend of a projected income and market valuation approach. The projected income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. Our assumed discount rate is based on our industry's weighted average cost of capital and reflects volatility associated with the cost of equity capital. Market valuations are based on observed multiples of certain measures including membership, revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and net income as well as market capitalization analysis of WellPoint and other comparable companies. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill and other intangible assets with indefinite lives in future annual impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

Derivative Financial Instruments: In March 2008, the FASB issued additional guidance for disclosures about derivative instruments and hedging activities. The additional guidance requires expanded disclosures regarding the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under existing FASB derivatives and hedging guidance, and how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows. We adopted the additional disclosure guidance on January 1, 2009 and its adoption did not have an impact on our consolidated financial position and results of operations.

We typically invest in the following types of derivative financial instruments: interest rate swaps, forward contracts, call options, credit default swaps, embedded derivatives and warrants. Derivatives embedded within non-derivative instruments (such as options embedded in convertible fixed maturity securities) are bifurcated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. Our use of derivatives is limited by statutes and regulations promulgated by the various regulatory bodies to which we are subject, and by our own derivative policy. Our derivative use is generally limited to hedging purposes and we generally do not use derivative instruments for speculative purposes.

We have exposure to economic losses due to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk through active portfolio management, which includes rebalancing our existing portfolios of assets and liabilities, as well as changing the characteristics of investments to be purchased or sold in the future. In addition, derivative financial instruments are used to modify the interest rate exposure of certain liabilities or forecasted transactions. These strategies include the use

2. Basis of Presentation and Significant Accounting Policies (continued)

of interest rate swaps and forward contracts, which are used to lock-in interest rates or to hedge (on an economic basis) interest rate risks associated with variable rate debt. We have used these types of instruments as designated hedges against specific liabilities.

All investments in derivatives are recorded as assets or liabilities at fair value. If certain correlation, hedge effectiveness and risk reduction criteria are met, a derivative may be specifically designated as a hedge of exposure to changes in fair value or cash flow. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the nature of any hedge designation thereon. Amounts excluded from the assessment of hedge effectiveness, if any, as well as the ineffective portion of the gain or loss, are reported in results of operations immediately. If the derivative is not designated as a hedge, the gain or loss resulting from the change in the fair value of the derivative is recognized in results of operations in the period of change.

From time to time, we may also purchase derivatives to hedge (on an economic basis) our exposure to foreign currency exchange fluctuations associated with the operations of certain of our subsidiaries. We generally use futures or forward contracts for these transactions. We generally do not designate these contracts as hedges in accordance with the guidance and, accordingly, the changes in fair value of these derivatives are recognized in income immediately.

Credit exposure associated with non-performance by the counterparties to derivative instruments is generally limited to the uncollateralized fair value of the asset related to instruments recognized in the consolidated balance sheets. We attempt to mitigate the risk of non-performance by selecting counterparties with high credit ratings and monitoring their creditworthiness and by diversifying derivatives among multiple counterparties. At December 31, 2010, we believe there were no material concentrations of credit risk with any individual counterparty.

Our derivative agreements do not contain any credit support provisions that require us to post collateral if there are declines in the derivative value or our credit rating.

Retirement Benefits: We recognize the funded status of pension and other postretirement benefit plans on the consolidated balance sheets based on fiscal-year-end measurements of plan assets and benefit obligations. Prepaid pension benefits represent prepaid costs related to defined benefit pension plans and are reported with other noncurrent assets. Postretirement benefits represent outstanding obligations for retiree medical, life, vision and dental benefits. Liabilities for pension and other postretirement benefits are reported with current and noncurrent liabilities based on the amount by which the actuarial present value of benefits payable in the next 12 months included in the benefit obligation exceeds the fair value of plan assets.

Medical Claims Payable: Liabilities for medical claims payable include estimated provisions for incurred but not paid claims on an undiscounted basis, as well as estimated provisions for expenses related to the processing of claims. Incurred but not paid claims include (1) an estimate for claims that are incurred but not reported, as well as claims reported to us but not yet processed through our systems; and (2) claims reported to us and processed through our systems but not yet paid.

Liabilities for both claims incurred but not reported and reported but not yet processed through our systems are determined in aggregate by employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be appropriate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities.

2. Basis of Presentation and Significant Accounting Policies (continued)

We regularly review and set assumptions regarding cost trends and utilization when initially establishing claim liabilities. We continually monitor and adjust the claims liability and benefit expense based on subsequent paid claims activity. If our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods.

Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums on existing medical insurance contracts without consideration of investment income. Determination of premium deficiencies for longer duration life and disability contracts includes consideration of investment income. For purposes of premium deficiencies, contracts are deemed to be either short or long duration and are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. Once established, premium deficiencies are released commensurate with actual claims experience over the remaining life of the contract.

Reserves for Future Policy Benefits: Reserves for future policy benefits include liabilities for life and long-term disability insurance policy benefits based upon interest, mortality and morbidity assumptions from published actuarial tables, modified based upon our experience. Future policy benefits also include liabilities for insurance policies for which some of the premiums received in earlier years are intended to pay anticipated benefits to be incurred in future years. Future policy benefits are continually monitored and reviewed, and when reserves are adjusted, differences are reflected in benefit expense.

The current portion of reserves for future policy benefits relates to the portion of such reserves that we expect to pay within one year. We believe that our liabilities for future policy benefits, along with future premiums received are adequate to satisfy our ultimate benefit liability; however, these estimates are inherently subject to a number of variable circumstances. Consequently, the actual results could differ materially from the amounts recorded in our consolidated financial statements.

Other Policyholder Liabilities: Other policyholder liabilities include rate stabilization reserves associated with retrospectively rated insurance contracts as well as certain case-specific reserves. Rate stabilization reserves represent accumulated premiums that exceed what customers owe us based on actual claim experience. The timing of payment of these retrospectively rated refunds is based on the contractual terms with the customers and can vary from period to period based on the specific contractual requirements.

Revenue Recognition: Premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospectively rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospectively rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to approval by the Department of Insurance of each respective state.

Administrative fees include revenue from certain group contracts that provide for the group to be at risk for all, or with supplemental insurance arrangements, a portion of their claims experience. We charge these self-funded groups an administrative fee, which is based on the number of members in a group or the group's claim experience. In addition, administrative fees include amounts received for the administration of Medicare or certain other government programs. Under our self-funded arrangements, revenue is recognized as administrative services are performed. All benefit payments under these programs are excluded from benefit expense.

2. Basis of Presentation and Significant Accounting Policies (continued)

Share-Based Compensation: Our compensation philosophy provides for share-based compensation, including stock options and restricted stock awards, as well as an employee stock purchase plan. Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the date of the grant. Restricted stock awards are issued at the fair value of the stock on the grant date. The employee stock purchase plan, which was suspended effective January 1, 2011, allowed for a purchase price per share which was 85% of the fair value of a share of common stock on the last trading day of the plan quarter. All share-based payments to employees, including grants of employee stock options and discounts associated with employee stock purchases, are recognized as compensation expense in the income statement based on their fair values. Additionally, excess tax benefits, which result from actual tax benefits exceeding deferred tax benefits previously recognized based on grant date fair value, are recognized as additional paid-in-capital and are reclassified from operating cash flows to financing cash flows in the consolidated statements of cash flows. Our share-based employee compensation plans and assumptions are described in Note 15, "Capital Stock."

Advertising costs: We use print, broadcast and other advertising to promote our products. The cost of advertising is expensed as incurred and totaled $226.1, $309.8 and $216.3 for the years ended December 31, 2010, 2009 and 2008, respectively.

Earnings per Share: Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted-average common shares outstanding for the period.

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of stock options and restricted stock, using the treasury stock method. The treasury stock method assumes exercise of stock options and vesting of restricted stock, with the assumed proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Reclassifications: Our benefit expense includes costs of care for health services consumed by our members, such as outpatient care, inpatient hospital care, professional services (primarily physician care) and pharmacy benefit costs. Beginning January 1, 2010, we began classifying certain claims-related costs, which were historically classified as administrative expense, as benefit expense to better reflect costs incurred for our members' traditional medical care as well as those expenses which improve our members' health and medical outcomes. These reclassified costs are comprised of expenses incurred for: (i) medical management, including case and utilization management; (ii) health and wellness, including disease management services for such things as diabetes, high-risk pregnancies, congestive heart failure and asthma management and wellness initiatives like weight-loss programs and smoking cessation treatments; and (iii) clinical health policy. These types of claims-related costs ultimately lower our members' cost of care. Prior year amounts have been reclassified to conform to the new presentation.

3. Business Combinations and Divestitures

In December 2007, the FASB issued guidance for business combinations and noncontrolling interests in consolidated financial statements. We adopted the FASB guidance simultaneously on January 1, 2009. Adoption of the FASB guidance did not have an impact on our consolidated financial statements; however, these new standards significantly change the accounting for and reporting of business combinations and noncontrolling (minority) interest transactions completed after January 1, 2009. In addition, some of the provisions of the FASB guidance also impact the prospective accounting for business combinations and noncontrolling interest

3. Business Combinations and Divestitures (continued)

transactions completed prior to January 1, 2009. Significant changes from prior practice include the requirement that the fair value of the acquirer's equity securities transferred as consideration be determined on the acquisition date; the requirement to expense acquisition related transaction and restructuring costs; the requirement that changes in acquired deferred tax valuation allowances and income tax uncertainties after the measurement period be expensed; and the need to recognize contingent consideration at its fair value on the acquisition date. The FASB guidance also requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination.

Sale of PBM Business

On December 1, 2009, we sold our pharmacy benefits management subsidiaries, or PBM business, to Express Scripts, Inc., or Express Scripts, and received $4,675.0 in cash, subject to customary working capital adjustments. The pre-tax gain on the sale was $3,792.3. We also entered into a 10-year contract for Express Scripts to provide PBM services to our members. The results of operations of our PBM business have been included in our consolidated results through November 30, 2009.

Components of the gain on sale are as follows:

Proceeds	$ 4,675.0
Book value of PBM business	(696.6)
Other transaction costs	(186.1)
Pre-tax gain on sale	3,792.3
Tax expense	(1,431.1)
Net gain on sale	$ 2,361.2

Other transaction costs include charges for systems conversions, investment banking, legal and accounting services and employee related costs.

Acquisition of DeCare Dental, LLC

On April 9, 2009, we completed our acquisition of DeCare Dental, LLC, or DeCare, a wholly-owned subsidiary of DeCare International. DeCare is one of the country's largest administrators of dental benefit plans and provides services directly and through partnerships and administrative agreements with ten dental insurance brands, primarily as a third party administrator. DeCare manages dental benefits and provides our customers with innovative dental products and enhanced customer service.

The acquisition was accounted for using the acquisition method of accounting. Accordingly, the results of operations of DeCare have been included in our consolidated results for periods following April 9, 2009.

4. Restructuring Activities

As a result of restructuring activities implemented during 2010 and 2009, we recorded liabilities for employee termination costs and lease and other contract exit costs. The restructuring activities are components of general and administrative expenses on the consolidated statements of income for the respective year in which they occurred.

4. Restructuring Activities (continued)

The 2010 restructuring activities were initiated as a result of a change in strategic focus primarily in response to health care reform. Activity related to these liabilities for the year ended December 31, 2010 is as follows:

	Commercial	Consumer	Other	Total
2010 Restructuring Activities				
Employee termination costs:				
Costs incurred	$53.6	$19.2	$ 5.0	$77.8
Payments	(0.5)	(0.2)	(0.1)	(0.8)
Liability for employee termination costs ending balance at December 31, 2010	53.1	19.0	4.9	77.0
Lease and other contract exit costs:				
Costs incurred	15.7	4.7	2.2	22.6
Payments	(1.3)	(0.4)	(0.3)	(2.0)
Liability for lease and other contract exit costs ending balance at December 31, 2010	14.4	4.3	1.9	20.6
Total liability for 2010 restructuring activities ending balance at December 31, 2010	$67.5	$23.3	$ 6.8	$97.6

The 2009 restructuring activities were executed as a result of a strategic realignment to our corporate strategy. Activity related to these liabilities for the years ended December 31, 2010 and 2009 is as follows:

	Commercial	Consumer	Other	Total
2009 Restructuring Activities				
Employee termination costs:				
Costs incurred in 2009	$ 93.1	$ 20.3	$10.3	$123.7
2009 payments	(3.4)	(0.7)	(0.4)	(4.5)
Liability for employee termination costs ending balance at December 31, 2009	89.7	19.6	9.9	119.2
2010 payments	(56.0)	(12.2)	(6.2)	(74.4)
Liability released in 2010	(21.7)	(4.7)	(2.4)	(28.8)
Liability for employee termination costs ending balance at December 31, 2010	12.0	2.7	1.3	16.0
Lease and other contract exit costs:				
Costs incurred in 2009	33.9	3.3	10.7	47.9
2009 payments	(2.1)	(0.1)	(1.6)	(3.8)
Liability for lease and other contract exit costs ending balance at December 31, 2009	31.8	3.2	9.1	44.1
2010 payments	(4.4)	(0.2)	(0.4)	(5.0)
Liability for lease and other contract exit costs ending balance at December 31, 2010	27.4	3.0	8.7	39.1
Total liability for 2009 restructuring activities ending balance at December 31, 2010	$ 39.4	$ 5.7	$10.0	$ 55.1

4. Restructuring Activities (continued)

In addition, during 2010 we recognized $40.5 of impairments for information technology assets related to our change in strategic focus primarily in response to health care reform. The impairments are a component of general and administrative expenses on the consolidated statement of income.

5. Investments

A summary of current and long-term investments, available-for-sale, is as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Fair Value	Non-Credit Component of Other-Than-Temporary Impairments Recognized in AOCI
			12 Months or Less	Greater than 12 Months		
December 31, 2010:						
Fixed maturity securities:						
United States Government securities	$ 500.9	$ 14.1	$ (3.6)	$ —	$ 511.4	$ —
Government sponsored securities	325.6	6.0	(0.8)	—	330.8	—
States, municipalities and political subdivisions—tax-exempt	4,630.2	130.5	(38.9)	(29.6)	4,692.2	—
Corporate securities	6,850.1	385.1	(16.9)	(7.1)	7,211.2	(0.8)
Options embedded in convertible debt securities	108.3	—	—	—	108.3	—
Residential mortgage-backed securities	2,747.2	113.7	(9.0)	(15.4)	2,836.5	(6.2)
Commercial mortgage-backed securities	330.9	9.2	(1.5)	(2.2)	336.4	—
Other debt obligations	268.0	6.2	(0.3)	(9.4)	264.5	(2.1)
Total fixed maturity securities	15,761.2	664.8	(71.0)	(63.7)	16,291.3	$ (9.1)
Equity securities	894.2	383.2	(7.8)	—	1,269.6	
Total investments, available-for-sale	$16,655.4	$1,048.0	$(78.8)	$ (63.7)	$17,560.9	
December 31, 2009:						
Fixed maturity securities:						
United States Government securities	$ 715.4	$ 14.8	$ (2.4)	$ (0.2)	$ 727.6	$ —
Government sponsored securities	632.8	8.3	(0.4)	—	640.7	—
States, municipalities and political subdivisions—tax-exempt	4,019.4	167.0	(5.7)	(34.4)	4,146.3	(0.5)
Corporate securities	6,219.3	352.2	(12.9)	(34.5)	6,524.1	(3.3)
Options embedded in convertible debt securities	88.3	—	—	—	88.3	—
Residential mortgage-backed securities	3,295.0	120.0	(7.9)	(47.0)	3,360.1	(9.0)
Commercial mortgage-backed securities	137.6	3.6	(0.1)	(4.9)	136.2	—
Other debt obligations	318.3	8.7	(1.1)	(21.9)	304.0	(5.7)
Total fixed maturity securities	15,426.1	674.6	(30.5)	(142.9)	15,927.3	$(18.5)
Equity securities	832.5	221.9	(11.2)	—	1,043.2	
Total investments, available-for-sale	$16,258.6	$ 896.5	$(41.7)	$(142.9)	$16,970.5	

5. Investments (continued)

At December 31, 2010, we owned $3,172.9 of mortgage-backed securities and $264.5 of asset-backed securities out of a total available-for-sale investment portfolio of $17,560.9. These securities included sub-prime and Alt-A securities with fair values of $78.6 and $244.7, respectively. These sub-prime and Alt-A securities had net unrealized losses of $5.1 and $6.3, respectively. The average credit rating of the sub-prime and Alt-A securities was "BBB" and "B," respectively.

The following table summarizes for fixed maturity securities and equity securities in an unrealized loss position at December 31, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position.

	12 Months or Less			Greater than 12 Months		
	Number of Securities	Fair Value	Gross Unrealized Loss	Number of Securities	Fair Value	Gross Unrealized Loss
(Securities are whole numbers)						
December 31, 2010:						
Fixed maturity securities:						
United States Government securities	23	$ 142.9	$ (3.6)	—	$ —	$ —
Government sponsored securities	24	103.5	(0.8)	—	—	—
States, municipalities and political subdivisions—tax-exempt	449	1,493.1	(38.9)	101	166.1	(29.6)
Corporate securities	742	1,436.3	(16.9)	65	92.9	(7.1)
Residential mortgage-backed securities	279	512.6	(9.0)	82	149.9	(15.4)
Commercial mortgage-backed securities	34	107.5	(1.5)	3	8.1	(2.2)
Other debt obligations	28	60.9	(0.3)	38	46.4	(9.4)
Total fixed maturity securities	1,579	3,856.8	(71.0)	289	463.4	(63.7)
Equity securities	365	81.6	(7.8)	—	—	—
Total fixed maturity and equity securities	1,944	$3,938.4	$(78.8)	289	$ 463.4	$ (63.7)
December 31, 2009:						
Fixed maturity securities:						
United States Government securities	18	$ 286.8	$ (2.4)	3	$ 3.1	$ (0.2)
Government sponsored securities	17	149.3	(0.4)	—	—	—
States, municipalities and political subdivisions—tax-exempt	162	417.6	(5.7)	185	314.8	(34.4)
Corporate securities	462	914.5	(12.9)	233	404.3	(34.5)
Residential mortgage-backed securities	219	439.0	(7.9)	128	256.1	(47.0)
Commercial mortgage-backed securities	7	9.8	(0.1)	14	39.9	(4.9)
Other debt obligations	24	112.5	(1.1)	49	61.0	(21.9)
Total fixed maturity securities	909	2,329.5	(30.5)	612	1,079.2	(142.9)
Equity securities	788	99.0	(11.2)	—	—	—
Total fixed maturity and equity securities	1,697	$2,428.5	$(41.7)	612	$1,079.2	$(142.9)

5. Investments (continued)

The weighted average credit rating of our fixed maturity securities was "A" as of December 31, 2010. We review our investment portfolios under our existing impairment review policy. Given the significant judgments involved, there is a continuing risk that further declines in fair value may occur and additional material other-than-temporary impairments may be recorded in future periods.

The amortized cost and fair value of fixed maturity securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may be less than contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,081.5	$ 1,094.4
Due after one year through five years	5,145.5	5,376.5
Due after five years through ten years	4,127.0	4,296.0
Due after ten years	2,329.1	2,351.5
Mortgage-backed securities	3,078.1	3,172.9
Total available-for-sale fixed maturity securities	$15,761.2	$16,291.3

The major categories of net investment income for the years ended December 31 are as follows:

	2010	2009	2008
Fixed maturity securities	$740.7	$796.0	$805.2
Equity securities	29.6	25.9	60.8
Cash and cash equivalents	8.3	15.0	69.4
Other	61.9	(2.7)	(55.0)
Investment income	840.5	834.2	880.4
Investment expense	(37.2)	(33.2)	(29.3)
Net investment income	$803.3	$801.0	$851.1

5. Investments (continued)

Net realized investment gains/losses and net change in unrealized appreciation/depreciation in investments for the years ended December 31, are as follows:

	2010	2009	2008
Net realized gains/losses on investments:			
Fixed maturity securities:			
Gross realized gains from sales	$268.1	$ 158.3	$ 37.7
Gross realized losses from sales	(39.1)	(135.5)	(84.6)
Net realized gains/losses from sales of fixed maturity securities	229.0	22.8	(46.9)
Equity securities:			
Gross realized gains from sales	57.7	116.5	143.1
Gross realized losses from sales	(81.4)	(81.5)	(114.8)
Net realized gains/losses from sales of equity securities	(23.7)	35.0	28.3
Other realized gains/losses on investments	(11.2)	(1.4)	47.3
Net realized gains on investments	194.1	56.4	28.7
Other-than-temporary impairment losses recognized in income:			
Fixed maturity securities	(24.4)	(217.6)	(479.8)
Equity securities	(15.0)	(232.6)	(728.1)
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	(1,207.9)
Change in net unrealized gains/losses on investments:			
Cumulative effect of adoption of FASB OTTI guidance	—	(143.1)	—
Fixed maturity securities	29.7	1,209.1	(669.5)
Equity securities	164.7	419.7	(371.7)
Total change in net unrealized gains/losses on investments	194.4	1,485.7	(1,041.2)
Deferred income tax (expense) benefit	(54.6)	(540.1)	378.8
Net change in net unrealized gains/losses on investments	139.8	945.6	(662.4)
Net realized gains/losses on investments, other-than-temporary impairment losses recognized in income and net change in net unrealized gains/losses on investments	$294.5	$ 551.8	$(1,841.6)

During the year ended December 31, 2010, we sold $7,413.0 of fixed maturity and equity securities which resulted in gross realized losses of $120.5. In the ordinary course of business, we may sell securities at a loss for a number of reasons, including, but not limited to: (i) changes in the investment environment; (ii) expectation that the fair value could deteriorate further; (iii) desire to reduce exposure to an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected cash flow.

A significant judgment in the valuation of investments is the determination of when an other-than-temporary decline in value has occurred. We follow a consistent and systematic process for recognizing impairments on securities that sustain other-than-temporary declines in value. We have established a committee responsible for the impairment review process. The decision to impair a security incorporates both quantitative criteria and qualitative information. The impairment review process considers a number of factors including, but not limited to: (i) the length of time and the extent to which the fair value has been less than book value, (ii) the financial condition and near term prospects of the issuer, (iii) our intent and ability to retain impaired equity security investments for a period of time sufficient to allow for any anticipated recovery in fair value, (iv) our intent to

5. Investments (continued)

sell or the likelihood that we will need to sell a fixed maturity security before recovery of its amortized cost basis, (v) whether the debtor is current on interest and principal payments, (vi) the reasons for the decline in value (i.e., credit event compared to liquidity, general credit spread widening, currency exchange rate or interest rate factors) and (vii) general market conditions and industry or sector specific factors. For securities that are deemed to be other-than-temporarily impaired, the security is adjusted to fair value and the resulting losses are recognized in realized gains or losses in the consolidated statements of income. The new cost basis of the impaired securities is not increased for future recoveries in fair value.

Other-than-temporary impairments recorded in 2010 and 2009 were primarily the result of the continued credit deterioration on specific issuers in the bond markets and certain equity securities' fair value remaining below cost for an extended period of time. There were no individually significant other-than-temporary impairment losses on investments by issuer during 2010 or 2009.

The significant other-than-temporary impairments recognized during 2008 primarily related to our investments in Federal Home Loan Mortgage Corporation, or Freddie Mac, Federal National Mortgage Association, or Fannie Mae, and Lehman Brothers Holdings Inc., or Lehman (or their respective subsidiaries, as appropriate), as discussed below.

Market concerns during the third quarter of 2008 related to Freddie Mac's and Fannie Mae's financial condition and liquidity prompted the U.S. government to seize control of those entities. Any potential recovery of the fair value of these securities was dependent on a number of factors and was not expected in the near term. These facts, together with the significant declines in the fair value of these securities, led us to conclude that they were other-than-temporarily impaired. Accordingly, during 2008, we recorded $135.0 and $106.6 of realized losses from other-than-temporary impairments related to our equity security investments in Freddie Mac and Fannie Mae, respectively. In addition, on September 15, 2008, Lehman filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Accordingly, recovery of our investments, if any, was deemed remote and we recognized an other-than-temporary impairment of $90.2 during 2008.

In addition, other-than-temporary impairments recognized in 2008 included charges for fixed maturity securities and equity securities for which, due to credit downgrades and/or the extent and duration of their decline in fair value in light of the then current market conditions, we determined that the impairment was deemed other-than-temporary. These securities covered a number of industries, led by the banking and financial services sectors.

The changes in the amount of the credit component of other-than-temporary impairment losses on fixed maturity securities recognized in income, for which a portion of the other-than-temporary impairment losses was recognized in other comprehensive income, was not material for the years ended December 31, 2010 or 2009.

A primary objective in the management of the fixed maturity and equity portfolios is to maximize total return relative to underlying liabilities and respective liquidity needs. In achieving this goal, assets may be sold to take advantage of market conditions or other investment opportunities as well as tax considerations. Sales will generally produce realized gains and losses.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risk factors in the near term could have an adverse material impact on our results of operations or shareholders' equity.

5. Investments (continued)

At December 31, 2010 and 2009, no investments exceeded 10% of shareholders' equity.

The carrying value of fixed maturity investments that did not produce income during 2010 and 2009 was $13.0 and $22.4 at December 31, 2010 and 2009, respectively.

As of December 31, 2010 we had committed approximately $225.8 to future capital calls from various third-party investments in exchange for an ownership interest in the related entity.

At December 31, 2010 and 2009, securities with carrying values of approximately $221.8 and $230.4, respectively, were deposited by our insurance subsidiaries under requirements of regulatory authorities.

During 2010, 2009 and 2008, we entered into securities lending programs. Securities on loan are included in the investment captions shown on the accompanying consolidated balance sheets. Under these programs, brokers and dealers who borrow securities are required to deliver substantially the same security upon completion of the transaction. The fair value of the collateral at December 31, 2010 and 2009 was $900.3 and $394.8, respectively. Income earned on security lending transactions for the years ended December 31, 2010, 2009 and 2008 was $1.9, $1.8 and $4.9, respectively.

6. Derivative Financial Instruments

A summary of the aggregate contractual or notional amounts and estimated fair values related to derivative financial instruments is as follows:

	Contractual/ Notional Amount	Balance Sheet Location	Estimated Fair Value	
			Asset	(Liability)
December 31, 2010				
Hedging instruments				
Swaps	$1,505.0	Other noncurrent assets/Other noncurrent liabilities	$ 95.3	$ —
Non-hedging instruments				
Derivatives embedded in convertible debt securities	389.8	Fixed maturity securities	108.3	—
Credit default swaps	29.8	Equity securities	—	(1.5)
Options	5,682.0	Equity securities	192.6	(215.0)
Subtotal non-hedging	6,101.6		300.9	(216.5)
Total derivatives	$7,606.6		$396.2	$(216.5)
December 31, 2009				
Hedging instruments				
Swaps	$1,775.0	Other noncurrent assets/Other noncurrent liabilities	$ 85.1	$ (0.3)
Non-hedging instruments				
Derivatives embedded in convertible debt securities	359.5	Fixed maturity securities	88.3	—
Credit default swaps	19.3	Equity securities	—	(0.2)
Subtotal non-hedging	378.8		88.3	(0.2)
Total derivatives	$2,153.8		$173.4	$ (0.5)

6. Derivative Financial Instruments (continued)

Fair Value Hedges

During the year ended December 31, 2010, we entered into a fair value hedge with a total notional value of $25.0. The hedge is an interest rate swap agreement to receive a fixed rate of 5.250% and pay a LIBOR-based floating rate and expires on January 15, 2016.

During the year ended December 31, 2009, we entered into a fair value hedge with a total notional value of $600.0. The hedge is an interest rate swap agreement to receive a fixed 5.000% rate and pay a LIBOR-based floating rate. The hedge was outstanding at December 31, 2010 and expired on its scheduled maturity date of January 15, 2011.

During the year ended December 31, 2008, we terminated two interest rate swaps of our fixed rate debt for which the counterparty was Lehman. As described in Note 5, "Investments," Lehman filed for bankruptcy protection on September 15, 2008. We recognized a $2.1 impairment of these fair value hedges as net realized losses on investments during the year ended December 31, 2008.

During the year ended December 31, 2006, we entered into two fair value hedges with a total notional value of $440.0. The first hedge is a $240.0 notional amount interest rate swap agreement to receive a fixed 6.800% rate and pay a LIBOR-based floating rate and expires on August 1, 2012. The second hedge is a $200.0 notional amount interest rate swap agreement to receive a fixed 5.000% rate and pay a LIBOR-based floating rate and expires on December 15, 2014.

During the year ended December 31, 2005, we entered into two fair value hedges with a total notional value of $660.0, which was subsequently reduced to $440.0 during 2008. The first hedge is a $240.0 notional amount interest rate swap agreement to exchange a fixed 6.800% rate for a LIBOR-based floating rate and expires on August 1, 2012. The second hedge is a $200.0 notional amount interest rate swap agreement to exchange a fixed 5.000% rate for LIBOR-based floating rate and expires December 15, 2014.

A summary of the effect of fair value hedges on our income statement for the years ended December 31, 2010 and 2009 is as follows:

Type of Fair Value Hedge	Income Statement Location of Hedge Gain (Loss)	Hedge Gain (Loss) Recognized	Hedged Item	Income Statement Location of Hedged Item Gain (Loss)	Hedged Item Gain (Loss) Recognized
Year ended December 31, 2010:					
Swaps	Interest expense	$44.8	Fixed rate debt	Interest expense	$(44.8)
Year ended December 31, 2009:					
Swaps	Interest expense	$38.0	Fixed rate debt	Interest expense	$(38.0)

Cash Flow Hedges

During 2010, we entered into forward starting pay fixed interest rate swaps with a notional amount of $650.0. The objective of these hedges was to eliminate the variability of cash flows in the interest payments on the debt securities issued in August 2010. These swaps were terminated in August 2010, and we paid a net $24.0, the net fair value at the time of termination. In addition, we recorded a loss of $15.6, net of tax, in other comprehensive income.

6. Derivative Financial Instruments (continued)

Following the August 12, 2010 issuance of debt securities, the unamortized fair value of the forward starting pay fixed swaps included in accumulated other comprehensive income began amortizing into earnings, as an increase to interest expense. In addition, we have amounts recorded in accumulated other comprehensive income for certain forward starting pay fixed swaps that were terminated in prior years. The hedged debt securities have maturity dates ranging from 2014 to 2040.

Beginning in the fourth quarter of 2009 and continuing into the second quarter of 2010, we entered into a series of forward starting pay fixed interest rate swaps with a total combined notional amount of $250.0. The objective of this series of hedges was to eliminate the variability of the cash flows associated with interest payments on our senior term loan. We agreed to receive a LIBOR-based floating rate and pay a fixed rate. The swaps began to expire on a monthly basis starting on April 30, 2010 and the final swap in the series expired at maturity on September 30, 2010.

In January 2009, we entered into forward starting pay fixed swaps with an aggregate notional amount of $800.0. The objective of these hedges was to eliminate the variability of cash flows in the interest payments on the debt securities issued in February 2009. These swaps were terminated in February 2009, and we paid a net $3.2, the net fair value at the time of termination. In addition, we recorded a loss of $2.1, net of tax, in other comprehensive income. Following the February 5, 2009 issuance of debt securities, the unamortized fair value of the forward starting pay fixed swaps included in accumulated other comprehensive income began amortizing into earnings, as an increase to interest expense. The hedged debt securities have maturity dates ranging from 2014 to 2036.

The unrecognized loss for cash flow hedges included in accumulated other comprehensive income at December 31, 2010 and 2009 was $25.3 and $10.8, respectively. As of December 31, 2010, the total amount of amortization over the next twelve months for all cash flow hedges will decrease interest expense by approximately $2.3.

A summary of the effect of cash flow hedges on our financial statements for the years ended December 31, 2010 and 2009 is as follows:

	Effective Portion			Ineffective Portion	
Type of Cash Flow Hedge	Pretax Hedge Gain (Loss) Recognized in Other Comprehensive Income	Income Statement Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income	Hedge Gain (Loss) Reclassified from Accumulated Other Comprehensive Income	Income Statement Location of Gain (Loss) Recognized	Hedge Gain (Loss) Recognized
Year ended December 31, 2010:					
Forward starting pay fixed swaps	$(24.0)	Interest expense	$(1.2)	None	$—
Year ended December 31, 2009:					
Forward starting pay fixed swaps	$ (3.5)	Interest expense	$—	None	$—
Other fixed pay swaps	$ —	Interest expense	$ 0.2	None	$—

We test for cash flow hedge effectiveness at hedge inception and re-assess at the end of each reporting period. No amounts were excluded from the assessment of hedge effectiveness.

6. Derivative Financial Instruments (continued)

Non-Hedging Derivatives

A summary of the effect of non-hedging derivatives on our income statement for the years ended December 31, 2010 and 2009 is as follows:

Type of Non-hedging Derivatives	Income Statement Location of Gain (Loss) Recognized	Derivative Gain (Loss) Recognized
Year ended December 31, 2010:		
Derivatives embedded in convertible debt securities	Net realized gains (losses) on investments	$ 24.3
Credit default swaps	Net realized gains (losses) on investments	(2.0)
Options	Net realized gains (losses) on investments	(62.9)
Total		$(40.6)
Year ended December 31, 2009:		
Derivatives embedded in convertible debt securities	Net realized gains (losses) on investments	$ 44.0
Credit default swaps	Net realized gains (losses) on investments	(1.0)
Options	Net realized gains (losses) on investments	(5.6)
Futures	Net realized gains (losses) on investments	3.3
Foreign currency derivatives	Net realized gains (losses) on investments	1.2
Total		$ 41.9

7. Fair Value

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by FASB guidance for fair value measurements and disclosures, are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Transfers between levels, if any, are recorded as of the beginning of the reporting period.

The following methods and assumptions were used to determine the fair value of each class of assets and liabilities recorded at fair value in the consolidated balance sheets:

Cash equivalents: Cash equivalents primarily consist of highly rated money market funds with maturities of three months or less, and are purchased daily at par value with specified yield rates. Due to the high ratings and short-term nature of the funds, we consider all cash equivalents as Level I.

7. Fair Value (continued)

Fixed maturity securities, available-for-sale: Fair values of available-for-sale fixed maturity securities are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs, for the determination of fair value to facilitate fair value measurements and disclosures. United States Government securities represent Level I securities, while Level II securities primarily include corporate securities, securities from states, municipalities and political subdivisions and residential mortgage-backed securities. For securities not actively traded, the third party pricing services may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. We also have certain fixed maturity securities, primarily corporate debt and other fixed maturity securities, that are designated Level III securities. For these securities, the valuation methodologies may incorporate broker quotes or assumptions for benchmark yields, credit spreads, default rates and prepayment speeds that are not observable in the markets.

Equity securities, available-for-sale: Fair values of equity securities are generally designated as Level I and are based on quoted market prices. For certain equity securities, quoted market prices for the identical security are not always available and the fair value is estimated by reference to similar securities for which quoted prices are available. These securities are designated Level II. In addition, we invest in certain put and call options for which quoted market prices are not available and fair value is estimated based on inputs such as spot rates, interest rates, dividend rates and volatility assumptions, which are observable in the equity markets. These securities are also designated Level II. We also have certain equity securities, including private equity securities, for which the fair value is estimated based on each security's current condition and future cash flow projections. Such securities are designated Level III.

Other invested assets, current: Other invested assets, current include securities held in rabbi trusts that are classified as trading. Fair values are based on quoted market prices.

Securities lending collateral: Fair values of securities lending collateral are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs, for the determination of fair value to facilitate fair value measurements and disclosures.

Derivatives—interest rate swaps: Fair values are based on the quoted market prices by the financial institution that is the counterparty to the swap. We independently verify prices provided by the counterparties using valuation models that incorporate market observable inputs for similar interest rate swaps.

We obtain only one quoted price for each security from third party pricing services, which are derived through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. As we are responsible for the determination of fair value, we perform monthly analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analysis includes a review of month-to-month price fluctuations. If unusual fluctuations are noted in this review, we may obtain additional information from other pricing services to validate the quoted price. There were no adjustments to quoted market prices obtained from third party pricing services during the years ended December 31, 2010 and 2009 that were material to the consolidated financial statements.

7. Fair Value (continued)

In addition, the following methods and assumptions were used to determine the fair value of each class of pension benefit plan assets and other benefit plan assets not defined above (see Note 11, "Retirement Benefits," for fair values of benefit plan assets):

Mutual funds: Fair values are based on quoted market prices, which represent the net asset value, or NAV, of shares held.

Common and collective trusts: Fair values of common/collective trusts that replicate traded money market funds are based on cost, which approximates fair value. Fair values of common/collective trusts that invest in securities are valued at the NAV of the shares held, where the trust applies fair value measurements to the underlying investments to determine the NAV.

Partnership interests: Fair values are estimated based on the plan's proportionate share of the undistributed partners' capital as reported in audited financial statements of the partnership.

Contract with insurance company: Fair value of the contract in the insurance company general investment account is determined by the insurance company based on the fair value of the underlying investments of the account.

Investment in DOL 103-12 trust: Fair value is based on the plan's proportionate share of the fair value of investments held by the trust, qualified as a Department of Labor Regulation 2520.103-12 entity, or DOL 103-12 trust, as reported in audited financial statements of the trust, where the trustee applies fair value measurements to the underlying investments of the trust.

7. Fair Value (continued)

A summary of fair value measurements by level for assets and liabilities measured at fair value on a recurring basis is as follows:

	Level I	Level II	Level III	Total
December 31, 2010:				
Assets:				
Cash equivalents	$1,374.9	$ —	$ —	$ 1,374.9
Investments available-for-sale:				
Fixed maturity securities:				
United States Government securities	511.4	—	—	511.4
Government sponsored securities	—	330.8	—	330.8
States, municipalities and political subdivisions—tax-exempt	—	4,692.2	—	4,692.2
Corporate securities	—	6,932.8	278.4	7,211.2
Options embedded in convertible debt securities	—	108.3	—	108.3
Residential mortgage-backed securities	—	2,832.7	3.8	2,836.5
Commercial mortgage-backed securities	—	328.6	7.8	336.4
Other debt obligations	—	183.1	81.4	264.5
Total fixed maturity securities	511.4	15,408.5	371.4	16,291.3
Equity securities	1,202.3	50.0	17.3	1,269.6
Other invested assets, current	21.1	—	—	21.1
Securities lending collateral	355.7	544.6	—	900.3
Derivatives excluding embedded options (reported with other noncurrent assets)	—	95.3	—	95.3
Total	$3,465.4	$16,098.4	$388.7	$19,952.5
December 31, 2009:				
Assets:				
Cash equivalents	$4,461.0	$ —	$ —	$ 4,461.0
Investments available-for-sale:				
Fixed maturity securities:				
United States Government securities	727.6	—	—	727.6
Government sponsored securities	—	640.7	—	640.7
States, municipalities and political subdivisions—tax-exempt	—	4,146.3	—	4,146.3
Corporate securities	—	6,292.4	231.7	6,524.1
Options embedded in convertible debt securities	—	88.3	—	88.3
Residential mortgage-backed securities	—	3,358.1	2.0	3,360.1
Commercial mortgage-backed securities	—	129.1	7.1	136.2
Other debt obligations	—	198.0	106.0	304.0
Total fixed maturity securities	727.6	14,852.9	346.8	15,927.3
Equity securities	980.4	58.3	4.5	1,043.2
Other invested assets, current	26.5	—	—	26.5
Securities lending collateral	305.3	89.5	—	394.8
Derivatives excluding embedded options (reported with other noncurrent assets)	—	85.1	—	85.1
Total	$6,500.8	$15,085.8	$351.3	$21,937.9
Liabilities:				
Derivatives (reported with other noncurrent liabilities)	$ —	$ (0.3)	$ —	$ (0.3)

7. Fair Value (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Corporate Securities	Residential Mortgage-backed Securities	Commercial Mortgage-backed Securities	Other Debt Obligations	States, Municipalities and Political Subdivisions-tax-exempt	Equity Securities	Total
Year Ended December 31, 2010:							
Beginning balance at January 1, 2010	$231.7	$ 2.0	$ 7.1	$106.0	$ —	$ 4.5	$ 351.3
Total gains (losses):							
Recognized in net income	(6.6)	—	—	(3.9)	—	(2.9)	(13.4)
Recognized in accumulated other comprehensive income	18.7	—	1.7	13.2	—	2.0	35.6
Purchases, sales, issuances and settlements, net	(18.0)	1.8	(1.0)	(33.9)	—	0.7	(50.4)
Transfers into Level III	52.6	—	—	—	—	13.0	65.6
Transfers out of Level III	—	—	—	—	—	—	—
Ending balance at December 31, 2010	$278.4	$ 3.8	$ 7.8	$ 81.4	$ —	$17.3	$ 388.7
Change in unrealized losses included in net income related to assets still held for the year ended December 31, 2010	$ (6.9)	$—	$—	$ (1.1)	$ —	$(2.6)	$ (10.6)
Year Ended December 31, 2009:							
Beginning balance at January 1, 2009	$191.1	$ 7.0	$ 9.7	$138.7	$ —	$11.2	$ 357.7
Total gains (losses):							
Recognized in net income	(4.6)	(1.7)	0.2	(50.7)	—	(1.2)	(58.0)
Recognized in accumulated other comprehensive income	30.1	1.2	(1.5)	46.5	—	(0.3)	76.0
Purchases, sales, issuances and settlements, net	(11.4)	(4.5)	(1.3)	(29.6)	—	(5.2)	(52.0)
Transfers into Level III	48.7	—	—	4.9	—	—	53.6
Transfers out of Level III	(22.2)	—	—	(3.8)	—	—	(26.0)
Ending balance at December 31, 2009	$231.7	$ 2.0	$ 7.1	$106.0	$ —	$ 4.5	$ 351.3
Change in unrealized losses included in net income related to assets still held for the year ended December 31, 2009	$ (3.4)	$—	$—	$(39.9)	$ —	$—	$ (43.3)
Year Ended December 31, 2008:							
Beginning balance at January 1, 2008	$ 0.9	$—	$—	$ —	$ —	$ 6.1	$ 7.0
Total gains (losses):							
Recognized in net income	(20.0)	—	—	(25.3)	—	(0.3)	(45.6)
Recognized in accumulated other comprehensive income	(0.9)	(3.3)	0.3	(33.0)	—	(0.7)	(37.6)
Purchases, sales, issuances and settlements, net	(6.8)	—	(3.1)	(22.3)	(10.9)	0.1	(43.0)
Transfers into Level III	270.5	13.6	12.5	221.1	109.0	6.0	632.7
Transfers out of Level III	(52.6)	(3.3)	—	(1.8)	(98.1)	—	(155.8)
Ending balance at December 31, 2008	$191.1	$ 7.0	$ 9.7	$138.7	$ —	$11.2	$ 357.7
Change in unrealized losses included in net income related to assets still held for the year ended December 31, 2008	$(20.1)	$—	$—	$(24.3)	$ —	$—	$ (44.4)

7. Fair Value (continued)

There were no material transfers between Levels I, II and III during the years ended December 31, 2010 and 2009.

During 2008, certain securities, primarily certain corporate inverse floating rate securities, structured securities and municipal bonds were thinly traded or not traded at all due to concerns in the securities markets and resulting lack of liquidity. In addition, one or more of the inputs used to determine the securities' fair value, including, but not limited to, prepayment speeds, credit spreads, default rates and benchmark yields, became unobservable, and the fair values of those securities were estimated using internal estimates for those unobservable inputs.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. We completed our acquisition of DeCare on April 9, 2009. On that date, we acquired net assets with a fair value of $82.8 and recorded goodwill with a fair value of $15.0, which was subsequently reduced to $14.4 resulting from purchase accounting adjustments. The net assets acquired and resulting goodwill were recorded at fair value using Level III inputs. The fair value of the net assets acquired was internally estimated based on a blend of the income approach and market value approach. Refer to Note 10, "Goodwill and Other Intangible Assets," for disclosure of additional assets measured at fair value on a nonrecurring basis during the year ended December 31, 2009.

Whenever possible, we attempt to obtain quoted market prices to estimate fair values for recognition and disclosure purposes. Where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. These techniques are significantly affected by our assumptions, including discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair values.

In addition to the preceding disclosures on assets recorded at fair value in the consolidated balance sheets, FASB guidance also requires the disclosure of fair values for certain other financial instruments for which it is practicable to estimate fair value, whether or not such values are recognized in the consolidated balance sheets.

Non-financial instruments such as real estate, property and equipment, other current assets, deferred income taxes and intangible assets, and certain financial instruments such as policy liabilities are excluded from the fair value disclosures. Therefore, the fair value amounts cannot be aggregated to determine our underlying economic value.

The carrying amounts reported in the consolidated balance sheets for cash, accrued investment income, premium and self-funded receivables, other receivables, unearned income, accounts payable and accrued expenses, income taxes payable, security trades pending payable, securities lending payable and certain other current liabilities approximate fair value because of the short term nature of these items. These assets and liabilities are not listed in the table below.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Other invested assets, long-term: Other invested assets, long-term include primarily our investments in limited partnerships, joint ventures and other non-controlled corporations, as well as the cash surrender value of corporate-owned life insurance policies. Investments in limited partnerships, joint ventures and other

7. Fair Value (continued)

non-controlled corporations are carried at our share in the entities' undistributed earnings, which approximates fair value. The carrying value of corporate-owned life insurance policies are the cash surrender value as reported by the respective insurer.

Short-term borrowings: The fair value of our short-term borrowings is based on quoted market prices for the same or similar debt, or, if no quoted market prices were available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

Long-term debt—commercial paper: The carrying amount for commercial paper approximates fair value as the underlying instruments have variable interest rates at market value.

Long-term debt—notes, term loan and capital leases: The fair value of notes and amounts due under our senior term loan is based on quoted market prices for the same or similar debt, or, if no quoted market prices were available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities. Capital leases are carried at the unamortized present value of the minimum lease payments, which approximates fair value.

The carrying values and estimated fair values of financial instruments not recorded at fair value on our consolidated balance sheets at December 31 are as follows:

	2010		2009	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Assets:				
Other invested assets, long-term	$ 865.4	$ 865.4	$ 775.3	$ 775.3
Liabilities:				
Debt:				
Short-term borrowings	100.0	100.0	—	—
Commercial paper	336.2	336.2	500.6	500.6
Notes, term loan and capital leases	8,517.5	9,010.6	7,898.5	8,128.8

8. Income Taxes

The components of deferred income taxes at December 31 are as follows:

	2010	2009
Deferred tax assets relating to:		
Retirement benefits	$ 354.8	$ 425.9
Accrued expenses	495.3	551.5
Alternative minimum tax and other credits	5.4	5.6
Insurance reserves	201.4	227.3
Net operating loss carryforwards	35.4	42.9
Bad debt reserves	121.0	110.0
Depreciation and amortization	4.0	4.4
State income tax	46.3	51.8
Deferred compensation	66.9	78.6
Investment basis difference	180.5	179.2
Other	70.6	58.5
Total deferred tax assets	1,581.6	1,735.7
Valuation allowance	(11.0)	(11.2)
Total deferred tax assets, net of valuation allowance	1,570.6	1,724.5
Deferred tax liabilities relating to:		
Unrealized gains on securities	317.2	263.1
Acquisition related:		
Goodwill and other acquisition related liabilities	39.7	30.3
Trademarks and other non-amortizable intangibles	2,095.5	2,122.8
Subscriber base, provider and hospital networks	519.6	623.3
Internally developed software and other amortization differences	333.2	264.2
Investment basis difference	—	1.8
Retirement benefits	190.9	197.8
State deferred tax	37.6	43.0
Other	162.9	124.8
Total deferred tax liabilities	3,696.6	3,671.1
Net deferred tax liability	$(2,126.0)	$(1,946.6)
Deferred tax asset —current	$ 460.9	$ 523.8
Deferred tax liability —noncurrent	(2,586.9)	(2,470.4)
Net deferred tax liability	$(2,126.0)	$(1,946.6)

The valuation allowance is primarily attributable to the uncertainty of alternative minimum tax credits and net operating loss carryforwards. As deferred tax assets related to these types of deductions are recognized in the tax return, the valuation allowance is no longer required and is reduced.

8. Income Taxes (continued)

Significant components of the provision for income taxes for the years ended December 31, consist of the following:

	2010	2009	2008
Current tax expense:			
Federal	$1,329.5	$2,516.2	$ 1,506.7
State and local	28.5	87.1	125.9
Total current tax expense	1,358.0	2,603.3	1,632.6
Deferred tax expense (benefit)	108.7	53.8	(1,000.9)
Total income tax expense	$1,466.7	$2,657.1	$ 631.7

A reconciliation of income tax expense recorded in the consolidated statements of income and amounts computed at the statutory federal income tax rate for the years ended December 31, is as follows:

	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
Amount at statutory rate	$1,523.8	35.0%	$2,591.0	35.0%	$1,092.8	35.0%
State and local income taxes net of federal tax benefit	42.8	1.0	82.4	1.1	36.2	1.2
Tax exempt interest and dividends received deduction	(53.0)	(1.2)	(51.7)	(0.7)	(54.6)	(1.8)
Audit settlements	(18.1)	(0.4)	(12.9)	(0.2)	(480.6)	(15.4)
Sale of PBM	—	—	73.4	1.0	—	—
Other, net	(28.8)	(0.7)	(25.1)	(0.3)	37.9	1.2
Total income tax expense	$1,466.7	33.7%	$2,657.1	35.9%	$ 631.7	20.2%

During the year ended December 31, 2009, we completed the sale of our PBM business and recorded tax expense of $1,431.1 related to this sale. The components of the tax on the sale were $1,327.3 computed at the statutory federal rate, $30.4 for state and local taxes and $73.4 for other tax adjustments.

During the year ended December 31, 2008, we settled disputes with the Internal Revenue Service, or IRS, relating to certain tax years and involving industry issues which we had been discussing with the IRS for several years. The industry issues primarily related to the deduction of intangible assets provided in the Tax Reform Act of 1986 and the special deduction allowable to Blue Cross Blue Shield plans under certain circumstances. As a result of these settlements, gross unrecognized tax benefits were reduced by $391.1 and the consolidated results of operations were benefited by $289.5 through a reduction in income tax expense.

During the year ended December 31, 2008, our state deferred tax liabilities decreased by $49.7, resulting in a tax benefit, net of federal taxes of $32.3. This resulted from a lower effective tax rate due to changes in the composition of the apportionment factors in our combined state income tax returns.

We account for income tax contingencies in accordance with FASB guidance related to uncertainty in tax positions, which clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements.

8. Income Taxes (continued)

The change in the carrying amount of gross unrecognized tax benefits from uncertain tax positions for the years ended December 31, is as follows:

	2010	2009
Balance at January 1	$116.4	$159.1
Additions for tax positions related to:		
Current year	4.6	6.3
Prior years	0.5	2.9
Reductions related to:		
Tax positions of prior year	(13.0)	(20.3)
Settlements with taxing authorities	(8.1)	(31.6)
Balance at December 31	$100.4	$116.4

The table above excludes interest, net of related tax benefits, which is treated as income tax expense (benefit) under our accounting policy. The interest is included in the amounts described in the following paragraph.

As of December 31, 2010, $89.5 of unrecognized tax benefits would impact our effective tax rate in future periods, if recognized. Also included is $3.4 that would be recognized as an adjustment to additional paid-in capital and would not affect our effective tax rate. The December 31, 2010 balance includes $2.8 of tax positions for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Excluding the impact of interest and penalties, the disallowance of the shorter deductibility period would not affect our effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

For the years ended December 31, 2010, 2009 and 2008, we recognized approximately $(2.9), $(0.9) and $(139.3) in interest, respectively. The interest in 2010 is comprised of interest recorded in the income statement of $(1.7) and interest reclassified to a liability account of $(1.2). We had accrued approximately $24.8 and $28.1 for the payment of interest at December 31, 2010 and 2009, respectively.

As of December 31, 2010, as further described below, certain tax years remain open to examination by the IRS and various state and local authorities. In addition, we continue to discuss certain industry issues with the IRS. As a result of these examinations and discussions, we have recorded amounts for uncertain tax positions. It is anticipated that the amount of unrecognized tax benefits will change in the next twelve months due to possible settlements of audits and changes in temporary items. However, the ultimate resolution of these items is dependent on a number of factors, such as completion of negotiations with taxing authorities, the outcome of litigation and settlement of industry issues. While it is difficult to determine when other tax settlements will actually occur, it is reasonably possible that one could occur in the next twelve months and our unrecognized tax benefits could change within a range of approximately $(45.0) to $5.0.

We are a member of the IRS Compliance Assurance Program, or CAP. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations.

As of December 31, 2010, the examinations of our 2009 through 2004 tax years continue to be in process. In addition, there are several years with ongoing disputes related to pre-acquisition companies that continue to be in

8. Income Taxes (continued)

process. Many of the issues in open tax years have been resolved; however, several of the examinations still require approval from the Joint Committee on Taxation before they can be finalized. The years under audit are in part interdependent on the settlement of the pre-acquisition audits, some of which require the approval of the Joint Committee on Taxation, impacting the ultimate conclusion of all the examinations.

In certain states, we pay premium taxes in lieu of state income taxes. Premium taxes are reported with general and administrative expense.

At December 31, 2010, we had unused federal tax net operating loss carryforwards of approximately $101.0 to offset future taxable income. The loss carryforwards expire in the years 2015 through 2024. During 2010, 2009 and 2008 federal income taxes paid totaled $2,531.9, $1,194.2 and $1,700.2, respectively.

9. Property and Equipment

A summary of property and equipment at December 31 is as follows:

	2010	2009
Land and improvements	$ 51.9	$ 51.9
Building and components	388.2	384.4
Data processing equipment, furniture and other equipment	671.8	706.9
Computer software, purchased and internally developed	1,145.6	1,055.3
Leasehold improvements	165.5	161.6
	2,423.0	2,360.1
Accumulated depreciation and amortization	(1,267.5)	(1,260.5)
Property and equipment, net	$ 1,155.5	$ 1,099.6

Property and equipment includes assets purchased under noncancelable capital leases of $64.7 and $50.1 at December 31, 2010 and 2009, respectively. Total accumulated amortization on leased assets at December 31, 2010 and 2009 was $62.0 and $44.0, respectively. Depreciation expense for 2010, 2009 and 2008 was $103.1, $107.1 and $105.4, respectively. Amortization expense on leased assets, computer software and leasehold improvements for 2010, 2009 and 2008 was $194.3, $184.3 and $172.0, respectively, which includes amortization expense on computer software, both purchased and internally developed, for 2010, 2009 and 2008 of $171.9, $158.8 and $146.1, respectively. Capitalized costs related to the internal development of software of $898.5 and $820.2 at December 31, 2010 and 2009, respectively, are reported with computer software.

In addition to impairments for information technology assets related to our change in strategic focus primarily in response to health care reform as described in Note 4, "Restructuring Activities," we experienced $54.8 of impairment for information technology assets due to our decision to discontinue further use of these assets in the normal course of business.

10. Goodwill and Other Intangible Assets

A summary of the change in the carrying amount of goodwill by reportable segment (see Note 20, "Segment Information") for 2010 and 2009 is as follows:

	Commercial	Consumer	Other	Total
Balance as of January 1, 2009	$9,974.7	$3,321.5	$ 165.1	$13,461.3
UniCare goodwill impairment	(41.0)	—	—	(41.0)
Sale of PBM business	—	—	(165.1)	(165.1)
Goodwill acquired	14.4	—	—	14.4
Purchase price allocation adjustments	(4.0)	(1.0)	—	(5.0)
Balance as of December 31, 2009	9,944.1	3,320.5	—	13,264.6
Purchase price allocation adjustments	0.7	(0.4)	—	0.3
Balance as of December 31, 2010	$9,944.8	$3,320.1	$ —	$13,264.9
Accumulated impairment as of December 31, 2010	$ (41.0)	$ —	$ —	$ (41.0)

Goodwill adjustments incurred during 2010 included a reduction of $1.5 related to the tax benefit on the exercise of stock options issued as part of various acquisitions and an increase of $1.8 related to other purchase accounting adjustments. Goodwill adjustments in 2009 included a reduction of $3.6 related to the tax benefit on the exercise of stock options issued as part of various acquisitions and a decrease of $1.4 related to other purchase accounting adjustments.

As required by FASB guidance, we completed our annual impairment tests of existing goodwill and other intangible assets with indefinite lives during the fourth quarters of 2010, 2009 and 2008. The guidance also requires interim impairment testing to be performed when potential impairment indicators exist. These tests involve the use of estimates related to the fair value of goodwill and intangible assets with indefinite lives and require a significant degree of management judgment and the use of subjective assumptions. The fair values were estimated using the income and market value valuation methods, incorporating Level III internal estimates for inputs, including, but not limited to, revenue projections, income projections, cash flows and discount rates. The annual impairment tests are performed in the fourth quarter and, thus, are performed after the recognition of the impairment discussed in the following paragraph.

As a result of a strategic action, on October 28, 2009, we announced that we entered into a member transition agreement with Health Care Service Corporation, or HCSC, which operates as Blue Cross and Blue Shield in Illinois and Texas. Under this agreement, HCSC offered guaranteed replacement coverage to our UniCare commercial group and individual members in those states. In the fourth quarter of 2009, commensurate with the expected transition of our Illinois and Texas UniCare commercial group and individual members to HCSC, we identified and recorded a pre-tax goodwill impairment charge of $41.0.

The goodwill in our Other segment related entirely to our PBM business that was sold to Express Scripts on December 1, 2009.

Goodwill acquired in 2009 included $14.4 related to the DeCare acquisition.

10. Goodwill and Other Intangible Assets (continued)

The components of other intangible assets as of December 31 are as follows:

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with finite lives:						
Subscriber base	$3,121.6	$(1,618.7)	$1,502.9	$3,128.6	$(1,394.8)	$1,733.8
Provider and hospital networks	106.1	(31.1)	75.0	137.2	(35.1)	102.1
Other	46.8	(15.0)	31.8	54.0	(17.4)	36.6
Total	3,274.5	(1,664.8)	1,609.7	3,319.8	(1,447.3)	1,872.5
Intangible assets with indefinite life:						
Blue Cross and Blue Shield and other trademarks	5,998.7	—	5,998.7	5,998.7	—	5,998.7
Provider relationships	271.8	—	271.8	271.5	—	271.5
Licenses	116.6	—	116.6	116.6	—	116.6
Total	6,387.1	—	6,387.1	6,386.8	—	6,386.8
Other intangible assets	$9,661.6	$(1,664.8)	$7,996.8	$9,706.6	$(1,447.3)	$8,259.3

In the first quarter of 2010, we recognized an impairment charge of $21.1 for certain intangible assets associated with the UniCare provider networks, due to a decision we made to transfer certain membership to an alternative network.

Our PBM business, together with other business units, partially supported our UniCare tradenames that are recognized as indefinite lived intangible assets. These tradenames were not sold with the PBM business in 2009. Accordingly, after the sale of the PBM business, a portion of these tradenames was impaired as the cash flows from the remaining business units were not sufficient to fully support the carrying value of these intangible assets. In addition, the UniCare tradenames are also partially supported by revenues generated from our UniCare subsidiaries, which among other products and services, sell health insurance products to commercial customers, as well as Medicare products to our Senior membership across the United States. During 2009, we expected future revenues from these business units to decline, primarily due to a decline in our low margin auto-assigned membership associated with Medicare Part D as well as the transition of our Illinois and Texas UniCare commercial group and individual members to HCSC beginning on January 1, 2010. Accordingly, during 2009, the PBM business sale, the expected decline in future Medicare Part D auto-assigned membership and the member transition agreement with HCSC, triggered an impairment review of our UniCare tradenames, which are included in the Commercial and Consumer segments. As a result, we identified and recorded a pre-tax impairment charge relating to our UniCare tradenames of $219.6, the majority of which was driven by the loss of the 2010 Medicare Part D auto-assigned membership. The valuation considered the expected future cash flows of all business units that support the affected tradenames.

As of December 31, 2010, estimated amortization expense for each of the five years ending December 31, is as follows: 2011, $225.4; 2012, $205.9; 2013, $183.5; 2014, $165.6; 2015, $148.2.

11. Retirement Benefits

We sponsor various non-contributory employee defined benefit plans through certain subsidiaries.

The WellPoint Cash Balance Pension Plan, or the WellPoint Plan, is a cash balance pension plan covering certain eligible employees of the affiliated companies that participate in the WellPoint Plan. Effective January 1, 2006, benefits were curtailed, with the result that most participants stopped accruing benefits but continue to earn interest on benefits accrued prior to the curtailment. Certain participants subject to collective bargaining and certain other participants who met grandfathering rules continue to accrue benefits. Several pension plans acquired through various corporate mergers and acquisitions have been merged into the WellPoint Plan. Effective January 1, 2011, we split the WellPoint Plan, with no change in benefits for any participant. Current employees who are still receiving credits and/or benefit accruals were placed into a new plan, the WellPoint Cash Balance Pension Plan B. All other participants remain in the WellPoint Plan.

The UGS Pension Plan is a defined benefit pension plan with a cash balance component. The UGS Pension Plan covers eligible employees of the affiliated companies that participate in the UGS Pension Plan. Effective January 1, 2004, benefits were curtailed, with the result that most participants stopped accruing benefits but continue to earn interest on benefits previously accrued. Certain employees subject to collective bargaining and certain other employees who met grandfathering rules continue to accrue benefits.

The Employees' Retirement Plan of Blue Cross of California, or the BCC Plan, is a defined benefit pension plan that covers eligible employees of Blue Cross of California who are covered by a collective bargaining agreement. Effective January 1, 2007, benefits were curtailed under the BCC Plan with the result that no Blue Cross of California employees hired after December 31, 2006 are eligible to participate in the BCC Plan.

All of the plans' assets consist primarily of common stocks, fixed maturity securities, investment funds and short-term investments. The funding policies for all plans are to contribute amounts at least sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including amendment by the Pension Protection Act of 2006, and in accordance with income tax regulations, plus such additional amounts as are necessary to provide assets sufficient to meet the benefits to be paid to plan participants.

We use a December 31 measurement date for determining benefit obligations and fair value of plan assets.

The following tables disclose consolidated "pension benefits," which include the defined benefit pension plans described above, and consolidated "other benefits," which include postretirement health and welfare benefits including medical, vision and dental benefits offered to certain employees. Calculations were computed using assumptions at the December 31 measurement dates.

The reconciliation of the benefit obligation is as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Benefit obligation at beginning of year	$1,751.5	$1,688.8	$619.8	$575.3
Service cost	17.3	22.2	7.4	7.2
Interest cost	88.7	91.4	34.7	31.9
Actuarial loss	7.0	67.8	30.1	31.6
Benefits paid	(149.1)	(140.5)	(33.1)	(28.0)
Business combinations	—	21.8	—	1.8
Benefit obligation at end of year	$1,715.4	$1,751.5	$658.9	$619.8

11. Retirement Benefits (continued)

The changes in the fair value of plan assets are as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$1,703.5	$1,456.0	$132.4	$ 35.2
Actual return on plan assets	184.4	268.1	3.7	12.4
Employer contributions	3.9	103.6	172.2	114.5
Benefits paid	(149.1)	(140.5)	(37.6)	(29.7)
Business combinations	—	16.3	—	—
Fair value of plan assets at end of year	$1,742.7	$1,703.5	$270.7	$132.4

The net amount included in the consolidated balance sheets is as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Noncurrent assets	$ 97.0	$ 20.8	$ —	$ —
Current liabilities	(4.2)	(4.9)	—	—
Noncurrent liabilities	(65.5)	(63.9)	(388.2)	(487.4)
Net amount at December 31	$ 27.3	$(48.0)	$(388.2)	$(487.4)

The net amounts included in accumulated other comprehensive loss (income) that have not been recognized as components of net periodic benefit costs are as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Net actuarial loss	$460.7	$555.1	$191.8	$162.9
Prior service credit	(5.5)	(6.3)	(81.4)	(91.0)
Net amount at December 31	$455.2	$548.8	$110.4	$ 71.9

The estimated net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next year are $42.2 and $0.8, respectively. The estimated net actuarial loss and prior service credit for postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next year are $10.5 and $9.4, respectively.

The accumulated benefit obligation for the defined benefit pension plans was $1,695.4 and $1,742.8 at December 31, 2010 and 2009, respectively.

As of December 31, 2010, certain pension plans had accumulated benefit obligations in excess of plan assets. For those same plans, the projected benefit obligation was also in excess of plan assets. Such plans had a combined projected benefit obligation, accumulated benefit obligation and fair value of plan assets of $93.1, $90.7 and $25.3, respectively.

11. Retirement Benefits (continued)

The assumptions used in calculating the benefit obligations for all plans are as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Discount rate	5.15%	5.36%	5.24%	5.79%
Rate of compensation increase	3.75%	4.00%	3.75%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	6.75%	7.00%

The components of net periodic benefit cost (credit) included in the consolidated statements of income are as follows:

	2010	2009	2008
Pension Benefits			
Service cost	$ 17.3	$ 22.2	$ 30.1
Interest cost	88.7	91.4	99.9
Expected return on assets	(139.6)	(142.8)	(154.8)
Recognized actuarial loss	25.5	2.2	0.1
Amortization of prior service credit	(0.8)	(0.8)	(0.9)
Settlement loss	31.1	—	—
Curtailment gain	—	—	(1.4)
Net periodic benefit cost (credit)	$ 22.2	$ (27.8)	$ (27.0)
Other Benefits			
Service cost	$ 7.4	$ 7.2	$ 5.8
Interest cost	34.7	31.9	33.0
Expected return on assets	(10.3)	(2.5)	(3.5)
Recognized actuarial loss	7.8	7.0	5.2
Amortization of prior service credit	(9.5)	(9.8)	(9.8)
Net periodic benefit cost	$ 30.1	$ 33.8	$ 30.7

During 2010, we incurred total settlement losses of $31.1 as lump-sum payments exceeded the service cost and interest cost components of net periodic benefit cost for two of our plans.

The assumptions used in calculating the net periodic benefit cost for all plans are as follows:

	2010	2009	2008
Pension Benefits			
Discount rate	5.36%	5.64%	6.00%
Rate of compensation increase	4.00%	4.00%	4.50%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Other Benefits			
Discount rate	5.79%	5.73%	6.10%
Rate of compensation increase	4.00%	4.00%	4.50%
Expected rate of return on plan assets	7.00%	7.25%	7.25%

11. Retirement Benefits (continued)

The assumed health care cost trend rate to be used for next year to measure the expected cost of other benefits is 8.00% with a gradual decline to 5.00% by the year 2017. These estimated trend rates are subject to change in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, an increase in the assumed health care cost trend rate of one percentage point would increase the postretirement benefit obligation as of December 31, 2010 by $49.7 and would increase service and interest costs by $2.7. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation by $42.7 as of December 31, 2010 and would decrease service and interest costs by $2.3.

An important factor in determining our pension expense is the assumption for expected long-term rate of return on plan assets. We use a total portfolio return analysis in the development of our assumption. Factors such as past market performance, the long-term relationship between fixed maturity and equity securities, interest rates, inflation and asset allocations are considered in the assumption. The assumption includes an estimate of the additional return expected from active management of the investment portfolio. Peer data and an average of historical returns are also reviewed for appropriateness of the selected assumption.

In managing the plan assets, our objective is to be a responsible fiduciary while minimizing financial risk. We attempt to mitigate risk to the pension plan assets through our investment policy, which places limits on the overall mix, quality of investments, and concentrations in individual investments. Treasury futures in the portfolio are sometimes used as a substitute for physical securities. In addition to providing sufficient funding and producing a reasonable return, the investment strategy seeks to minimize the volatility in employer expense and cash flow.

Plan assets include a diversified mix of investment grade fixed maturity securities, equity securities and alternative investments across a range of sectors and levels of capitalization to maximize the long-term return for a prudent level of risk. The target allocation for pension benefit plan assets is 44% equity securities, 45% fixed maturity securities, and 11% to all other types of investments. Equity securities primarily include a mix of domestic securities, foreign securities and mutual funds invested in equities. Fixed maturity securities primarily include treasury securities, corporate bonds, and asset- backed investments issued by corporations and the U.S. government. Other types of investments include partnership interests and investments in trusts designed specifically for employee benefit plans. As of December 31, 2010, there were no significant concentrations of investments in the pension benefit assets or other benefit assets. No plan assets were invested in WellPoint common stock as of the measurement date.

Pension benefit assets and other benefit assets recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

11. Retirement Benefits (continued)

The fair values of our pension benefit assets and other benefit assets at December 31, 2010 by asset category and level inputs, as defined by FASB guidance regarding fair value measurements and disclosures (see Note 7, "Fair Value," for additional information regarding the definition of level inputs), are as follows:

	Level I	Level II	Level III	Total
December 31, 2010:				
Pension Benefit Assets:				
Equity securities:				
U.S. securities	$160.8	$ —	$413.7	$ 574.5
Foreign securities	276.4	—	—	276.4
Fixed maturity securities:				
Government securities	142.0	24.0	—	166.0
Corporate bonds	—	183.0	—	183.0
Asset-backed securities	—	134.8	—	134.8
Other types of investments:				
Mutual funds	25.3	—	—	25.3
Common and collective trusts	—	45.3	—	45.3
Partnership interests	—	—	147.4	147.4
Contract with insurance company	—	—	188.8	188.8
Other plan assets	0.5	—	0.7	1.2
Total pension benefit assets	$605.0	$387.1	$750.6	$1,742.7
Other Benefit Assets:				
Equity securities:				
U.S. securities	$ 11.4	$ —	$ 16.1	$ 27.5
Foreign securities	10.8	—	—	10.8
Fixed maturity securities:				
Government securities	5.5	0.9	—	6.4
Corporate securities	190.1	7.1	—	197.2
Asset-backed securities	—	5.3	—	5.3
Other types of securities:				
Common and collective trusts	—	1.8	—	1.8
Partnership interests	—	—	5.7	5.7
Investment in DOL 103-12 trust	—	16.0	—	16.0
Total other benefit assets	$217.8	$ 31.1	$ 21.8	$ 270.7

11. Retirement Benefits (continued)

The fair values of our pension benefit assets and other benefit assets at December 31, 2009 by asset category and level inputs, as defined by FASB guidance regarding fair value measurements and disclosures (see Note 7, "Fair Value," for additional information regarding the definition of level inputs) are as follows (continued):

	Level I	Level II	Level III	Total
December 31, 2009:				
Pension Benefit Assets:				
Equity securities:				
U.S. securities	$140.1	$ —	$425.4	$ 565.5
Foreign securities	146.8	—	—	146.8
Fixed maturity securities:				
Government securities	61.2	18.3	—	79.5
Corporate bonds	—	166.5	—	166.5
Asset-backed securities	—	142.7	6.0	148.7
Other types of investments:				
Mutual funds	22.1	—	—	22.1
Common and collective trusts	—	89.5	115.7	205.2
Partnership interests	—	—	162.2	162.2
Contract with insurance company	—	—	204.3	204.3
Other plan assets	—	—	2.7	2.7
Total pension benefit assets	$370.2	$417.0	$916.3	$1,703.5
Other Benefit Assets:				
Cash and cash equivalents	$ 70.0	$ —	$ —	$ 70.0
Equity securities:				
U.S. securities	12.7	—	10.9	23.6
Foreign securities	3.8	—	—	3.8
Fixed maturity securities:				
Government securities	1.6	0.4	—	2.0
Corporate securities	—	4.3	—	4.3
Asset-backed securities	—	3.7	0.1	3.8
Other types of securities:				
Common and collective trusts	—	2.3	3.0	5.3
Partnership interests	—	—	4.2	4.2
Investment in DOL 103-12 trust	—	15.4	—	15.4
Total other benefit assets	$ 88.1	$ 26.1	$ 18.2	$ 132.4

11. Retirement Benefits (continued)

A reconciliation of the beginning and ending balances of plan assets measured at fair value using Level III inputs for the years ended December 31, 2010 and 2009 is as follows:

	U.S. Equity Securities	Asset Backed Securities	Common / Collective Trusts	Partnership Interests	Insurance Company Contracts	Other Plan Assets	Total
Beginning balance at January 1, 2009	$313.9	$ 6.5	$ 96.0	$ 94.0	$241.3	$—	$ 751.7
Actual return on plan assets:							
Relating to assets still held at the reporting date	122.4	0.7	22.7	23.4	(17.5)	(1.6)	150.1
Purchases, sales, issuances and settlements, net	—	(1.3)	—	49.0	(19.5)	4.3	32.5
Transfers into Level III	—	0.2	—	—	—	—	0.2
Ending balance at December 31, 2009	436.3	6.1	118.7	166.4	204.3	2.7	934.5
Actual return on plan assets:							
Relating to assets still held at the reporting date	65.5	0.5	0.6	(10.8)	10.2	1.6	67.6
Purchases, sales, issuances and settlements, net	(72.0)	(2.0)	(119.3)	(2.5)	(25.7)	(3.6)	(225.1)
Transfers out of Level III	—	(4.6)	—	—	—	—	(4.6)
Ending balance at December 31, 2010	$429.8	$—	$ —	$153.1	$188.8	$ 0.7	$ 772.4

There were no material transfers between Levels I, II and III during the years ended December 31, 2010 and 2009.

Our current funding strategy is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of maximum tax deductible amounts. We may elect to make discretionary contributions up to the maximum amount deductible for income tax purposes. For the years ended December 31, 2010 or 2009, no material contributions were necessary to meet ERISA required funding levels; however, we made tax deductible discretionary contributions totaling $138.9 and $188.6 to the benefit plans, respectively. Employer contributions to other benefit plans represent discretionary contributions and do not include payments to retirees for current benefits.

Our estimated future payments for pension benefits and postretirement benefits, which reflect expected future service, as appropriate, are as follows:

	Pension Benefits	Other Benefits
2011	$137.4	$ 42.6
2012	130.1	44.4
2013	128.5	45.9
2014	133.6	47.5
2015	132.5	48.9
2016 – 2020	684.8	254.0

In addition to the defined benefit plans, we maintain the WellPoint 401(k) Retirement Savings Plan, a qualified defined contribution plan covering substantially all employees. Voluntary employee contributions are matched by us subject to certain limitations. Contributions made by us totaled $111.0, $111.0 and $104.3 during 2010, 2009 and 2008, respectively.

12. Medical Claims Payable

A reconciliation of the beginning and ending balances for medical claims payable is as follows:

	Years Ended December 31		
	2010	2009	2008
Gross medical claims payable, beginning of period	$ 5,450.5	$ 6,184.7	$ 5,788.0
Ceded medical claims payable, beginning of period	(29.9)	(60.3)	(60.7)
Net medical claims payable, beginning of period	5,420.6	6,124.4	5,727.3
Business combinations and purchase adjustments	—	2.8	—
Net incurred medical claims:			
Current year	45,077.1	47,315.1	47,940.9
Prior years redundancies	(718.0)	(807.2)	(263.2)
Total net incurred medical claims	44,359.1	46,507.9	47,677.7
Net payments attributable to:			
Current year medical claims	40,387.8	42,056.9	42,020.7
Prior years medical claims	4,572.4	5,157.6	5,259.9
Total net payments	44,960.2	47,214.5	47,280.6
Net medical claims payable, end of period	4,819.5	5,420.6	6,124.4
Ceded medical claims payable, end of period	32.9	29.9	60.3
Gross medical claims payable, end of period	$ 4,852.4	$ 5,450.5	$ 6,184.7

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any year end are continually reviewed and re-estimated as information regarding actual claims payments becomes known. This information is compared to the originally established year end liability. Negative amounts reported for incurred claims related to prior years result from claims being settled for amounts less than originally estimated.

The following table provides a summary of the two key assumptions having the most significant impact on our incurred but not paid liability estimates for the years ended December 31, 2010, 2009 and 2008, which are the completion and trend factors. These two key assumptions can be influenced by utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, claim submission patterns and operational changes resulting from business combinations.

	Favorable (Unfavorable) Developments by Changes in Key Assumptions		
	2010	2009	2008
Assumed trend factors	$534.9	$466.1	$ 383.5
Assumed completion factors	183.1	341.1	(120.3)
Total	$718.0	$807.2	$ 263.2

The favorable development recognized in 2010 resulted primarily from trend factors in late 2009 developing more favorably than originally expected. In addition, a minor but steady improvement in payment cycle times impacted completion factor development and contributed to the favorability. The favorable development

12. Medical Claims Payable (continued)

recognized in 2009 was driven by significant contributions from both trend and completion factor development. Trend factors in late 2008 restated more favorably than originally expected. Further, a large reduction in payment cycle times also impacted completion factor development and contributed to the favorability. The favorable development in 2008 was less significant. Trend factors in late 2008 developed more favorably than expected. Offsetting a portion of this impact was unfavorability created by completion factor development, which was driven by claim processing patterns developing differently than expected.

Due to changes within our Company and industry during 2010, we re-evaluated our actuarial processes and resulting levels of reserves. As discussed in Note 2, "Basis of Presentation and Significant Accounting Policies," Actuarial Standards of Practice require that claims liabilities be appropriate under moderately adverse circumstances. To satisfy these requirements, our reserving process has historically involved recognizing the inherent volatility in actual future claim payments compared to the current estimate for the related liability by recording a provision for adverse deviation. This additional reserve establishes a sufficient level of conservatism in the liability estimate that is similar from period to period. There are a number of factors that can require a higher or lower level of additional reserve, such as changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, or overall variability in claim payment patterns and claim inventory levels. Given that in the more recent periods we experienced higher levels of automatic claims adjudication and faster claims payment leading to lower and more consistent claims inventory levels, we determined that using a lower level of targeted reserve for adverse deviation provides a similar level of confidence that the established reserves are appropriate in the current environment. This change in estimate resulted in a benefit to 2010 income before income tax expense and diluted earnings per share of $67.7 and $0.11, respectively. We expect to use this lower level of targeted reserve for adverse deviation in future periods unless changing circumstances require us to revise the estimate.

13. Debt

Short-term Borrowings

We are a member of the Federal Home Loan Bank of Indianapolis and the Federal Home Loan Bank of Cincinnati, collectively, the FHLBs, and as a member we have the ability to obtain cash advances subject to certain requirements. In order to obtain cash advances, we are required to pledge securities as collateral to the FHLBs, initially equal to a certain percentage of the cash borrowings, depending on the type of securities pledged as collateral. The market value of the collateral is monitored daily by the FHLBs, and if it falls below the required percentage of the cash borrowings, we are required to pledge additional securities as collateral or repay a portion of the outstanding cash advance balance. In addition, our borrowings may be limited based on the amount of our investment in the FHLBs' common stock. Our investment in the FHLBs' common stock at December 31, 2010 totaled $11.4, which is reported in "Investments available-for-sale—Equity securities" on the consolidated balance sheets. On December 21, 2010, we borrowed $100.0 from the FHLBs with a one-month term at a fixed interest rate of 0.120%, which was outstanding at December 31, 2010 and was repaid on January 18, 2011. On January 18, 2011, we borrowed another $100.0 for a two-month period at 0.200%, with a maturity date of March 21, 2011. In addition, on April 12, 2010, we borrowed $100.0 from the FHLBs with a two-year term at a fixed interest rate of 1.430%, which is reported with "Long-term debt, less current portion" on the consolidated balance sheets. Securities, primarily certain U.S. government sponsored mortgage-backed securities, with a fair value of $237.9 at December 31, 2010, have been pledged as collateral. The securities pledged are reported in "Investments available-for-sale—Fixed maturity securities" on the consolidated balance sheets.

13. Debt (continued)

Long-term Debt

The carrying value of long-term debt at December 31 consists of the following:

	2010	2009
Senior unsecured notes:		
5.000%, face amount of $700.0, due 2011	$ 701.8	$ 698.7
6.375%, face amount of $350.0, due 2012	354.4	358.5
6.800%, face amount of $800.0, due 2012	842.0	846.2
6.000%, face amount of $400.0, due 2014	397.6	396.8
5.000%, face amount of $500.0, due 2014	547.5	532.9
5.250%, face amount of $1,100.0, due 2016	1,093.4	1,092.1
5.875%, face amount of $700.0, due 2017	693.0	692.1
7.000%, face amount of $600.0, due 2019	595.2	594.7
4.350%, face amount of $700.0, due 2020	693.3	—
5.950%, face amount of $500.0, due 2034	494.9	494.7
5.850%, face amount of $900.0, due 2036	889.7	889.3
6.375%, face amount of $800.0, due 2037	789.7	789.4
5.800%, face amount of $300.0, due 2040	293.5	—
Surplus notes:		
9.125%, face amount of $42.0, due 2010	—	42.0
9.000%, face amount of $25.1, due 2027	24.9	24.8
Variable rate debt:		
Commercial paper program	336.2	500.6
Senior term loan	—	433.1
Fixed rate 1.430% FHLBs secured loan, due 2012	100.0	—
Capital leases, stated or imputed rates from 4.860% to 26.030% due through 2012	6.6	13.2
Total long-term debt	8,853.7	8,399.1
Current portion of long-term debt	(705.9)	(60.8)
Long-term debt, less current portion	$8,147.8	$8,338.3

At maturity on January 15, 2011, we repaid the $700.0 outstanding balance of our 5.000% senior unsecured notes.

On September 30, 2010, we entered into a senior credit facility, or the facility, with certain lenders for general corporate purposes. The facility provides credit up to $2,000.0 and matures on September 30, 2013. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. Commitment and legal fees paid for the facility were $7.6 and there are no conditions that are probable of occurring under which the facility may be withdrawn. There were no amounts outstanding under the facility as of or during the three months ended December 31, 2010, or under a previous facility during the nine months ended September 30, 2010. At December 31, 2010, we had $2,000.0 available under the facility. This facility replaced our previous senior credit facility, which provided credit up to $2,392.0.

13. Debt (continued)

On August 12, 2010, we issued $700.0 of 4.350% notes due 2020 and $300.0 of 5.800% notes due 2040 under our shelf registration statement. We used the proceeds from this debt issuance to repay the remaining outstanding balance of our variable rate senior term loan and for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

Surplus notes are unsecured obligations of Anthem Insurance Companies, Inc., or Anthem Insurance, a wholly owned subsidiary, and are subordinate in right of payment to all of Anthem Insurance's existing and future indebtedness. Any payment of interest or principal on the surplus notes may be made only with the prior approval of the Indiana Department of Insurance, or IDOI, and only out of capital and surplus funds of Anthem Insurance that the IDOI determines to be available for the payment under Indiana insurance laws. During April 2010, we repaid the remaining $42.0 outstanding balance of our 9.125% surplus notes.

In July 2009, May 2009 and March 2009, we repurchased $390.0, $300.0 and $400.0, respectively, of our $1,090.0 face value due at maturity zero coupon notes. The notes were issued in August 2007 in a private placement transaction. We paid cash totaling $553.8 to repurchase the notes, which had a remaining carrying value of zero at December 31, 2009.

On February 5, 2009, we issued $400.0 of 6.000% notes due 2014 and $600.0 of 7.000% notes due 2019 under our shelf registration statement. The proceeds from this debt issuance were used for general corporate purposes, including, but not limited to, repayment of short-term debt and repurchasing shares of our common stock. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

We have an authorized commercial paper program of up to $2,500.0, the proceeds of which may be used for general corporate purposes. The weighted-average interest rate on commercial paper borrowings at December 31, 2010 and 2009 was 0.359% and 0.340%, respectively. Commercial paper borrowings have been classified as long-term debt at December 31, 2010 and 2009 as our practice and intent is to replace short-term commercial paper outstanding at expiration with additional short-term commercial paper for an uninterrupted period extending for more than one year or our ability to redeem our commercial paper with borrowings under the senior credit facility described above.

Interest paid during 2010, 2009 and 2008 was $419.6, $409.2 and $443.4, respectively.

We were in compliance with all applicable covenants under our outstanding debt agreements.

Future maturities of debt, including capital leases, are as follows: 2011, $1,043.9; 2012, $1,297.1; 2013, $0.0; 2014, $945.1; 2015, $0.0 and thereafter, $5,567.6.

14. Commitments and Contingencies

Litigation

In various California state courts, we are defending a number of individual lawsuits, including one filed by the Los Angeles City Attorney, and one purported class action alleging the wrongful rescission of individual insurance policies. The suits name WellPoint as well as Blue Cross of California, or BCC, and BC Life & Health Insurance Company, or BCL&H (which name changed to Anthem Blue Cross Life and Health Insurance Company in July 2007), both WellPoint subsidiaries. The lawsuits generally allege breach of contract, bad faith and unfair business practices in a purported practice of rescinding new individual members following the submission of large claims. The parties agreed to mediate most of these lawsuits and the mediation resulted in the resolution of some of these lawsuits. Final approval of the class action settlement was granted on July 13, 2010, and no appeals were filed. Payments pursuant to the terms of the settlement are expected to occur in the first or second quarter of 2011 and will not have a material impact on our consolidated financial position or results of operations. The Los Angeles City Attorney filed an amended complaint in October 2010, adding claims of misrepresentation arising from several public statements made by the Company during the year. A demurrer to the amended complaint has been filed.

We are currently defending several putative class actions filed as a result of the 2001 Anthem Insurance Companies, Inc., or AICI, demutualization. The suits name AICI as well as Anthem, Inc., or Anthem, n/k/ a WellPoint, Inc. The suits are captioned as *Ronald Gold, et al. v. Anthem, Inc. et al.; Mary E. Ormond, et al. v. Anthem, Inc,. et al.; Ronald E. Mell, Sr., et al. v. Anthem, Inc., et al; and Jeffrey D. Jorling, et al., v. Anthem, Inc. (n/k/a WellPoint, Inc.) et al.* AICI's 2001 Plan of Conversion, or the Plan, provided for the conversion of AICI from a mutual insurance company into a stock insurance company pursuant to Indiana law. Under the Plan, AICI distributed the fair value of the company at the time of conversion to its Eligible Statutory Members, or ESMs, in the form of cash or Anthem common stock in exchange for their membership interests in the mutual company. The lawsuits generally allege that AICI distributed value to the wrong ESMs or distributed insufficient value to the ESMs. In *Gold*, cross motions for summary judgment were granted in part and denied in part with regard to the issue of sovereign immunity asserted by co-defendant, the State of Connecticut (the "State"). The State appealed this denial to the Connecticut Supreme Court. We filed a cross-appeal. Oral argument was held in November 2008. On May 11, 2010, the Court reversed the judgment of the trial court denying the State's motion to dismiss the plaintiff's claims under sovereign immunity. Our cross-appeal was dismissed by the Court. The case was remanded to the trial court for further proceedings. In the *Ormond* suit, our Motion to Dismiss was granted in part and denied in part on March 31, 2008. The Court dismissed the claims for violation of federal and state securities laws, for violation of the Indiana Demutualization Law and for unjust enrichment. On September 29, 2009, a class was certified. The class consists of all ESMs residing in Ohio, Indiana, Kentucky or Connecticut who received cash compensation in connection with the demutualization. The class does not include employers located in Ohio and Connecticut that received compensation under the Plan. On December 23, 2010, a motion for class certification was denied in the *Jorling* suit. On November 4, 2009 a class was certified in the *Mell* suit. That class consists of persons who were employees or retirees who were continuously enrolled in the health benefit plan sponsored by the City of Cincinnati between the dates of June 18, 2001 and November 2, 2001. On March 3, 2010, the Court issued an order granting our motion for summary judgment. As a result, the Mell suit has been dismissed. The plaintiffs have filed an appeal with the Sixth Circuit Court of Appeals, which is pending. We intend to vigorously defend these suits; however, their ultimate outcome cannot be presently determined.

We are currently a defendant in a putative class action relating to out-of-network, or OON, reimbursement of dental claims called *American Dental Association v. WellPoint Health Networks, Inc. and Blue Cross of California*. The lawsuit was filed in March 2002 by the American Dental Association, and three dentists who are

14. Commitments and Contingencies (continued)

suing on behalf of themselves and are seeking to sue on behalf of a nationwide class of all non-participating dental providers who were paid less than their actual charges for dental services provided to WellPoint dental members. The complaint alleges that WellPoint Health Networks Inc., BCC and other WellPoint affiliates and subsidiaries (collectively, WellPoint) improperly set usual, customary and reasonable payment for OON dental services based on HIAA/Ingenix data. The plaintiffs claim, among other things, that the HIAA/Ingenix databases fail to account for differences in geography, provider specialty, outlier (high) charges, and complexity of procedure. The complaint further alleges that WellPoint was aware that this data was inappropriate to set usual, customary and reasonable rates. The dentists sue as assignees of their patients' rights to benefits under WellPoint's dental plans and assert that WellPoint breached its contractual obligations in violation of ERISA by routinely paying OON dentists less than their actual charges and representing that its OON payments were properly determined usual, customary and reasonable rates. The suit is currently pending in the United States District Court for the Southern District of Florida. We have refiled a motion for summary judgment, which is pending. We intend to vigorously defend this lawsuit; however, its ultimate outcome cannot be presently determined.

We are currently a defendant in eleven putative class actions relating to OON reimbursement. The cases have been made part of a WellPoint-only multi-district litigation called *In re WellPoint, Inc. Out-of-Network "UCR" Rates Litigation* and are pending in the United States District Court for the Central District of California. The first lawsuit (*Darryl and Valerie Samsell v. WellPoint, Inc., WellPoint HealthNetworks, Inc. and Anthem, Inc.*) was filed in February 2009 by two former members on behalf of a putative class of members who received OON services for which the defendants paid less than billed charges. The plaintiffs in that case allege that the defendants violated RICO, the Sherman Antitrust Act, ERISA, and federal regulations by relying on databases provided by Ingenix in determining OON reimbursement. The second lawsuit (*AMA et al. v. WellPoint, Inc.*) was brought in March 2009 by the American Medical Association, or AMA, four state medical associations and two individual physicians on behalf of a putative class of OON physicians. The third lawsuit (*Roberts v. UnitedHealth Group, Inc. et al.*) was brought in March 2009 by a WellPoint member as a putative class action on behalf of all persons or entities who have paid premiums for OON health insurance coverage. The fourth lawsuit (*JBW v. UnitedHealth Group, Inc. et al.*) was brought in April 2009 by a WellPoint member as a putative class action on behalf of all persons who have paid premiums for OON health insurance coverage. The fifth lawsuit (*O'Brien, et al. v. WellPoint, Inc., et al.*) was brought in May 2009 by three WellPoint members as a putative class action on behalf of all persons who received OON services. The sixth lawsuit (*Higashi, D.C. d/b/a Mar Vista Institute of Health v. Blue Cross of California d/b/a WellPoint, Inc.*) was brought in June 2009 by an OON chiropractor as a putative class action on behalf of all OON chiropractors. The seventh suit (*North Peninsula Surgical Center v. WellPoint, Inc., et al.*) was brought in June 2009 by an OON surgical center as a putative class action on behalf of all OON surgical centers. The eighth lawsuit (*American Podiatric Medical Association, et al. v. WellPoint, Inc.*) was brought in June 2009 by the American Podiatric Medical Association, California Chiropractic Association, California Psychological Association and an OON clinical psychologist as a putative class action on behalf of OON podiatrists, chiropractors and psychologists. The ninth lawsuit (*Michael Pariser, et al. v. WellPoint, Inc.*) was brought in July 2009 by an OON psychologist as a putative class action on behalf of all OON providers who are not medical doctors or doctors of osteopathy. The tenth lawsuit (*Harold S. Bernard, Ph.D., et al. v. WellPoint, Inc.*) was brought in July 2009 by an OON psychologist as a putative class action on behalf of all non-medical doctor health care providers. The eleventh lawsuit (*Ken Unmacht, Psy.D., et al. v. WellPoint, Inc.*) was brought in August 2009 by an OON licensed psychotherapist as a putative class action on behalf of all non-medical doctor health care providers. A consolidated complaint was filed for the eleven cases, and then was amended to broaden the allegations in the lawsuit to OON reimbursement methodologies beyond the use of Ingenix. We filed a revised motion to dismiss the amended consolidated complaint, which is pending.

14. Commitments and Contingencies (continued)

At the end of 2009, we filed a motion to enjoin the claims brought by the medical doctors and doctors of osteopathy based on prior litigation releases. The magistrate judge recommended that our motion to enjoin be granted. The plaintiffs filed objections to the recommendation and we responded. The objections are pending. Plaintiffs then filed a petition for declaratory judgment asking the Court to find that those claims are not barred by the prior litigation releases. We have filed a motion to dismiss the petition for declaratory judgment, which is pending. We intend to vigorously defend these suits; however, their ultimate outcomes cannot be presently determined.

Other Contingencies

From time to time, we and certain of our subsidiaries are parties to various legal proceedings, many of which involve claims for coverage encountered in the ordinary course of business. We, like HMOs and health insurers generally, exclude certain health care and other services from coverage under our HMO, PPO and other plans. We are, in the ordinary course of business, subject to the claims of our enrollees arising out of decisions to restrict or deny reimbursement for uncovered services. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on us. In addition, the risk of potential liability under punitive damage theories may increase significantly the difficulty of obtaining reasonable settlements of coverage claims.

In addition to the lawsuits described above, we are also involved in other pending and threatened litigation of the character incidental to our business, arising out of our operations and our revision of earnings guidance in 2008, and are from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits, reviews and administrative proceedings include routine and special inquiries by state insurance departments, state attorneys general, the U.S. Attorney General and subcommittees of the U.S. Congress. Such investigations, audits, reviews and administrative proceedings could result in the imposition of civil or criminal fines, penalties, other sanctions and additional rules, regulations or other restrictions on our business operations. Any liability that may result from any one of these actions, or in the aggregate, could have a material adverse effect on our consolidated financial position or results of operations.

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA, is a voluntary association consisting of the state life and health insurance guaranty organizations located throughout the U.S. State life and health insurance guaranty organizations, working together with NOLHGA, provide a safety net for their state's policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The Insurance Commissioner has petitioned the state court for liquidation, however, we do not know when a decision will be made, although we believe it is likely the state court will rule within the next twelve months. In the event that Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through state guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot estimate our net exposure, if any, to this potential insolvency. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our operating results.

14. Commitments and Contingencies (continued)

Contractual Obligations and Commitments

On December 1, 2009, we entered into a ten-year agreement with Express Scripts to provide pharmacy benefit management services for our plans. Under this agreement, Express Scripts will be the exclusive provider of certain specified pharmacy benefit management services, such as pharmacy network management, home delivery, pharmacy customer service, claims processing, rebate management, drug utilization and specialty pharmaceutical management services. Accordingly, the agreement contains certain financial and operational requirements obligating both Express Scripts and us. Express Scripts' primary obligations relate to the performance of such services and meeting certain pricing guarantees and performance standards. Our primary obligations relate to oversight, provision of data, payment for services, transition services and certain minimum volume requirements. The failure by either party to meet the respective requirements could potentially serve as a basis for early termination of the contract. In addition, our failure to meet certain minimum script volume requirements may result in financial penalties that could have a material impact on our results of operations.

On March 31, 2009, we entered into an agreement with Affiliated Computer Services, Inc. to provide certain print and mailroom services that were previously performed in-house. Our commitment under this agreement at December 31, 2010 was $330.0 over a five year period. We have the ability to terminate this agreement upon the occurrence of certain events, subject to early termination fees.

During the first quarter of 2010, we entered into a new agreement with International Business Machines Corporation to provide information technology infrastructure services. This new agreement supersedes certain prior agreements and also includes provisions for additional services. Our remaining commitment under this agreement at December 31, 2010 was $1,022.7 over a four year period. We have the ability to terminate this agreement upon the occurrence of certain events, subject to early termination fees.

Vulnerability from Concentrations

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investment securities, premium receivables and instruments held through hedging activities. All investment securities are managed by professional investment managers within policies authorized by our Board of Directors. Such policies limit the amounts that may be invested in any one issuer and prescribe certain investee company criteria. Concentrations of credit risk with respect to premium receivables are limited due to the large number of employer groups that constitute our customer base in the geographic regions in which we conduct business. As of December 31, 2010, there were no significant concentrations of financial instruments in a single investee, industry or geographic location.

15. Capital Stock

Stock Incentive Plans

On March 15, 2006, our Board of Directors adopted the WellPoint 2006 Incentive Compensation Plan, or the Plan, which was approved by our shareholders on May 16, 2006. On March 4, 2009, our Board of Directors approved an amendment and restatement of the Plan to increase the number of shares available by 33.0 shares, to rename the plan as the WellPoint Incentive Compensation Plan, or Incentive Plan, and to extend the term of the plan such that no awards may be granted on or after May 20, 2019, which was approved by our shareholders on May 20, 2009.

15. Capital Stock (continued)

The Incentive Plan gives authority to the Compensation Committee of the Board of Directors to make incentive awards to our non-employee directors, employees and consultants, consisting of stock options, stock, restricted stock, restricted stock units, cash-based awards, stock appreciation rights, performance shares and performance units. The Incentive Plan, as amended and restated, increases the number of available shares for issuance to 60.1 shares, subject to adjustment as set forth in the Incentive Plan.

Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the grant date. Stock options granted in 2010, 2009 and 2008 vest over three years in equal semi-annual installments and generally have a term of seven years from the grant date.

Certain option grants contain provisions whereby the employee continues to vest in the award subsequent to termination due to retirement. Our attribution method for newly granted awards considers all vesting and other provisions, including retirement eligibility, in determining the requisite service period over which the fair value of the awards will be recognized.

Restricted stock awards are issued at the fair value of the stock on the grant date and may also include one or more performance measures that must be met for the restricted stock award to vest. The restrictions lapse in three equal annual installments.

During 2010, we modified a portion of the restricted stock units granted in 2010 to change the vesting date from the respective date in 2013 to December 10, 2012. This modification ensures maximum tax deductibility of the compensation costs associated with these restricted stock units, which deduction will not be fully available to us beginning in 2013 due to changes in tax law resulting from health care reform legislation. There were approximately 0.4 restricted stock units modified, which impacted 2,690 associates. These modifications did not result in any incremental share-based compensation costs.

For the years ended December 31, 2010, 2009 and 2008, we recognized share-based compensation cost of $136.0, $153.6 and $156.0, respectively, as well as related tax benefits of $45.9, $52.8 and $53.6, respectively.

A summary of stock option activity for the year ended December 31, 2010 is as follows:

	Number of Shares	Weighted- Average Option Price per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	26.5	$56.98		
Granted	2.9	61.76		
Exercised	(2.7)	35.04		
Forfeited or expired	(1.8)	61.64		
Outstanding at December 31, 2010	24.9	59.60	4.3	$186.5
Exercisable at December 31, 2010	19.0	63.42	4.0	$108.9

The intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 amounted to $66.9, $40.4 and $54.4, respectively. We recognized tax benefits of $25.2, $18.8 and $22.0 in 2010, 2009 and 2008, respectively, from option exercises and disqualifying dispositions. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $93.5, $21.5 and $44.8, respectively. During the years ended December 31, 2010, 2009 and 2008 we received cash of $95.3, $79.8 and $70.5, respectively, from exercises of stock options.

15. Capital Stock (continued)

A summary of the status of nonvested restricted stock activity, including restricted stock units, for the year ended December 31, 2010 is as follows:

	Restricted Stock Shares and Units	Weighted- Average Grant Date Fair Value per Share
Nonvested at January 1, 2010	4.2	$36.02
Granted	1.9	61.39
Vested	(1.5)	40.50
Forfeited	(0.4)	42.40
Nonvested at December 31, 2010	4.2	44.71

During the year ended December 31, 2010, we granted approximately 0.3 restricted stock units under the Incentive Plan that were contingent upon us achieving specified operating gain targets for 2010. We exceeded the specified operating targets and, accordingly, 0.4 restricted stock units were issued under this performance plan.

As of December 31, 2010, the total remaining unrecognized compensation cost related to nonvested stock options and restricted stock amounted to $29.0 and $65.1, respectively, which will be amortized over the weighted-average remaining requisite service periods of 9 and 10 months, respectively.

As of December 31, 2010, there were 34.4 shares of common stock available for future grants under the Incentive Plan.

Fair Value

We use a binomial lattice valuation model to estimate the fair value of all stock options granted. Expected volatility assumptions used in the binomial lattice model are based on an analysis of implied volatilities of publicly traded options on our stock and historical volatility of our stock price. The risk-free interest rate is derived from the U.S. Treasury strip rates at the time of the grant. The expected term of the options was derived from the outputs of the binomial lattice model, which incorporates post-vesting forfeiture assumptions based on an analysis of historical data. The dividend yield was based on our estimate of future dividend yields. Similar groups of employees that have dissimilar exercise behavior are considered separately for valuation purposes. We utilize the "multiple-grant" approach for recognizing compensation expense associated with each separately vesting portion of the share-based award.

The following weighted-average assumptions were used to estimate the fair values of options granted during the years ended December 31:

	2010	2009	2008
Risk-free interest rate	3.09%	1.79%	3.36%
Volatility factor	34.00%	37.00%	26.00%
Dividend yield	—	—	—
Weighted-average expected life	4.0 years	4.0 years	4.0 years

15. Capital Stock (continued)

The following weighted-average fair values were determined for the years ending December 31:

	2010	2009	2008
Options granted during the year	$18.76	$ 9.44	$18.63
Restricted stock and stock awards granted during the year	61.38	30.52	66.57
Employee stock purchases during the year	8.64	7.08	6.76

The binomial lattice option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in our opinion, existing models do not necessarily provide a reliable single measure of the fair value of our stock option grants.

Employee Stock Purchase Plan

We have registered 14.0 shares of common stock for the Employee Stock Purchase Plan, or the Stock Purchase Plan, which is intended to provide a means to encourage and assist employees in acquiring a stock ownership interest in WellPoint. Pursuant to terms of the Stock Purchase Plan, no employee is permitted to purchase more than $25,000 (actual dollars) worth of stock in any calendar year, based on the fair value of the stock at the end of each plan quarter. Employees become participants by electing payroll deductions from 1% to 15% of gross compensation. Payroll deductions are accumulated during each quarter and applied toward the purchase of stock on the last trading day of each quarter. Once purchased, the stock is accumulated in the employee's investment account. Through December 31, 2010, the Stock Purchase Plan allowed for a purchase price per share of 85% of the fair value of a share of common stock on the last trading day of the plan quarter. During 2010, 2009, and 2008, 1.0, 1.2 and 1.3 shares of common stock, respectively, were purchased under the Stock Purchase Plan, resulting in $8.5, $8.2 and $9.0 of related compensation cost, respectively. As of December 31, 2010, 6.1 shares were available for issuance under the Stock Purchase Plan. The Stock Purchase Plan was suspended effective January 1, 2011.

Use of Capital and Stock Repurchase Program

We regularly review the appropriate use of capital, including common stock repurchases and dividends to shareholders. The declaration and payment of any dividends or repurchases of our common stock are at the discretion of our Board of Directors and depends upon our financial condition, results of operations, future liquidity needs, regulatory and capital requirements and other factors deemed relevant by our Board of Directors. Historically our common stock repurchase program, discussed below, has been our primary use of capital, and we have not previously paid any cash dividends on our common stock through December 31, 2010.

Under our Board of Directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing market prices, subject to certain restrictions on volume, pricing and timing. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. During the year ended December 31, 2010, we repurchased and retired approximately 76.7 shares at an average per share price of $56.86, for an aggregate cost of $4,360.3. During the year ended December 31, 2009, we repurchased and retired approximately 57.3 shares at an average per share price of $46.02, for an aggregate cost of $2,638.4. During the year ended December 31, 2008, we repurchased and retired approximately 56.4 shares at an average per share

15. Capital Stock (continued)

price of $58.07, for an aggregate cost of $3,276.2. The excess of cost of the repurchased shares over par value is charged on a pro rata basis to additional paid-in capital and retained earnings. On January 26, October 29 and December 9, 2010, our Board of Directors increased the share repurchase authorization by $3,500.0, $500.0 and $125.0, respectively. As of December 31, 2010, $148.5 remained authorized for future repurchases. On February 3, 2011, our Board of Directors increased the share repurchase authorization by $375.0. Subsequent to December 31, 2010, we repurchased and retired approximately 2.6 shares for an aggregate cost of approximately $162.7, leaving approximately $360.8 for authorized future repurchases at February 9, 2011. Our stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares under the program when we believe it is a prudent use of capital.

16. Accumulated Other Comprehensive Income (Loss)

A reconciliation of the components of accumulated other comprehensive income at December 31 is as follows:

	2010	2009
Investments:		
Gross unrealized gains	$1,048.0	$ 896.5
Gross unrealized losses	(134.5)	(153.7)
Net pretax unrealized gains	913.5	742.8
Deferred tax liability	(320.5)	(274.9)
Net unrealized gains on investments	593.0	467.9
Non-credit component of OTTI on investments:		
Unrealized losses	(9.1)	(32.8)
Deferred tax asset	3.1	12.1
Net unrealized non-credit component of OTTI on investments	(6.0)	(20.7)
Cash flow hedges:		
Gross unrealized losses	(39.1)	(16.5)
Deferred tax asset	13.8	5.7
Net unrealized losses on cash flow hedges	(25.3)	(10.8)
Defined benefit pension plans:		
Deferred net actuarial loss	(460.7)	(555.1)
Deferred prior service credits	5.5	6.3
Deferred tax asset	184.3	222.1
Net unrecognized periodic benefit costs for defined benefit pension plans	(270.9)	(326.7)
Postretirement benefit plans:		
Deferred net actuarial loss	(191.8)	(162.9)
Deferred prior service credits	81.4	91.0
Deferred tax asset	44.7	29.1
Net unrecognized periodic benefit costs for postretirement benefit plans	(65.7)	(42.8)
Foreign currency translation adjustments:		
Gross unrealized (losses) gains	(0.9)	1.6
Deferred tax asset (liability)	0.4	(0.4)
Net unrealized (losses) gains on foreign currency translation adjustment	(0.5)	1.2
Accumulated other comprehensive income	$ 224.6	$ 68.1

16. Accumulated Other Comprehensive Income (Loss) (continued)

Other comprehensive income (loss) reclassification adjustments for the years ended December 31 are as follows:

	2010	2009	2008
Investments:			
Net holding gain on investment securities arising during the period, net of tax (benefit) expense of $(8.9), $690.8 and $40.8, respectively	$ 24.9	$1,310.4	$ 97.2
Reclassification adjustment for net realized gain (loss) on investment securities, net of tax expense (benefit) of $54.5, $(138.6) and $(419.6), respectively	100.2	(255.2)	(759.6)
Total reclassification adjustment on investments	125.1	1,055.2	(662.4)
Non-credit component of OTTI on investments:			
Cumulative effect of adoption of FASB OTTI guidance, net of tax benefit of $0, $54.2 and $0, respectively	—	(88.9)	—
Non-credit component of OTTI on investments, net of tax expense (benefit) of $9.0, $(12.1) and $0, respectively	14.7	(20.7)	—
Cash flow hedges:			
Holding loss, net of tax benefit of $8.1, $1.0 and $0.2, respectively	(14.5)	(2.3)	(0.5)
Other:			
Net change in unrecognized periodic benefit costs for defined benefit pension and postretirement benefit plans, net of tax expense (benefit) of $22.3, $15.0 and $(266.1), respectively	32.9	19.3	(388.9)
Foreign currency translation adjustment, net of tax (benefit) expense of $(0.8), $0.4 and $0, respectively	(1.7)	1.2	—
Net gain (loss) recognized in other comprehensive income, net of tax expense (benefit) of $68.0, $500.3 and $(645.1), respectively	$156.5	$ 963.8	$(1,051.8)

17. Reinsurance

We reinsure certain risks with other companies and assume risk from other companies. We remain primarily liable to policyholders under ceded insurance contracts and are contingently liable for amounts recoverable from reinsurers in the event that such reinsurers do not meet their contractual obligations.

We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize our exposure to significant losses from reinsurer insolvencies.

17. Reinsurance (continued)

A summary of direct, assumed and ceded premiums written and earned for the years ended December 31, is as follows:

	2010		2009		2008	
	Written	Earned	Written	Earned	Written	Earned
Direct	$54,114.3	$53,982.8	$56,518.4	$56,416.6	$57,235.1	$57,177.8
Assumed	86.7	82.7	84.9	76.3	51.7	50.7
Ceded	(91.3)	(91.9)	(110.0)	(110.9)	(128.4)	(127.5)
Net premiums	$54,109.7	$53,973.6	$56,493.3	$56,382.0	$57,158.4	$57,101.0
Percentage of amount assumed to net premiums	0.2%	0.2%	0.2%	0.1%	0.1%	0.1%

A summary of net premiums written and earned by segment (see Note 20, "Segment Information") for the years ended December 31 is as follows:

	2010		2009		2008	
	Written	Earned	Written	Earned	Written	Earned
Reportable segments:						
Commercial	$31,385.8	$31,292.0	$34,147.6	$34,123.6	$34,957.6	$34,917.8
Consumer	16,100.5	16,059.6	16,213.8	16,126.8	16,325.0	16,372.8
Other	6,623.4	6,622.0	6,131.9	6,131.6	5,875.8	5,810.4
Net premiums	$54,109.7	$53,973.6	$56,493.3	$56,382.0	$57,158.4	$57,101.0

The effect of reinsurance on benefit expense for the years ended December 31 is as follows:

	2010	2009	2008
Direct	$44,949.3	$47,200.8	$48,381.9
Assumed	71.0	40.0	33.6
Ceded	(93.4)	(121.0)	(149.8)
Benefit expense	$44,926.9	$47,119.8	$48,265.7

The effect of reinsurance on certain assets and liabilities at December 31 is as follows:

	2010	2009
Policy liabilities, assumed	$64.1	$41.1
Unearned income, assumed	0.6	0.5
Premiums payable, ceded	23.6	23.3
Premiums receivable, assumed	7.2	6.8

18. Leases

We lease office space and certain computer and related equipment using noncancelable operating leases. At December 31, 2010, future lease payments for operating leases with initial or remaining noncancelable terms of one year or more consisted of the following:

2011	$119.4
2012	98.6
2013	91.3
2014	87.4
2015	72.4
Thereafter	214.5
Total minimum payments required	$683.6

We have certain lease agreements that contain contingent payment provisions. Under these provisions, we pay contingent amounts in addition to base rent, primarily based upon annual changes in the consumer price index. The schedule above contains estimated amounts for potential future increases in lease payments based on the contingent payment provisions.

Lease expense for 2010, 2009 and 2008 was $187.3, $220.7 and $199.2, respectively.

19. Earnings per Share

The denominator for basic and diluted earnings per share at December 31 is as follows:

	2010	2009	2008
Denominator for basic earnings per share—weighted-average shares	410.9	476.3	519.8
Effect of dilutive securities—employee and director stock options and non vested restricted stock awards	4.9	4.2	3.2
Denominator for diluted earnings per share	415.8	480.5	523.0

During the years ended December 31, 2010, 2009 and 2008, weighted average shares related to certain stock options of 17.4, 17.9 and 17.5, respectively, were excluded from the denominator for diluted earnings per share because the stock options were anti-dilutive.

20. Segment Information

Our organizational structure is comprised of three reportable segments: Commercial, Consumer and Other. Our Commercial and Consumer segments both offer a diversified mix of managed care products, including PPOs, HMOs, traditional indemnity benefits and POS plans, as well as a variety of hybrid benefit plans, including CDHPs, hospital only and limited benefit products.

Our Commercial segment includes Local Group (including UniCare), National Accounts and certain other ancillary business operations (dental, vision, life and disability and workers' compensation). Business units in the Commercial segment offer fully-insured products and provide a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, disease management, wellness programs and other administrative services.

20. Segment Information (continued)

Our Consumer segment includes Senior, State-Sponsored and Individual business. Senior business includes services such as Medicare Advantage, Medicare Part D, and Medicare Supplement, while State-Sponsored business includes our managed care alternatives for Medicaid and State Children's Health Insurance Plan programs.

Our Other segment includes the Comprehensive Health Solutions Business unit, or CHS, that brings together our resources focused on optimizing the quality of health care and cost of care management. CHS included our PBM business until its sale to Express Scripts on December 1, 2009, and also includes provider relations, care and disease management, employee assistance programs, including behavioral health, radiology benefit management and analytics-driven personal health care guidance. Our Other segment also includes results from our Federal Government Solutions, or FGS, business. FGS business includes the Federal Employee Program and National Government Services, Inc., which acts as a Medicare contractor in several regions across the nation. The Other segment also includes other businesses that do not meet the quantitative thresholds for an operating segment, as well as intersegment sales and expense eliminations and corporate expenses not allocated to the other reportable segments.

We define operating revenues to include premium income, administrative fees and other revenues. Operating revenues are derived from premiums and fees received primarily from the sale and administration of health benefit products. Operating gain is calculated as total operating revenue less benefit expense, selling, general and administrative expense and cost of drugs.

Through our participation in various federal government programs, we generated approximately 22%, 19% and 20% of our total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2010, 2009, and 2008, respectively. These revenues are contained in the Consumer and Other segments.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies in Note 2, "Basis of Presentation and Significant Accounting Policies," except that certain shared administrative expenses for each segment are recognized on a pro rata allocated basis, which in aggregate approximates the consolidated expense. Any difference between the allocated expenses and actual consolidated expense is included in other expenses not allocated to reportable segments. Intersegment sales and expenses are recorded at cost and eliminated in the consolidated financial statements. We evaluate performance of the reportable segments based on operating gain or loss as defined above. We evaluate investment income, gain on sale of business, net realized gains on investments, other-than-temporary impairment losses recognized in income, interest expense, amortization expense and income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

20. Segment Information (continued)

Financial data by reportable segment for the years ended December 31 is as follows:

	Commercial	Consumer	Other and Eliminations	Total
Year ended December 31, 2010				
Operating revenue from external customers	$34,662.6	$16,092.6	$ 7,088.6	$57,843.8
Operating gain (loss)	3,085.7	1,000.6	(8.8)	4,077.5
Depreciation and amortization of property and equipment	—	—	297.4	297.4
Year ended December 31, 2009				
Operating revenue from external customers	$37,363.4	$16,141.8	$ 7,323.4	$60,828.6
Intersegment revenue	—	—	2,836.6	2,836.6
Elimination of intersegment revenue	—	—	(2,836.6)	(2,836.6)
Operating gain	2,430.3	1,279.7	469.4	4,179.4
Depreciation and amortization of property and equipment	—	—	291.4	291.4
Year ended December 31, 2008				
Operating revenue from external customers	$38,009.3	$16,437.3	$ 7,132.6	$61,579.2
Intersegment revenue	—	—	2,572.8	2,572.8
Elimination of intersegment revenue	—	—	(2,572.8)	(2,572.8)
Operating gain	3,392.7	585.1	370.0	4,347.8
Depreciation and amortization of property and equipment	—	—	277.4	277.4

The major product revenues from external customers for each of the reportable segments for the years ended December 31, are as follows:

	2010	2009	2008
Commercial			
Managed care products	$30,186.4	$32,955.1	$33,676.4
Managed care services	3,262.5	3,167.9	3,078.3
Dental/Vision products and services	811.4	831.5	827.6
Other	402.3	408.9	427.0
Total Commercial	34,662.6	37,363.4	38,009.3
Consumer			
Managed care products	16,059.6	16,126.8	16,372.8
Managed care services	33.0	15.0	64.5
Total Consumer	16,092.6	16,141.8	16,437.3
Other			
Government services	6,923.8	6,465.9	6,222.5
Pharmacy products and services	—	681.3	716.2
Other	164.8	176.2	193.9
Total Other	7,088.6	7,323.4	7,132.6
Total revenues from external customers	$57,843.8	$60,828.6	$61,579.2

20. Segment Information (continued)

The classification between managed care products and managed care services in the above table primarily distinguishes between the level of risk assumed. Managed care products represent insurance products where we bear the insurance risk, whereas managed care services represent product offerings where we provide claims adjudication and other administrative services to the customer, but the customer principally bears the insurance risk.

Asset and equity details by reportable segment have not been disclosed, as we do not internally report such information.

A reconciliation of reportable segment operating revenues to the amounts of total revenues included in the consolidated statements of income for the years ended December 31, is as follows:

	2010	2009	2008
Reportable segments operating revenues	$57,843.8	$60,828.6	$61,579.2
Net investment income	803.3	801.0	851.1
Gain on sale of business	—	3,792.3	—
Net realized gains on investments	194.1	56.4	28.7
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	(1,207.9)
Total revenues	$58,801.8	$65,028.1	$61,251.1

A reconciliation of reportable segment operating gain to income before income taxes included in the consolidated statements of income for the years ended December 31 is as follows:

	2010	2009	2008
Reportable segments operating gain	$4,077.5	$4,179.4	$ 4,347.8
Net investment income	803.3	801.0	851.1
Gain on sale of business	—	3,792.3	—
Net realized gains on investments	194.1	56.4	28.7
Other-than-temporary impairment losses recognized in income	(39.4)	(450.2)	(1,207.9)
Interest expense	(418.9)	(447.4)	(469.8)
Amortization of other intangible assets	(241.7)	(266.0)	(286.1)
Impairment of goodwill and other intangible assets	(21.1)	(262.5)	(141.4)
Income before income taxes	$4,353.8	$7,403.0	$ 3,122.4

21. Related Party Transactions

WellPoint Foundation, Inc., or the Foundation, is an Indiana non-profit organization exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code. The Foundation was formed to conduct, support and assist charitable, health-related, educational, and other community-based programs and projects. The officers and directors of the Foundation are also our officers. These officers and directors receive no compensation from the Foundation for the management services performed for the Foundation but may be reimbursed by the Foundation for any cash expenditures incurred on behalf of the Foundation. We received $0.6 from the Foundation for administrative services provided by our associates in 2010. The Foundation is not a subsidiary of ours and the financial results of the Foundation are not consolidated with our financial statements. No contributions were made to the Foundation in 2010 or 2008. A contribution of $10.0 was made to the Foundation in 2009. We have no current legal obligations for future commitments to the Foundation.

22. Statutory Information (Unaudited)

Our insurance and HMO subsidiaries, excluding Blue Cross of California, report their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities, or statutory, which vary in certain respects from GAAP. Blue Cross of California is regulated by the California Department of Managed Health Care and reports its accounts in conformity with GAAP. Typical differences of GAAP reporting as compared to statutory reporting are the inclusion of unrealized gains or losses relating to fixed maturity securities in shareholders' equity, recognition of all assets including those that are non-admitted for statutory purposes and recognition of all deferred tax assets without regard to statutory limits. The National Association of Insurance Commissioners, or NAIC, developed a codified version of the statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting.

Our insurance and HMO subsidiaries that are subject to statutory reporting are domiciled in various jurisdictions. These subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions' insurance regulators. Prescribed statutory accounting practices are set forth in a variety of publications of the NAIC as well as state laws, regulations and general administrative rules.

Our ability to pay dividends and credit obligations is significantly dependent on receipt of dividends from our subsidiaries. The payment of dividends to us by our insurance and HMO subsidiaries without prior approval of the insurance departments of each subsidiary's domiciliary jurisdiction is limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective state insurance departments or the California Department of Managed Health Care.

Our statutory basis insurance and HMO subsidiaries are subject to risk-based capital requirements. Risk-based capital is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company or HMO to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of risk-based capital specifies various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. Below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. Additionally, Blue Cross of California is subject to capital and solvency requirements as prescribed by the California Department of Managed Health Care. As of December 31, 2010 and 2009, all of our regulated subsidiaries exceeded the minimum risk-based capital requirements and/or capital and solvency requirements of their applicable governmental regulator. Statutory-basis capital and surplus of our insurance and HMO subsidiaries and capital and surplus of our other regulated subsidiaries, excluding Blue Cross of California, was $8,089.0 and $7,659.8 at December 31, 2010 and 2009, respectively. Statutory-basis net income of our insurance and HMO subsidiaries and net income of our other regulated subsidiaries, excluding Blue Cross of California, was $2,933.8, $4,643.6 and $2,719.8 for 2010, 2009 and 2008, respectively. GAAP equity of Blue Cross of California was $1,258.8 and $1,377.3 at December 31, 2010 and 2009, respectively. GAAP net income of Blue Cross of California was $413.5, $450.5 and $285.9 for the years ended December 31, 2010, 2009 and 2008, respectively.

23. Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data is as follows:

	For the Quarter Ended			
	March 31	June 30	September 30	December 31
2010				
Total revenues	$15,098.5	$14,457.2	$14,598.2	$14,647.9
Income before income taxes	1,335.3	1,129.6	1,136.8	752.1
Net income	876.8	722.4	739.1	548.8
Basic net income per share	1.99	1.73	1.86	1.41
Diluted net income per share	1.96	1.71	1.84	1.40
2009				
Total revenues	$15,143.3	$15,413.2	$15,425.1	$19,046.5
Income before income taxes	893.6	1,052.5	1,117.2	4,339.7
Net income	580.4	693.5	730.2	2,741.8
Basic net income per share	1.17	1.44	1.55	6.02
Diluted net income per share	1.16	1.43	1.53	5.95

24. Subsequent Events

We have evaluated subsequent events for recognition or disclosure in our consolidated financial statements filed on Form 10-K with the SEC and no events, other than those described in these notes, have occurred that require disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in or disagreements with our independent registered public accounting firm on accounting or financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation as of December 31, 2010, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be disclosed in our reports under the Exchange Act. In addition based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of the principal executive officer and principal financial officer, of WellPoint, Inc., or the Company, is responsible for establishing and maintaining effective internal control over financial reporting, or Internal Control, as such term is defined in the Securities Exchange Act of 1934, as amended. The Company's Internal Control is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles, or GAAP. The Company's Internal Control includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations in any Internal Control, no matter how well designed, misstatements due to error or fraud may occur and not be detected. Accordingly, even effective Internal Control can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management, under the supervision and with the participation of the principal executive officer and principal financial officer, assessed the effectiveness of the Company's Internal Control as of December 31, 2010. Management's assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment, management has concluded that the Company's Internal Control was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2010, and has also issued an audit report dated February 17, 2011, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, which is included in this Annual Report on Form 10-K.

/s/ ANGELA F. BRALY	/s/ WAYNE S. DEVEYDT
Chair of the Board, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Changes in Internal Control over Financial Reporting

We have implemented certain enhancements to our internal controls over financial reporting within our Senior business partly in response to The Centers for Medicare and Medicaid Services', or CMS', requests for corrective action plans in connection with the marketing of and enrollment in the Medicare Advantage and Medicare Part D prescription drug plans. On September 9, 2009, CMS notified us that the sanctions have been lifted subsequent to our remediation efforts. We were not allowed to participate in the auto-enrollment or reassignment of Medicare Part D Low Income Subsidy, or LIS, beneficiaries beginning on October 1, 2008. We worked with CMS to demonstrate that our agreed corrective action plans related to the Medicare Part D and LIS programs had been completed. CMS notified us on June 15, 2010 that we were again eligible to enroll LIS beneficiaries with an effective date of September 1, 2010. While we have enhanced certain internal controls related to our Senior business, there have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
WellPoint, Inc.

We have audited WellPoint, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). WellPoint, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WellPoint, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WellPoint, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of WellPoint, Inc. and our report dated February 17, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 17, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our Executive Officers, Directors and nominees for Director, Audit Committee members and financial expert(s) and concerning disclosure of delinquent filers under Section 16(a) of the Exchange Act and our Standards of Business Conduct is incorporated herein by reference from our definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item concerning remuneration of our Executive Officers and Directors, material transactions involving such Executive Officers and Directors and Compensation Committee interlocks, as well as the Compensation Committee Report, are incorporated herein by reference from our definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item concerning the stock ownership of management and five percent beneficial owners and securities authorized for issuance under equity compensation plans is incorporated herein by reference from our definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item concerning certain relationships and related person transactions and director independence is incorporated herein by reference from our definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item concerning principal accounting fees and services is incorporated herein by reference from our definitive Proxy Statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

The following consolidated financial statements of the Company are set forth in Part II, Item 8.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Income for the years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

2. Financial Statement Schedule:

The following financial statement schedule of the Company is included in Item 15(c):

Schedule II—Condensed Financial Information of Registrant (Parent Company Only).

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore have been omitted.

3. Exhibits:

A list of exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this report.

(c) Financial Statement Schedule

Schedule II—Condensed Financial Information of Registrant (Parent Company Only).

Schedule II—Condensed Financial Information of Registrant

WellPoint, Inc. (Parent Company Only)

Balance Sheets

(In millions, except share data)	December 31	
	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 605.7	$ 3,318.3
Investments available-for-sale, at fair value:		
Fixed maturity securities (amortized cost of $2,499.4 and $1,163.0)	2,628.1	1,169.4
Equity securities (cost of $49.1 and $23.4)	69.3	27.7
Other invested assets, current	6.4	9.3
Other receivables	62.8	179.0
Income taxes receivable	46.9	93.5
Net due from subsidiaries	245.0	220.0
Securities lending collateral	119.1	32.9
Deferred tax assets, net	10.4	105.0
Other current assets	132.8	98.1
Total current assets	3,926.5	5,253.2
Long-term investments available-for-sale, at fair value:		
Equity securities (cost of $7.0 and $7.1)	7.0	7.1
Other invested assets, long-term	433.1	394.2
Property and equipment, net	8.8	3.3
Deferred tax assets, net	334.2	277.5
Investment in subsidiaries	28,243.2	27,692.6
Other noncurrent assets	103.3	95.3
Total assets	$33,056.1	$33,723.2
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Accounts payable and accrued expenses	$ 427.8	$ 358.1
Securities trades pending payable	27.1	36.1
Securities lending payable	119.1	32.9
Current portion of long-term debt	700.0	52.5
Other current liabilities	184.4	232.8
Total current liabilities	1,458.4	712.4
Long-term debt	7,667.8	7,908.1
Other noncurrent liabilities	117.3	239.4
Total liabilities	9,243.5	8,859.9
Commitments and contingencies—Note 5		
Shareholders' equity		
Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding—none	—	—
Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 377,736,929 and 449,789,672	3.8	4.5
Additional paid-in capital	12,862.6	15,192.2
Retained earnings	10,721.6	9,598.5
Accumulated other comprehensive income	224.6	68.1
Total shareholders' equity	23,812.6	24,863.3
Total liabilities and shareholders' equity	$33,056.1	$33,723.2

See accompanying notes.

Schedule II—Condensed Financial Information of Registrant—(continued)

WellPoint, Inc. (Parent Company Only)

Statements of Income

(In millions)

	Years ended December 31		
	2010	2009	2008
Revenues			
Net investment income	$ 53.9	$ 35.8	$ 83.2
Net realized losses on investments	(58.0)	(1.6)	(6.9)
Other-than-temporary impairment losses on investments:			
Total other-than-temporary impairment losses on investments	(15.2)	(47.8)	(306.2)
Portion of other-than-temporary impairment losses recognized in other comprehensive income	0.2	6.6	—
Other-than-temporary impairment losses recognized in income	(15.0)	(41.2)	(306.2)
Other revenue	3.2	0.4	0.4
Total revenues	(15.9)	(6.6)	(229.5)
Expenses			
General and administrative expense	105.5	116.4	106.9
Interest expense	394.4	419.2	440.8
Total expenses	499.9	535.6	547.7
Loss before income tax credits and equity in net income of subsidiaries	(515.8)	(542.2)	(777.2)
Income tax credits	(239.8)	(227.8)	(359.3)
Equity in net income of subsidiaries	3,163.1	5,060.3	2,908.6
Net income	$2,887.1	$4,745.9	$2,490.7

See accompanying notes.

Schedule II—Condensed Financial Information of Registrant—(continued)

WellPoint, Inc. (Parent Company Only)

Statements of Cash Flows

(In millions)	Year ended December 31		
	2010	2009	2008
Operating activities			
Net income	$ 2,887.1	$ 4,745.9	$ 2,490.7
Adjustments to reconcile net income to net cash provided by operating activities:			
(Undistributed) distributed earnings of subsidiaries	(417.1)	602.4	973.5
Net realized losses on investments	58.0	1.6	6.9
Other-than-temporary impairment losses recognized in income	15.0	41.2	306.2
(Gain) loss on disposal of assets	(0.8)	1.3	—
Deferred income taxes	0.6	11.2	(3.8)
Amortization, net of accretion	27.1	(1.6)	11.3
Depreciation	0.3	0.3	0.4
Share-based compensation	136.0	153.6	156.0
Excess tax benefits from share-based compensation	(28.1)	(9.6)	(16.0)
Changes in operating assets and liabilities, net of effect of business combinations:			
Receivables, net	23.3	(62.2)	5.2
Other invested assets, current	2.9	(2.2)	1.9
Other assets	(33.0)	(13.5)	(68.4)
Amounts due to (from) subsidiaries	(25.0)	949.4	(859.1)
Accounts payable and accrued expenses	(3.6)	144.8	55.9
Other liabilities	(109.3)	124.4	(506.3)
Income taxes	67.9	84.0	(94.5)
Net cash provided by operating activities	2,601.3	6,771.0	2,459.9
Investing activities			
Purchases of investments	(4,329.0)	(1,052.8)	(1,155.8)
Proceeds from sales, maturities and redemptions of investments	2,924.2	144.5	2,363.3
Capitalization of subsidiaries	(31.1)	(6.4)	(88.7)
Change in securities lending collateral	(86.2)	(14.7)	190.3
Purchases of property and equipment, net	(5.0)	—	—
Other, net	(114.4)	(68.4)	84.5
Net cash (used in) provided by investing activities	(1,641.5)	(997.8)	1,393.6
Financing activities			
Net payments of commercial paper borrowings	(164.4)	(397.0)	(900.6)
Proceeds from long-term borrowings	988.5	990.3	525.0
Repayment of long-term borrowings	(433.1)	(906.2)	(26.3)
Changes in securities lending payable	86.2	14.7	(190.3)
Change in bank overdrafts	39.0	(17.1)	(35.2)
Repurchase and retirement of common stock	(4,360.3)	(2,638.4)	(3,276.2)
Proceeds from exercise of employee stock options and employee stock purchase plan	143.6	126.5	121.2
Excess tax benefits from share-based compensation	28.1	9.6	16.0
Net cash used in financing activities	(3,672.4)	(2,817.6)	(3,766.4)
Change in cash and cash equivalents	(2,712.6)	2,955.6	87.1
Cash and cash equivalents at beginning of year	3,318.3	362.7	275.6
Cash and cash equivalents at end of year	$ 605.7	$ 3,318.3	$ 362.7

See accompanying notes.

WellPoint, Inc.
(Parent Company Only)
Notes to Condensed Financial Statements

December 31, 2010
(In Millions, Except Per Share Data)

1. Basis of Presentation and Significant Accounting Policies

In the parent company only financial statements of WellPoint, Inc., or WellPoint, WellPoint's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries. WellPoint's share of net income of its unconsolidated subsidiaries is included in income using the equity method of accounting.

Certain amounts presented in the parent company only financial statements are eliminated in the consolidated financial statements of WellPoint.

Certain prior year amounts have been reclassified to conform to the current year presentation.

WellPoint's parent company only financial statements should be read in conjunction with WellPoint's audited consolidated financial statements and the accompanying notes included in this Form 10-K.

2. Subsidiary Transactions

Dividends

WellPoint received cash dividends from subsidiaries of $2,746.0, $5,662.7, and $3,882.1 during 2010, 2009, and 2008, respectively.

Investment in Subsidiaries

Capital contributions to subsidiaries were $31.1, $6.4, and $88.7 during 2010, 2009, and 2008, respectively.

Amounts Due to and From Subsidiaries

At December 31, 2010 and 2009, WellPoint reported $245.0 and $220.0 due from subsidiaries, respectively. These amounts consisted principally of administrative expenses and are routinely settled, and as such, are classified as current assets.

Sale of PBM Business

On December 1, 2009, certain subsidiaries of WellPoint sold their pharmacy benefits management subsidiaries, or PBM business, to Express Scripts, Inc., or Express Scripts, and received $4,675.0 in cash, subject to customary working capital adjustments. The pre-tax and after-tax gains on the sale were $3,792.3 and $2,361.2, respectively. The after-tax gain of $2,361.2 is included as equity in net income of subsidiaries in WellPoint's parent company only income statement.

WellPoint, Inc.
(Parent Company Only)
Notes to Condensed Financial Statements (continued)

3. Derivative Financial Instruments

The information regarding derivative financial instruments contained in Note 6, "Derivative Financial Instruments," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

4. Long-Term Debt

The carrying value of long-term debt at December 31 consists of the following:

	December 31	
	2010	2009
Senior unsecured notes:		
5.000%, face amount of $700.0, due 2011	$ 701.8	$ 698.7
6.800%, face amount of $800.0, due 2012	842.0	846.2
5.000%, face amount of $500.0, due 2014	547.5	532.9
6.000%, face amount of $400.0, due 2014	397.6	396.8
5.250%, face amount of $1,100.0, due 2016	1,093.4	1,092.1
5.875%, face amount of $700.0, due 2017	693.0	692.1
7.000%, face amount of $600.0, due 2019	595.2	594.7
4.350%, face amount of $700.0, due 2020	693.3	—
5.950%, face amount of $500.0, due 2034	494.9	494.7
5.850%, face amount of $900.0, due 2036	889.7	889.3
6.375%, face amount of $800.0, due 2037	789.7	789.4
5.800%, face amount of $300.0, due 2040	293.5	—
Variable rate debt:		
Commercial paper program	336.2	500.6
Senior term loan	—	433.1
Total debt	8,367.8	7,960.6
Current portion of debt	(700.0)	(52.5)
Long-term debt, less current portion	$7,667.8	$7,908.1

At maturity on January 15, 2011, we repaid the $700.0 outstanding balance of our 5.000% senior unsecured notes.

On September 30, 2010, we entered into a senior credit facility, or the facility, with certain lenders for general corporate purposes. The facility provides credit up to $2,000.0 and matures on September 30, 2013. The interest rate on the facility is based on either, (i) the LIBOR rate plus a predetermined percentage rate based on our credit rating at the date of utilization, or (ii) a base rate as defined in the facility agreement plus a predetermined percentage rate based on our credit rating at the date of utilization. Our ability to borrow under the facility is subject to compliance with certain covenants. Commitment and legal fees paid for the facility were $7.6 and there are no conditions that are probable of occurring under which the facility may be withdrawn. There were no amounts outstanding under the facility as of or during the three months ended December 31, 2010, or under a previous facility during the nine months ended September 30, 2010. At December 31, 2010, we had $2,000.0 available under the facility. This facility replaced our previous senior credit facility, which provided credit up to $2,392.0.

WellPoint, Inc.
(Parent Company Only)
Notes to Condensed Financial Statements (continued)

4. Long-Term Debt (continued)

On August 12, 2010, we issued $700.0 of 4.350% notes due 2020 and $300.0 of 5.800% notes due 2040 under our shelf registration statement. We used the proceeds from this debt issuance to repay the remaining outstanding balance of our variable rate senior term loan and for general corporate purposes. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

In July 2009, May 2009 and March 2009, we repurchased $390.0, $300.0 and $400.0, respectively, of our $1,090.0 face value due at maturity zero coupon notes. The notes were issued in August 2007 in a private placement transaction. We paid cash totaling $553.8 to repurchase the notes, which had a remaining carrying value of zero at December 31, 2010.

On February 5, 2009 we issued $400.0 of 6.000% notes due 2014 and $600.0 of 7.000% notes due 2019 under our shelf registration statement. The proceeds from this debt issuance were used for general corporate purposes, including, but not limited to, repayment of short-term debt and repurchasing shares of our common stock. The notes have a call feature that allows us to repurchase the notes at any time at our option and a put feature that allows a note holder to require us to repurchase the notes upon the occurrence of both a change of control event and a downgrade of the notes.

We have an authorized commercial paper program of up to $2,500.0, the proceeds of which may be used for general corporate purposes. The weighted-average interest rate on commercial paper borrowings at December 31, 2010 and 2009 was 0.359% and 0.340%, respectively. Commercial paper borrowings have been classified as long-term debt at December 31, 2010 and 2009 as our practice and intent is to replace short-term commercial paper outstanding at expiration with additional short-term commercial paper for an uninterrupted period extending for more than one year or our ability to redeem our commercial paper with borrowings under the senior credit facility described above.

Interest paid during 2010, 2009, and 2008 was $384.5, $368.9, and $408.5, respectively.

We were in compliance with all applicable covenants under our outstanding debt agreements.

Future maturities of long-term debt are as follows: 2011, $1,038.0; 2012, $842.0; 2013, $0.0; 2014, $945.1; 2015, $0.0 and thereafter, $5,542.7.

5. Commitments and Contingencies

The information regarding commitments and contingencies contained in Note 14, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

6. Capital Stock

The information regarding capital stock contained in Note 15, "Capital Stock," of the Notes to Consolidated Financial Statements of WellPoint and its subsidiaries is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WELLPOINT, INC.

By: /s/ ANGELA F. BRALY
Angela F. Braly
Chair of the Board, President and Chief Executive Officer

Dated: February 17, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANGELA F. BRALY **Angela F. Braly**	Chair of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2011
/s/ WAYNE S. DEVEYDT **Wayne S. DeVeydt**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2011
/s/ MARTIN L. MILLER **Martin L. Miller**	Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer (Principal Accounting Officer)	February 17, 2011
/s/ LENOX D. BAKER, JR., M.D. **Lenox D. Baker, Jr., M.D.**	Director	February 17, 2011
/s/ SUSAN B. BAYH **Susan B. Bayh**	Director	February 17, 2011
/s/ SHEILA P. BURKE **Sheila P. Burke**	Director	February 17, 2011
/s/ WILLIAM H.T. BUSH **William H.T. Bush**	Director	February 17, 2011
/s/ JULIE A. HILL **Julie A. Hill**	Director	February 17, 2011
/s/ WARREN Y. JOBE **Warren Y. Jobe**	Director	February 17, 2011

Signature	Title	Date
/s/ WILLIAM G. MAYS William G. Mays	Director	February 17, 2011
/s/ RAMIRO G. PERU Ramiro G. Peru	Director	February 17, 2011
/s/ SENATOR DONALD W. RIEGLE, JR. Senator Donald W. Riegle, Jr.	Director	February 17, 2011
/s/ WILLIAM J. RYAN William J. Ryan	Director	February 17, 2011
/s/ GEORGE A. SCHAEFER, JR. George A. Schaefer, Jr.	Director	February 17, 2011
/s/ JACKIE M. WARD Jackie M. Ward	Director	February 17, 2011

INDEX TO EXHIBITS

Exhibit Number	Exhibit
2.1	Stock and Interest Purchase Agreement dated April 9, 2009, by and between the Company and Express Scripts, Inc., incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed April 13, 2009.
3.1	Articles of Incorporation of the Company, as amended effective May 17, 2007, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2007.
3.2	By-laws of the Company, as amended effective December 9, 2010, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 13, 2010.
4.1	Articles of Incorporation of the Company, as amended effective May 17, 2007 (Included in Exhibit 3.1).
4.2	By-laws of the Company, as amended effective December 9, 2010 (Included in Exhibit 3.2).
4.3	Specimen of Certificate of the Company's common stock, $0.01 par value per share, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 28, 2005 (Registration No. 333-130743).
4.4	Indenture, dated as of July 31, 2002, between the Company and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.13 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, SEC File No. 001-16751.
	(a) First Supplemental Indenture, dated as of July 31, 2002, between the Company and The Bank of New York, Trustee, establishing 6.800% Notes due 2012, incorporated by reference to Exhibit 4.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, SEC File No. 001-16751.
	(b) Form of 6.800% Note due 2012 (Included in Exhibit 4.4(a)), incorporated by reference to Exhibit 4.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, SEC File No. 001-16751.
4.5	Amended and Restated Indenture, dated as of June 8, 2001, by and between WellPoint Health Networks Inc. (as predecessor by merger to Anthem Holding Corp., "WellPoint Health") and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.3 to WellPoint Health's Current Report on Form 8-K filed on June 12, 2001, SEC File No. 001-13083.
	(a) First Supplemental Indenture, dated as of November 30, 2004, between Anthem Holding Corp. and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.11(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, SEC File No. 001-16751.
	(b) Form of Note evidencing WellPoint Health's 6⅜% Notes due 2012, incorporated by reference to Exhibit 4.1 to WellPoint Health's Current Report on Form 8-K filed on January 16, 2002, SEC File No. 001-13083.
4.6	Indenture, dated as of December 9, 2004, between the Company and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 15, 2004, SEC File No. 001-16751.
	(a) Form of the Company's 5.000% Notes due 2014 (included in Exhibit 4.6).
	(b) Form of the Company's 5.950% Notes due 2034 (included in Exhibit 4.6).

Exhibit Number	Exhibit
4.7	Indenture, dated as of January 10, 2006, between the Company and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751.
	(a) Form of 5.00% Notes due 2011, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751.
	(b) Form of 5.25% Notes due 2016, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751.
	(c) Form of 5.85% Notes due 2036, incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on January 11, 2006, SEC File No. 001-16751.
	(d) Form of 5.875% Notes due 2017, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 8, 2007.
	(e) Form of 6.375% Notes due 2037, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 8, 2007.
	(f) Form of 6.000% Notes due 2014, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 5, 2009.
	(g) Form of 7.000% Notes due 2019, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on February 5, 2009.
	(h) Form of 4.350% Notes due 2020, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 12, 2010.
	(i) Form of 5.800% Notes due 2040, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 12, 2010.
4.8	Upon the request of the Securities and Exchange Commission, the Company will furnish copies of any other instruments defining the rights of holders of long-term debt of the Company or its subsidiaries.
10.1*	Anthem 2001 Stock Incentive Plan, amended and restated as of January 1, 2003, incorporated by reference to Exhibit 10.1(iii) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, SEC File No. 001-16751.
	(a) Form of Stock Incentive Plan General Stock Option Grant Agreement as of March 1, 2006, incorporated by reference to Exhibit 10.1(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, SEC File No. 001-16751.
10.2*	WellPoint Incentive Compensation Plan as amended and restated effective May 20, 2009, incorporated by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 filed June 8, 2009.
	(a) First Amendment to WellPoint Incentive Compensation Plan effective December 8, 2010.
	(b) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.58(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
	(c) Form of Non-Qualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.58(f) to the Company's Current Report on Form 8-K filed on November 2, 2006.
	(d) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(j) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Exhibit Number	Exhibit
	(e) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement for 2008 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
	(f) Form of Restricted Stock Unit Grant Agreement for 2008 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 7, 2008.
	(g) Form of Incentive Compensation Plan Nonqualified Stock Option Award Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
	(h) Form of Restricted Stock Unit Grant Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
	(i) Form of Performance Share Award Agreement for 2009 under the 2006 Incentive Compensation Plan, incorporated by reference to Exhibit 10.2(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
	(j) Form of Incentive Compensation Plan Non-Qualified Stock Option Award Agreement, incorporated by reference to Exhibit 10.2(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
	(k) Form of Incentive Compensation Plan Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2(p) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
	(l) Form of Incentive Compensation Plan Performance Share Award Agreement, incorporated by reference to Exhibit 10.2(p) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
10.3*	WellPoint, Inc. Comprehensive Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2011.
10.4*	WellPoint, Inc. Executive Agreement Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
	(a) Amendment to the WellPoint, Inc. Executive Agreement Plan effective as of April 1, 2009, incorporated by reference to Exhibit 10.4(a) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10.5*	WellPoint, Inc. Executive Salary Continuation Plan effective January 1, 2006, incorporated by reference to Exhibit 10.59 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
10.6*	WellPoint Directed Executive Compensation Plan amended effective January 1, 2009, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
10.7*	WellPoint, Inc. Board of Directors Compensation Program, as amended March 1, 2010, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on February 3, 2010.
10.8*	WellPoint Board of Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit Number	Exhibit
10.9*	WellPoint Health Networks Inc. 1999 Stock Incentive Plan (as amended through December 6, 2000), incorporated by reference to Exhibit 10.37 to WellPoint Health's Annual Report on Form 10-K for the year ended December 31, 2000, SEC File No. 001-13083.
	(a) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Grant of Stock Option and Stock Option Agreement, revised December 2001, incorporated by reference to Exhibit 10.01 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083.
	(b) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Grant of Stock Option and Stock Option Agreement, revised September 2003, incorporated by reference to Exhibit 10.02 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083.
	(c) Form of WellPoint Health Networks Inc. 1999 Stock Incentive Plan Notice of Automatic Grant of Stock Option, Notice of Annual Automatic Grant of Stock Option, Notice of Grant of Stock Option and Automatic Stock Option Agreement for Non-Employee Directors, incorporated by reference to Exhibit 10.09 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, SEC File No. 001-13083.
10.10*	RightCHOICE Managed Care, Inc. Supplemental Executive Retirement Plan as restated effective October 10, 2001, incorporated by reference to Exhibit 10.06 to WellPoint Health's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, SEC File No. 001-13083.
10.11*	Employment Agreement between WellPoint, Inc. and Angela F. Braly, dated as of February 24, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 26, 2007.
	(a) Amendment to Employment Agreement between WellPoint, Inc. and Angela F. Braly effective as of January 1, 2009, incorporated by reference to Exhibit 10.12(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
10.12*	Employment Agreement by and between Anthem Insurance Companies, Inc. and Samuel R. Nussbaum, M.D., dated as of January 2, 2001 (with respect to Section 5(c) only), incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-67714).
10.13*	(a) Form of Employment Agreement between the Company and each of the following: Randal Brown; Ken R. Goulet; and, Samuel R. Nussbaum, M.D., incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, SEC File No. 001-16751.
	(b) Form of Employment Agreement between the Company and each of the following: Lori Beer; Wayne S. DeVeydt; and, Brian Sassi, incorporated by reference to Exhibit A to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on November 2, 2006.
	(c) Form of Employment Agreement between the Company and each of the following: John Cannon and Martin L. Miller, incorporated by reference to Exhibit A to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.14	Blue Cross License Agreement by and between Blue Cross Blue Shield Association and the Company, including revisions, if any, adopted by the Member Plans through November 18, 2010.
10.15	Blue Shield License Agreement by and between Blue Cross Blue Shield Association and the Company, including revisions, if any, adopted by the Member Plans through November 18, 2010.

Exhibit Number	Exhibit
10.16	Undertakings to California Department of Insurance, dated November 8, 2004, delivered by WellPoint Health, BC Life, Anthem, Inc. and Anthem Holding Corp., incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on November 10, 2004, SEC File No. 001-13083.
10.17	Undertakings to California Department of Managed Health Care, dated November 23, 2004, delivered by WellPoint Health, Golden West, Anthem, Inc. and Anthem Holding Corp, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on November 30, 2004, SEC File No. 001-16751.
10.18	Undertakings, dated July 31, 1997, by WellPoint Health, Blue Cross of California and WellPoint California Services, Inc. to the California Department of Corporations, incorporated by reference to Exhibit 99.12 to WellPoint Health's Current Report on Form 8-K filed on August 5, 1997, SEC File No. 001-13083.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act Rules, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from WellPoint, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Cash Flows; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Notes to Consolidated Financial Statements and (vi) Financial Statement Schedule II.

* Indicates management contracts or compensatory plans or arrangements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

- Form S-8 No. 333-73516 and Form S-8 No. 333-110503 pertaining to the Anthem 2001 Stock Incentive Plan;
- Form S-8 No. 333-84906 and Form S-8 No. 333-129334 pertaining to the WellPoint 401(k) Retirement Savings Plan (formerly Anthem 401(k) Long-term Savings Investment Plan);
- Form S-8 No. 333-97423 pertaining to the Trigon Healthcare, Inc. 1997 Stock Incentive Plan; Trigon Healthcare, Inc. Non-Employee Directors Stock Incentive Plan; and Certain Options Granted to Consultants to Trigon Healthcare, Inc.;
- Form S-8 No. 333-120851 pertaining to the WellPoint Health Networks Inc. 1999 Stock Incentive Plan; WellPoint Health Networks Inc. 2000 Employee Stock Option Plan; WellPoint Health Networks Inc. Comprehensive Executive Non-Qualified Retirement Plan; Cobalt Corporation Equity Incentive Plan; RightCHOICE Managed Care, Inc. 2001 Stock Incentive Plan; RightCHOICE Managed Care, Inc. 1994 Equity Incentive Plan; RightCHOICE Managed Care, Inc. Nonemployee Directors' Stock Option Plan;
- Form S-8 No. 333-121596 pertaining to the 2005 Comprehensive Executive Non-Qualified Retirement Plan;
- Form S-8 No. 333-130743 pertaining to the WellChoice, Inc. 2003 Omnibus Incentive Plan;
- Form S-8 No. 333-134253 pertaining to the WellPoint 2006 Incentive Compensation Plan;
- Form S-8 No. 333-156099 pertaining to the WellPoint, Inc. Employee Stock Purchase Plan;
- Form S-3 No. 333-156098 pertaining to the WellPoint, Inc. automatic shelf registration; and
- Form S-8 No. 333-159830 pertaining to the WellPoint Incentive Compensation Plan

of our report dated February 17, 2011, with respect to the consolidated financial statements and schedule of WellPoint, Inc., and our report dated February 17, 2011, with respect to the effectiveness of internal control over financial reporting of WellPoint, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ ERNST & YOUNG LLP

February 17, 2011
Indianapolis, Indiana

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a) AND RULE 15d-14(a) OF THE EXCHANGE ACT RULES,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Angela F. Braly, certify that:

1. I have reviewed this report on Form 10-K of WellPoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2011

/s/ ANGELA F. BRALY

Chair of the Board, President and
Chief Executive Officer

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULE 13a-14(a) AND RULE 15d-14(a) OF THE EXCHANGE ACT RULES,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Wayne S. DeVeydt, certify that:

1. I have reviewed this report on Form 10-K of WellPoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2011

/s/ WAYNE S. DEVEYDT
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of WellPoint, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Angela F. Braly, Chair of the Board, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ANGELA F. BRALY

Angela F. Braly
Chair of the Board, President and Chief Executive Officer
February 17, 2011

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of WellPoint, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Wayne S. DeVeydt, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WAYNE S. DEVEYDT

Wayne S. DeVeydt
Executive Vice President and
Chief Financial Officer
February 17, 2011